   As filed with the Securities and Exchange Commission on May 28, 1999

                                                Registration No. 333-78197

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                               ----------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933

                               ----------------
                              CRITICAL PATH, INC.
            (Exact name of registrant as specified in its charter)

          California                           7389                 91-1788300
  (State or other jurisdiction     (Primary Standard Industrial  (I.R.S. Employer
of incorporation or organization)   Classification Code Number) Identification No.)

                                320 1st Street
                        San Francisco, California 94105
                                (415) 808-8800
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               ----------------

                               DOUGLAS T. HICKEY
                     President and Chief Executive Officer
                              CRITICAL PATH, INC.
                                320 1st Street
                        San Francisco, California 94105
                                (415) 808-8800
(Name, address, including zip code, and telephone number, including area code, of agent for service of process)

                               ----------------

                                  Copies to:
               Alan K. Austin             Kenneth L. Guernsey
              Mark L. Reinstra            Virginia C. Edwards
               James C. Creigh               John S. Wills
               Clay B. Simpson            Cooley Godward LLP
      Wilson Sonsini Goodrich & Rosati    One Maritime Plaza
             650 Page Mill Road         San Francisco, CA 94111
             Palo Alto, CA 94304

                               ----------------

  Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement numbers of the earlier
effective registration statement for the same offering.   [_]

  If this form is a post-effective amendment filed pursuant to 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.   [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                               ----------------

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an +
+offer to sell securities, and we are not soliciting offers to buy these       +
+securities, in any state where the offer or sale is not permitted.            +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED MAY 28, 1999


                      [LOGO OF CRITICAL PATH APPEARS HERE]
                                4,000,000 Shares
                                  Common Stock

  Critical Path, Inc. is offering 3,000,000 shares of its common stock and the selling shareholders are selling an additional 1,000,000 shares. Our common stock is traded on the Nasdaq National Market under the symbol "CPTH." The last reported sale price of our common stock on the Nasdaq National Market on May 26, 1999 was $58.00 per share.

                                --------------

                 Investing in the common stock involves risks.
                    See "Risk Factors" beginning on page 6.

                                --------------

                                                         Per Share    Total
                                                         ---------    -----
Public Offering Price...................................  $        $
Underwriting Discounts and Commissions..................  $        $
Proceeds to Critical Path...............................  $        $
Proceeds to the selling shareholders....................  $        $

  The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

  The selling shareholders have granted the underwriters a 30-day option to purchase up to an additional 600,000 shares of common stock to cover over-allotments.

                                --------------

BancBoston Robertson Stephens                                  Hambrecht & Quist

                                --------------

Dain Rauscher Wessels                                               FAC/Equities
 a division of Dain Rauscher Incorporated

                                --------------

                 The date of this prospectus is        , 1999.

                             INSIDE FRONT COVER


                                          EMAIL
                                            Questions
                                              Need
                                                Answers
is your email always up
  and running?


      Can you upgrade your
        email quickly and easily
      to support additional users?


is your email operation the
most cost-effective?


           Will you be able to keep up
            with the internet messaging
             demands of tomorrow?



                                          [Logos of Strategic
                                            partners appear here]

                                  GATEFOLD


Critical Path       The email messaging service        enterprise services

 Software                    Solution                  future capabilities
                                                       including

Branding  Service   basic     secure     ecommerce     unified messaging
                    email     email      services      directions
 24x7               hosting   hosting
Scalable                                                calendaring
                    spam      SSL-based  future
                    blocking  messaging  capabilities
                                         including

                    anti-virus           billing transactions

                                         security

  You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. In this prospectus, the "Company," "Critical Path," "we," "us," and "our" refer to Critical Path, Inc., a California corporation.

                               ----------------

                               TABLE OF CONTENTS

                                                                         Page
                                                                         ----
Summary.................................................................    4
Risk Factors............................................................    6
Use of Proceeds.........................................................   19
Dividend Policy.........................................................   19
Price Range of Common Stock.............................................   19
Capitalization..........................................................   20
Dilution................................................................   21
Selected Consolidated Financial Information.............................   22
Management's Discussion and Analysis of Financial Condition and Results
 of Operations..........................................................   23
Business................................................................   35
Management..............................................................   54
Certain Transactions....................................................   63
Principal Shareholders..................................................   66
Description of Capital Stock............................................   68
Shares Eligible for Future Sale.........................................   71
Underwriting............................................................   73
Legal Matters...........................................................   76
Experts.................................................................   76
Where You Can Find More Information.....................................   76
Index to Consolidated Financial Statements..............................  F-1

                               ----------------

  This prospectus contains trademarks and trade names of other companies.

                                    SUMMARY

  This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus, including "Risk Factors" and the Financial Statements, carefully before making an investment decision.

                                  The Company

  We are a leading provider of email hosting services designed to allow a wide range of organizations, including Internet service providers, web hosting companies, web portals and corporations, to reduce costs and improve customer service by outsourcing their email systems. We believe we are a leading provider of email hosting services because our services are designed to support growth, enhance reliability, allow access to advanced technologies and provide greater access with high levels of security. In addition, our service is designed so that our customers can enhance their brand recognition by maintaining their existing "look and feel" while improving the functionality of their email service. We intend to build on our expertise in email services to provide additional Internet messaging services in the future. We have approximately 250 customers. We seek to establish strategic relationships with entities that are both commercial partners and/or equity investors or with whom we have contractualized reseller relationships. We have strategic relationships with ICQ, a subsidiary of America Online, E*TRADE, Network Solutions, Sprint and US West.

  Email, one of the most popular Internet applications, has broadened from a simple messaging tool to a widely accepted form of communication for both personal and business use. According to Electronic Mail & Messaging Systems ("EMMS"), there were approximately 263 million electronic mailboxes worldwide as of September 30, 1998. EMMS estimates that this number increased to 382 million electronic mailboxes worldwide as of March 31, 1999. According to the Gartner Group, approximately 300 billion electronic mail messages were sent in 1998. In addition, the complexity of the individual messages is increasing, allowing email to become a more functional communications tool for both personal and business use. At the same time, we believe that customers are increasingly expecting the same reliability from their email service that they are accustomed to receiving from their telephone service, commonly referred to as web-tone reliability. Due to this expectation and the expense and expertise required to maintain a reliable email system, organizations are increasingly seeking to outsource their email systems.

  Our services provide the following benefits to our customers:

  . reduced costs associated with acquiring and maintaining hardware and software and with recruiting and retaining systems engineering and administrative support;

  . a scalable and reliable system architecture designed to support global service over hundreds of millions of mailboxes across millions of domains with web-tone reliability;

  . access to advanced technologies based on our expertise in rapidly deploying new technologies, combating system failures and maintaining network and system security;

  . easy access by customers and end-users by designing our services on open
    Internet-based standards; and

  . control over their own brand and functionality through customized web-based email interfaces.

                              Recent Developments

  Since our initial public offering, we have announced several strategic contracts that help us to expand our customer base and broaden our global reach. We have expanded our relationship with America Online so it now includes ICQ, AOL Latin America and AOL Enterprise, which provides us with access to one of the largest concentrated customer bases of e-mail users on the Internet. Our relationship with Promus provides us with access to 1,362 hotels with more than 194,000 rooms in North and South America. Furthermore, we have significantly expanded our international customer base to include Asiamail, Avantel, British Telecom and o.tel.o. On May 26, 1999, we acquired certain assets and customer relationships from Fabrik Communications, Inc. for cash and common stock valued at $20 million.

                                  The Offering

 Common stock offered by Critical Path..............  3,000,000 shares
 Common stock offered by selling shareholders.......  1,000,000 shares
 Common stock to be outstanding after the offering.. 38,124,532 shares
 Use of proceeds by Critical Path................... Acquisition of businesses and technologies,
                                                     expansion of sales and
                                                     marketing activities, open
                                                     additional data centers,
                                                     expansion of international
                                                     operations and general
                                                     corporate purposes.
 Nasdaq National Market symbol...................... CPTH

                      Summary Consolidated Financial Data
                     (in thousands, except per share data)

  Please see Note 1 of Notes to Consolidated Financial Statements for an explanation of the determination of the number of shares used in computing per share data. The Pro Forma Consolidated Balance Sheet Data summarized below reflects the application of the net proceeds from our initial public offering of $115.5 million. The Pro Forma As Adjusted Consolidated Balance Sheet Data reflects the sale of the 3,000,000 shares of common stock offered by Critical Path in this offering at an assumed public offering price of $58.00 per share and after deducting the estimated underwriting discounts and commissions and our estimated offering expenses.

                                Period from                 Three Months Ended
                             February 19, 1997  Year Ended      March 31,
                              (Inception) to   December 31, -------------------
                             December 31, 1997     1998       1998      1999
                             ----------------- ------------ --------- ---------
                                                               (unaudited)
Consolidated Statement of
 Operations Data:
Net revenues...............       $    --        $    897   $     70  $   1,049
Loss from operations.......        (1,056)        (11,448)    (1,170)   (17,881)
Net loss...................        (1,074)        (11,461)    (1,320)   (17,594)
Net loss per share -- basic
 and diluted...............       $ (0.54)       $  (2.94)  $  (0.49) $   (2.51)
Weighted average shares --
 basic and diluted.........         1,994           3,889      2,687      7,011
Pro forma net loss per
 share (unaudited):
  Net loss per share --
   basic and diluted.......                      $  (0.81)            $   (0.68)
  Weighted average shares
   -- basic and diluted....                        14,194                26,018

                                                          March 31, 1999
                                                   -----------------------------
                                                                      Pro Forma
                                                   Actual  Pro Forma As Adjusted
                                                   ------- --------- -----------
                                                            (unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents......................... $22,506 $138,006   $304,546
Working capital...................................  18,851  134,351    300,891
Total assets......................................  32,681  148,181    314,721
Capital lease obligations, long-term..............   4,095    4,095      4,095
Shareholders' equity..............................  23,440  138,940    305,480

  Our headquarters are located at 320 1st Street, San Francisco, California 94105 and our telephone number is (415) 808-8800. Our website address is www.cp.net. The information on our website is not a part of this prospectus.

                                  RISK FACTORS

  This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before deciding to invest in shares of our common stock. Our business, operating results and financial condition could be adversely affected by any of the following risks. The trading price of our common stock could decline due to any of these risks, and you could lose all or part of your investment. You should also refer to the other information set forth in this prospectus, including our financial statements and the related notes.

  This prospectus also contains forward-looking statements that involve risks and uncertainties. These statements relate to our future plans, objectives, expectations and intentions, and the assumptions underlying or relating to any of these statements. These statements may be identified by the use of words such as "expects," "anticipates," "intends," and "plans" and similar expressions. Our actual results could differ materially from those discussed in these statements. Factors that could contribute to such differences include, but are not limited to, those discussed below and elsewhere in this prospectus.

Because we have a limited operating history, it is difficult to evaluate our business and we may face various risks, expenses and difficulties associated with early stage companies

  Because we have only a limited operating history upon which you can evaluate our business and prospects, you should consider the risks, expenses and difficulties that we may encounter when making your investment decision. These risks include our ability to:

  . acquire businesses and technologies;

  . expand our sales and marketing activities;

  . create and maintain strategic relationships;

  . expand our customer base and retain key clients;

  . introduce new services;

  . manage growing operations;

  . compete in a highly competitive market;

  . upgrade our systems and infrastructure to handle any increases in messaging traffic;

  . reduce service interruptions; and

  . recruit and retain key personnel.

We expect that our operating expenses will increase as we spend resources on building our business and that this increase may have a negative effect on our operating results and financial condition

  We have spent heavily on technology and infrastructure development. We expect to continue to spend substantial financial and other resources on developing and introducing new email service offerings, and expanding our sales and marketing organizations, strategic relationships and operating infrastructure. We expect that our cost of revenues, sales and marketing expenses, general and administrative expenses, operations and customer support expenses, and depreciation and amortization expenses will continue to increase in absolute dollars and may increase as a percent of revenues. If our revenues do not correspondingly increase, our operating results and financial condition could be negatively affected.

We have a history of losses, expect continuing losses and may never achieve profitability

  We incurred net losses of approximately $1.1 million for the period from February 19, 1997 (inception) through December 31, 1997, $11.5 million for the year ended December 31, 1998, and $17.6 million for the three months ended March 31, 1999. As of March 31, 1999, we had an accumulated deficit of approximately $30.1 million. We have not achieved profitability in any period, and we expect to continue to incur net losses for the foreseeable future. Should we continue to incur net losses in future periods, we may not be able to increase our number of employees or our investment in capital equipment, sales and marketing programs, and research and development in accordance with our present plans. Continuation of our net losses may also require us to secure additional financing sooner than anticipated. Such financing may not be available in sufficient amounts, or on terms acceptable to us, and may dilute existing shareholders. We may never obtain sufficient revenues to achieve profitability. If we do achieve profitability, we may not sustain or increase profitability in the future. This may, in turn, cause our stock price to decline.

Due to our limited operating history and the emerging nature of the email services market, our future revenues are unpredictable, and our quarterly operating results may fluctuate

  We cannot accurately forecast our revenues as a result of our limited operating history and the emerging nature of the Internet-based email services market. Our revenues could fall short of our expectations if we experience delays or cancellations of even a small number of orders. We often offer volume-based pricing, which may affect our operating margins. A number of factors are likely to cause fluctuations in our operating results, including, but not limited to:

  . continued growth of the Internet in general and of email usage in particular;

  . demand for outsourced email services;

  . our ability to attract and retain customers and maintain customer satisfaction;

  . our ability to upgrade, develop and maintain our systems and infrastructure;

  . the amount and timing of operating costs and capital expenditures relating to expansion of our business and infrastructure;

  . technical difficulties or system outages;

  . the announcement or introduction of new or enhanced services by our competitors;

  . our ability to attract and retain qualified personnel with Internet industry expertise, particularly sales and marketing personnel;

  . the pricing policies of our competitors;

  . failure to increase our international sales; and

  . governmental regulation surrounding the Internet and email in particular.

  In addition to the factors set forth above, our operating results will be impacted by the extent to which we incur non-cash charges associated with stock-based arrangements with employees and non-employees. In particular, we expect to incur substantial non-cash charges associated with the grant of a warrant to America Online. In addition to amortization of the initial fair value of this warrant, which totaled $16.5 million, we expect that future changes in the trading price of our common stock at the end of each quarter and at the date certain milestones are achieved, will cause additional substantial changes in the ultimate amount of such amortization. For example, we recognized a $7.9 million non-cash charge to advertising expense during the first quarter of 1999 in connection with the amortization of the America Online warrant.

  Due to lead times required to purchase, install and test equipment, we typically need to purchase equipment well in advance of the receipt of any expected revenues. Delays in obtaining this equipment could result in unexpected revenue shortfalls. Small variations in the timing of the recognition of specific revenues could cause significant variations in operating results from quarter to quarter.

  Period-to-period comparisons of our operating results are not a good indication of our future performance. It is likely that our operating results in some quarters will be below market expectations. In this event, the price of our common stock is likely to decline.

Acquisitions could result in dilution, operating difficulties and other harmful consequences

  We expect that we will use a portion of the net proceeds to Critical Path of this offering to acquire or invest in businesses, products, services and technologies that complement or augment our service offerings and customer base. On May 26, 1999, we acquired certain assets and customer relationships from Fabrik Communications for cash and common stock valued at $20 million. We are currently engaged in discussions with a number of companies regarding strategic acquisitions or investments. Although these discussions are ongoing, we have not signed any definitive agreements and we cannot assure you that any of these discussions will result in actual acquisitions. To be successful, we will need to identify suitable acquisition candidates, integrate disparate technologies and corporate cultures and manage a geographically dispersed company. We cannot assure you that we will be able to do this successfully. Acquisitions could divert our attention from other business concerns and could expose us to unforeseen liabilities. In addition, we may lose key employees while integrating any new companies.

  We expect that we will pay for some of our acquisitions by issuing additional common stock and this would dilute our shareholders. We may also use cash to make acquisitions. It may be necessary for us to raise additional funds through public or private financings. We cannot assure you that we will be able to raise additional funds at any particular point in the future or on terms that are favorable to us. In addition, we may be required to amortize significant amounts of goodwill and other intangible assets in connection with future acquisitions, which would materially increase our operating expenses.

If we fail to expand our sales and marketing activities, we may be unable to expand our business

  Our ability to increase our revenues will depend on our ability to successfully recruit, train and retain sales and marketing personnel. As of March 31, 1999, we had 61 sales and marketing personnel. We plan to continue to invest significant resources to expand our sales and marketing organizations. Competition for additional qualified personnel is intense and we may not be able to hire and retain personnel with relevant experience. We have recently hired most of our sales and marketing personnel, including our Vice President of Sales, who joined us in November 1998.

  The complexity and implementation of our Internet messaging services require highly trained sales and marketing personnel to educate prospective customers regarding the use and benefits of our services. Our current and prospective customers, in turn, must be able to educate their end-users. With our relatively brief operating history and our plans for expansion, we have considerable need to recruit, train, and retain qualified staff. Any delays or difficulties we encounter in these staffing efforts would impair our ability to attract new customers and to enhance our relationships with existing customers. This in turn would adversely impact the timing and extent of our revenues. Because the majority of our sales and marketing personnel have recently joined Critical Path and have limited experience working together, our sales and marketing organizations may not be able to compete successfully against bigger and more experienced sales and marketing organizations of our competitors. If we do not successfully expand our sales and marketing activities, our business could suffer and our stock price could decline.

Unplanned system interruptions and capacity constraints could reduce our ability to provide email services and could harm our business and our reputation

  Our customers have in the past experienced some interruptions in our email service. We believe that these interruptions will continue to occur from time to time. These interruptions are due to hardware failures, unsolicited bulk email, or "spam," attacks and operating system failures. For example, in October 1998, our customers experienced a four-hour service interruption due to an operating system failure. Our revenues depend on the number of end-users who use our email services. Our business will suffer if we experience frequent or long system interruptions that result in the unavailability or reduced performance of our systems or networks or reduce our ability to provide email services. We expect to experience occasional temporary capacity constraints due to sharply increased traffic, which may cause unanticipated system disruptions, slower response times, impaired quality and degradation in levels of customer service. If this were to continue to happen, our business and reputation could suffer dramatically.

  We have entered into service agreements with some of our customers that require certain minimum performance standards, including standards regarding the availability and response time of our email services. If we fail to meet these standards, our customers could terminate their relationships with us and we could be subject to contractual monetary penalties. Any unplanned interruption of services may adversely affect our ability to attract and retain customers.

We depend on strategic relationships and other sales channels and the loss of any of our strategic relationships could harm our business and have an adverse impact on our revenue

  We depend on our strategic relationships to expand our distribution channels and to undertake joint product development and marketing efforts. Our ability to increase revenues depends upon marketing our services through new and existing strategic relationships. We have entered into written agreements with ICQ, a subsidiary of America Online, E*TRADE, Network Solutions, Sprint and U S WEST, among others. We depend on a broad acceptance of outsourced email services on the part of potential partners and acceptance of us as the supplier for these outsourced email services. We also depend on joint marketing and product development through our strategic relationships to achieve market acceptance and brand recognition. For example, through our relationship with E*TRADE, we can conduct shared advertising campaigns and include our messaging services in E*TRADE's international strategic relationships. Our agreements with our strategic partners typically do not restrict them from introducing competing services. These agreements typically are for terms of one to three years, and automatically renew for additional one-year periods unless either party gives prior notice of its intention to terminate the agreement. In addition, these agreements are terminable by our partners without cause, and some agreements are terminable by us, upon 30-120 days' notice. Most of the agreements also provide for the partial refund of fees paid or other monetary penalties in the event that our services fail to meet defined minimum performance standards. Distribution partners may choose not to renew existing arrangements on commercially acceptable terms, or at all. If we lose any of our strategic relationships, fail to renew these agreements or relationships or fail to develop new strategic relationships, our business will suffer. The loss of any of our key strategic relationships would have an adverse impact on our current and future revenue. For example, E*TRADE accounted for approximately 62% of our 1998 net revenues and TABNet, a wholly owned subsidiary of Verio, accounted for approximately 30% of our 1998 net revenues, excluding the value of stock purchase rights received by customers. In the quarter ended March 31, 1999, E*TRADE accounted for approximately 48% of our net revenues and TABNet accounted for 32% of our net revenue, excluding the value of stock purchase rights received by customers. In addition to our strategic relationships, we also depend on the ability of our customers to sell and market our services to their end-users.

We have experienced rapid growth which has placed a strain on our resources and our failure to manage our growth could cause our business to suffer

  We recently began to expand our operations rapidly and intend to continue this expansion. The number of our employees increased from 17 on December 31, 1997 to 93 on December 31, 1998. As of March 31, 1999, we had 182 employees. This expansion has placed, and is expected to continue to place, a significant strain on our managerial, operational and financial resources. To manage any further growth, we will need to improve or replace our existing operational, customer service and financial systems, procedures and controls. Any failure by us to properly manage these system and procedural transitions could impair our ability to attract and service customers, and could cause us to incur higher operating costs and delays in the execution of our business plan. We will also need to continue the expansion of our operations and employee base. Our management may not be able to hire, train, retain, motivate and manage required personnel. In addition, our management may not be able to successfully identify, manage and exploit existing and potential market opportunities. If we cannot manage growth effectively, our business and operating results could suffer.

We may not be able to respond to the rapid technological change of the Internet messaging industry

  The Internet messaging industry is characterized by rapid technological change, changes in user and customer requirements and preferences and the emergence of new industry standards and practices that could render our existing services, proprietary technology and systems obsolete. We must continually improve the performance, features and reliability of our services, particularly in response to competitive offerings. Our success depends, in part, on our ability to enhance our existing email and messaging services and to develop new services, functionality and technology that address the increasingly sophisticated and varied needs of our prospective customers. If we don't properly identify the feature preferences of prospective customers, or if we fail to deliver email features which meet the standards of these customers, our ability to market our service successfully and to increase our revenues could be impaired. The development of proprietary technology and necessary service enhancements entail significant technical and business risks and require substantial expenditures and lead-time. We may not be able to keep pace with the latest technological developments. We may also not be able to use new technologies effectively or adapt our services to customer requirements or emerging industry standards. If we cannot, for technical, legal, financial or other reasons, adapt or respond in a cost-effective and timely manner to changing market conditions or customer requirements, our business and operating results would suffer.

If our system security is breached, our business and reputation could suffer

  A fundamental requirement for online communications is the secure transmission of confidential information over public networks. Third parties may attempt to breach our security or that of our customers. If they are successful, they could obtain our customers' confidential information, including our customers' profiles, passwords, financial account information, credit card numbers or other personal information. We may be liable to our customers for any breach in our security and any breach could harm our reputation. We rely on encryption technology licensed from third parties. Although we have implemented network security measures, our servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays or loss of data. We may be required to expend significant capital and other resources to license encryption technology and additional technologies to protect against security breaches or to alleviate problems caused by any breach. Our failure to prevent security breaches may have a material adverse effect on our business and operating results.

We depend on broad market acceptance for outsourced Internet-based email service

  The market for outsourced Internet-based email service is new and rapidly evolving. Concerns over the security of online services and the privacy of users may inhibit the growth of the Internet and commercial online services. We cannot estimate the size or growth rate of the potential market for our service offerings, and we do not know whether our service will achieve broad market acceptance. To date, substantially all of our revenues have been derived from sales of our email service offerings and we currently expect that our email service offerings will account for substantially all of our revenues for the foreseeable future. We depend on the widespread acceptance and use of outsourcing as an effective solution for email. If the market for outsourced email fails to grow or grows more slowly than we currently anticipate, our business would suffer dramatically.

We expect the email services market will be very competitive and we will need to compete successfully in this market

  We expect that the market for Internet-based email service will be intensely competitive. In addition to competing with companies that develop and maintain in-house solutions, we compete with email service providers, such as USA.NET, Inc. and mail.com, and with product-based companies, such as Software.com, Inc. and Lotus Development Corporation. We believe that competition will increase and that companies such as Microsoft Corporation, which currently offers email products primarily to Internet service providers who provide access to the Internet, web hosting companies, World Wide Web sites intended to be major starting site for users when they connect to the Internet, commonly referred to as web portals, and corporations, may leverage their existing relationships and capabilities to offer email services.

  We believe competition will increase as our current competitors increase the sophistication of their offerings and as new participants enter the market. Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do and may enter into strategic or commercial relationships with larger, more established and better-financed companies. Further, any delays in the general market acceptance of the email hosting concept would likely harm our competitive position. Any such delay would allow our competitors additional time to improve their service or product offerings, and also provide time for new competitors to develop email service solutions and solicit prospective customers within our target markets. Increased competition could result in pricing pressures, reduced operating margins and loss of market share, any of which could cause our business to suffer.

A limited number of customers account for a high percentage of our revenues and the loss of a major customer or failure to attract new customers could harm our business

  In 1998, E*TRADE accounted for approximately 62% of our net revenues and TABNet accounted for approximately 30% of our net revenues, excluding the value of stock purchase rights received by customers. In the quarter ended March 31, 1999, E*TRADE accounted for approximately 48% of our net revenues and TABNet accounted for approximately 32% of our net revenues, excluding the value of stock purchase rights received by customers. We expect that sales of our services to a limited number of customers will continue to account for a high percentage of our revenue for the foreseeable future. Our future success depends on our ability to retain our current customers and attract new customers in our target markets. The loss of a major customer or our inability to attract new customers could have a material adverse effect on our business. Our agreements with our customers have terms of one to three years with automatic one year renewals and can be terminated by either party without cause upon 30-120 days' notice.

If we do not successfully address service design risks, our reputation could be damaged and our business and operating results could suffer

  We must accurately forecast the features and functionality required by target customers. In addition, we must design and implement service enhancements that meet customer requirements in a timely and efficient manner. We may not successfully determine customer requirements and we may be unable to satisfy customer demands. Furthermore, we may not be able to design and implement a service incorporating desired features in a timely and efficient manner. In addition, if any new service we launch is not favorably received by customers and end-users, our reputation could be damaged. If we fail to accurately determine customer feature requirements or service enhancements or to market services containing such features or enhancements in a timely and efficient manner, our business and operating results could suffer materially.

We need to upgrade our systems and infrastructure to accommodate increases in email traffic

  We must continue to expand and adapt our network infrastructure as the number of users and the amount of information they wish to transmit increases, and as their requirements change. The expansion and adaptation of our network infrastructure will require substantial financial, operational and management resources. Due to the limited deployment of our services to date, the ability of our network to connect and manage a substantially larger number of customers at high transmission speeds is unknown, and we face risks related to the network's ability to operate with higher customer levels while maintaining expected performance.

  As the frequency and complexity of messaging increases, we will need to make additional investments in our infrastructure, which may be expensive. In addition, we may not be able to accurately project the rate or timing of email traffic increases or upgrade our systems and infrastructure to accommodate future traffic levels. We may also not be able to achieve or maintain a sufficiently high capacity of data transmission as customer usage increases. Customer demand for our services could be greatly reduced if we fail to maintain high capacity data transmission. In addition, as we upgrade our network infrastructure to increase capacity available to our customers, we are likely to encounter equipment or software incompatibility which may cause delays in implementations. We may not be able to expand or adapt our network infrastructure to meet additional demand or our customers' changing requirements in a timely manner or at all. If we fail to do so, our business and operating results could suffer materially.

If we do not successfully address the risks inherent in the expansion of our international operations, our business could suffer

  We intend to continue to expand into international markets and to spend significant financial and managerial resources to do so. If our revenues from international operations do not exceed the expense of establishing and maintaining these operations, our business, financial condition and operating results will suffer. At present, we have sales and operations subsidiaries in Germany and the United Kingdom. We have limited experience in international operations and may not be able to compete effectively in international markets. We face certain risks inherent in conducting business internationally, such as:

  . unexpected changes in regulatory requirements;

  . difficulties and costs of staffing and managing international operations;

  . differing technology standards;

  . difficulties in collecting accounts receivable and longer collection periods;

  . political and economic instability;

  . fluctuations in currency exchange rates;

  . imposition of currency exchange controls;

  . potentially adverse tax consequences; and

  . reduced protection for intellectual property rights in certain countries.

Any of these factors could adversely affect our international operations and, consequently, our business and operating results. Specifically, failure by us to successfully manage our international growth could result in higher operating costs than anticipated, or could delay or preclude altogether our ability to generate revenues in key international markets.

Because we provide our email messaging services over the Internet, our business could suffer if efficient transmission of data over the Internet is interrupted

  The recent growth in the use of the Internet has caused frequent interruptions and delays in accessing the Internet and transmitting data over the Internet. To date we have not experienced a significant adverse effect from these interruptions. However, because we provide email messaging services over the Internet, interruptions or delays in Internet transmissions will adversely affect our customers' ability to send or receive their email messages. We rely on the speed and reliability of the networks operated by third parties. Therefore, our market depends on improvements being made to the entire Internet infrastructure to alleviate overloading and congestion.

  We depend on telecommunications network suppliers such as MCI WorldCom and Sprint to transmit email messages across their networks. In addition, to deliver our services, we rely on a number of public and private peering interconnections, which are arrangements among access providers to carry one another's traffic. If these providers were to discontinue these arrangements, and alternative providers did not emerge or were to increase the cost of providing access, our ability to transmit our email traffic would be reduced. If we were to increase our current prices to accommodate any increase in the cost of providing access, it could negatively impact our sales. If we did not increase our prices in response to rising access costs, our margins would be negatively affected. Furthermore, if additional capacity is not added as traffic increases, our ability to distribute content rapidly and reliably through these networks will be adversely affected.

If we encounter system failure, we may not be able to provide adequate service and our business and reputation could be damaged

  Our ability to successfully receive and send email messages and provide acceptable levels of customer service largely depends on the efficient and uninterrupted operation of our computer and communications hardware and network systems. Substantially all of our computer and communications systems are located in Palo Alto and San Francisco, California and Laurel, Maryland. Our systems and operations are vulnerable to damage or interruption from fire, flood, earthquake, power loss, telecommunications failure and similar events. The occurrence of any of the foregoing risks could subject us to contractual monetary penalties if we fail to meet our minimum performance standards, and could have a material adverse effect on our business and operating results and damage our reputation.

We must recruit and retain our key employees to expand our business

  Our success depends on the skills, experience and performance of our senior management and other key personnel, many of whom have worked together for only a short period of time. For example, our Chief Executive Officer, Chief Financial Officer, Vice President of Sales and Vice President and Chief Information Officer have joined us within the past twelve months. The loss of the services of any of our senior management or other key personnel, including our founder, David Hayden, and our President and Chief Executive Officer, Douglas Hickey, could materially and adversely affect our business. We do not have long-term employment agreements with any of our senior management and other key personnel. Our success also depends on our ability to recruit, retain and motivate other highly skilled sales and marketing, technical and managerial personnel. Competition for these people is intense, and we may not be able to successfully recruit, train or retain qualified personnel. In particular, we may not be able to hire a sufficient number of qualified software developers for our email services. If we fail to retain and recruit necessary sales and marketing, technical and managerial personnel, our business and our ability to develop new services and to provide acceptable levels of customer service could suffer.

Unknown software defects could disrupt our services, which could harm our business and reputation

  Our service offerings depend on complex software, both internally developed and licensed from third parties. Complex software often contains defects, particularly when first introduced or when new versions are released. Although we conduct extensive testing, we may not discover software defects that affect our new or current services or enhancements until after they are deployed. Although we have not experienced any material software defects to date, it is possible that, despite testing by us, defects may occur in the software. These defects could cause service interruptions, which could damage our reputation or increase our service costs, cause us to lose revenue, delay market acceptance or divert our development resources, any of which could cause our business to suffer.

We may need additional capital and raising additional capital may dilute existing shareholders

  We believe that our existing capital resources, including the anticipated proceeds of this offering, will enable us to maintain our current and planned operations for at least the next 12 months. However, we may be required to raise additional funds due to unforeseen circumstances. If our capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated. Such financing may not be available in sufficient amounts or on terms acceptable to us and may be dilutive to existing shareholders.

We may not be able to protect our intellectual property and proprietary rights

  We regard our copyrights, service marks, trademarks, trade secrets and similar intellectual property as critical to our success, and rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers and partners to protect our proprietary rights. Despite our precautions, unauthorized third parties may copy certain portions of our services or reverse engineer or obtain and use information that we regard as proprietary. End-user license provisions protecting against unauthorized use, copying, transfer and disclosure of the licensed program may be unenforceable under the laws of certain jurisdictions and foreign countries. The status of United States patent protection in the software industry is not well defined and will evolve as the U.S. Patent and Trademark Office grants additional patents. We have one patent pending in the United States and we may seek additional patents in the future. We do not know if our patent application or any future patent application will be issued with the scope of the claims we seek, if at all, or whether any patents we receive will be challenged or invalidated. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States. Our means of protecting our proprietary rights in the United States or abroad may not be adequate and competitors may independently develop similar technology.

  Third parties may infringe or misappropriate our copyrights, trademarks and similar proprietary rights. In addition, other parties have asserted and may assert infringement claims against us. For example, we recently received a letter alleging that our name infringed the trade name of another company. Although we have not received notice of any alleged patent infringement, we cannot be certain that our products do not infringe issued patents that may relate to our products. In addition, because patent applications in the United States are not publicly disclosed until the patent is issued, applications may have been filed which relate to our software products. We may be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties. Intellectual property litigation is expensive and time-consuming and could divert management's attention away from running our business.

We may need to license third party technologies and we face risks in doing so

  We also intend to continue to license certain technology from third parties, including our web server and encryption technology. The market is evolving and we may need to license additional technologies to remain competitive. We may not be able to license these technologies on commercially reasonable terms or at all. In addition, we may fail to successfully integrate any licensed technology into our services. These third-party in-licenses may expose us to increased risks, including risks related to the integration of new technology, the diversion of resources from the development of our own proprietary technology, and our inability to generate revenues from new technology sufficient to offset associated acquisition and maintenance costs. Our inability to obtain any of these licenses could delay product and service development until equivalent technology can be identified, licensed and integrated. Any such delays in services could cause our business and operating results to suffer.

Our stock price has been volatile and we expect that this volatility will continue

  Our stock price has been highly volatile since our initial public offering on March 29, 1999. We expect that this volatility will continue in the future due to factors such as:

  . actual or anticipated fluctuations in our results of operations;

  . changes in or failure by us to meet securities analysts' expectations;

  . announcements of technological innovations;

  . introduction of new services by us or our competitors;

  . developments with respect to intellectual property rights;

  . conditions and trends in the Internet and other technology industries;
    and

  . general market conditions.

  In addition, the stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices for the common stocks of technology companies, particularly Internet companies. These broad market fluctuations may result in a material decline in the market price of our common stock. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation is often expensive and diverts management's attention and resources, which could have a material adverse effect upon our business and operating results.

Governmental regulation and legal uncertainties could impair the growth of the Internet and decrease demand for our services or increase our cost of doing business

  Although there are currently few laws and regulations directly applicable to the Internet and commercial email services, a number of laws have been proposed involving the Internet, including laws addressing user privacy, pricing, content, copyrights, distribution, antitrust and characteristics and quality of products and services. Further, the growth and development of the market for online email may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. The adoption of any additional laws or regulations may impair the growth of the Internet or commercial online services which could decrease the demand for our services and increase our cost of doing business, or otherwise harm our business and operating results. Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve.

If we do not adequately address "Year 2000" issues, we may incur significant costs and our business could suffer

  The Year 2000 issue is the result of computer programs and embedded hardware systems having been developed using two digits rather than four to define the applicable year. These computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations including, among other things, a temporary inability to process transactions, send invoices or engage in normal business activities. As a result, many companies' computer systems may need to be upgraded or replaced in order to comply with the "Year 2000." We are in the process of testing our internally developed software. Many of our customers maintain their Internet operations on commercially available operating systems, which may be impacted by Year 2000 complications. In addition, we rely on third-party vendors for certain software and hardware included within our services, which may not be Year 2000 compliant. Failure of our internal computer systems or third-party equipment or software, or of systems maintained by our suppliers, to operate properly with regard to the year 2000 and thereafter could require us to incur significant unanticipated expenses to remedy any problems and could cause system interruptions and loss of data. Any of these events could harm our reputation, business and operating results. We have not yet developed a comprehensive contingency plan to address the issues that could result from Year 2000 complications. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Issues."

We may have liability for Internet content and we may not have adequate liability insurance

  As a provider of email services, we face potential liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials transmitted via email. We do not and cannot screen all of the content generated by our users, and we could be exposed to liability with respect to this content. Furthermore, some foreign governments, such as Germany, have enforced laws and regulations related to content distributed over the Internet that are more strict than those currently in place in the United States.

  Although we carry general liability and umbrella liability insurance, our insurance may not cover claims of these types or may not be adequate to indemnify us for all liability that may be imposed. There is a risk that a single claim or multiple claims, if successfully asserted against us, could exceed the total of our coverage limits. There is also a risk that single claim or multiple claims asserted against us may not qualify for coverage under our insurance policies as a result of coverage exclusions that are contained within these policies. Should either of these risks occur, capital contributed by our shareholders may need to be used in order to settle claims. Any imposition of liability, particularly liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on our reputation and our business and operating results, or could result in the imposition of criminal penalties.

Future sales of our common stock may depress our stock price

  After this offering, we will have approximately 38.0 million shares of common stock outstanding. All the shares sold in this offering will be freely tradable. Approximately 28.6 million shares of common stock outstanding after this offering are subject to lock-up agreements that prohibit the sale of such shares until September 25, 1999. Immediately after the lockup period ends, these shares will become available for sale at various times thereafter upon the expiration, in some cases, of one-year holding periods. Sales of a substantial number of shares of common stock in the public market after this offering or after the expiration of the lockup and holding periods could cause the market price of our common stock to decline.

Purchasers of our common stock will suffer immediate and substantial dilution

  The public offering price is expected to be substantially higher than the pro forma net tangible book value per share of our common stock. Some elements of our market value do not originate from measurable transactions. Therefore, there is not a corresponding rise in "book" or historical cost accounting value for our rise in market value, if any. Examples of these elements include the perceived value associated with our strategic relationships, perceived growth prospects of our core commercial market and our perceived competitive position within that market. Purchasers of our common stock in this offering will experience immediate dilution of $50.27 in the pro forma net tangible book value per share of common stock at an assumed public offering price of $58.00 per share. Purchasers will also experience additional dilution upon the exercise of outstanding stock options and warrants.

Our directors, executive officers and principal shareholders will be able to exert significant influence over us

  After this offering, our directors, executive officers and our shareholders who currently own over 5% of our common stock will beneficially own approximately 61.2% of our outstanding common stock. These shareholders, if they vote together, will be able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also delay or prevent a change in control of Critical Path.

Our articles of incorporation and bylaws contain provisions which could delay or prevent a change in control

  Our articles of incorporation and bylaws contain provisions that could delay or prevent a change in control of Critical Path. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. Some of these provisions:

  . authorize the issuance of preferred stock which can be created and issued by the board of directors without prior shareholder approval, commonly referred to as "blank check" preferred stock, with rights senior to those of common stock;

  . prohibit shareholder action by written consent; and

  . establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by shareholders at a meeting.

  See "Description of Capital Stock" for additional discussion of these provisions.

If we do not use the proceeds in a manner beneficial to us, our business could suffer

  We intend generally to use the net proceeds from this offering to acquire businesses and technologies, expand our sales and marketing activities, open additional data centers, expand our international operations and for general corporate purposes, including working capital and strategic investments. We have not yet determined the actual expected expenditures and thus cannot estimate the amounts to be used for each specified purpose. The actual amounts and timing of these expenditures will vary significantly depending on a number of factors, including, but not limited to, the amount of cash generated by our operations and the market response to the introduction of any new service offerings. Depending on future developments and circumstances, we may use some of the proceeds for uses other than those described above. Our management will therefore have significant flexibility in applying the net proceeds of this offering. If the proceeds are not used in a manner beneficial to Critical Path, our business could suffer and our stock price could decline.

                                USE OF PROCEEDS

  We will receive approximately $166.5 million from the sale of the 3,000,000 shares offered by Critical Path, at an assumed public offering price of $58.00 per share, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of common stock by the selling shareholders.

  We generally intend to use the proceeds of this offering for the following:

  . acquisition of businesses and technologies;

  . expansion of our sales and marketing activities;

  . opening of additional data centers;

  . expansion of our international operations; and

  . working capital and other general corporate purposes.

  We have not yet determined the actual expected expenditures and thus cannot estimate the amounts to be used for each purpose discussed above. The amounts and timing of these expenditures will vary significantly depending on a number of factors, including, but not limited to, the amount of cash generated by our operations and the market response to the introduction of any new service offerings.

  We expect to use a portion of the net proceeds of this offering to acquire or invest in businesses, products, services or technologies complementary to our current business, through mergers, acquisitions, joint ventures or otherwise. We are currently engaged in discussions with a number of companies regarding strategic acquisitions or investments. Although these discussions are ongoing, we have not signed any definitive agreements and we cannot assure you that any of these discussions will result in actual acquisitions. We intend to invest the net proceeds of this offering in short-term, interest-bearing investment grade securities pending the foregoing uses.

                                DIVIDEND POLICY

  We have never declared or paid dividends on our capital stock and do not anticipate paying any dividends in the foreseeable future. We currently intend to retain any future earnings for the expansion and operation of our business. Furthermore, our bank line of credit agreement prohibits the payment of cash dividends.

                          PRICE RANGE OF COMMON STOCK

  Our common stock began trading publicly on the Nasdaq National Market on March 29, 1999 and is traded under the symbol "CPTH." The following table shows the high and low per share closing prices of the common stock, as reported by the Nasdaq National Market for the periods indicated.

                                                                     High   Low
                                                                    ------ -----
      1999
       First Quarter (From March 29, 1999).........................  77.00 65.88
       Second Quarter (Through May 26, 1999)....................... 134.88 58.00

  On May 26, 1999, the closing price of the common stock on the Nasdaq National Market was $58.00 per share, and there were approximately 106 holders of record of the common stock.

                                 CAPITALIZATION

  The following table sets forth the capitalization of Critical Path as of March 31, 1999: (A) on an actual basis; (B) on a pro forma basis to reflect (1) the receipt of net proceeds from our initial public offering of $115.5 million and the exercise of the over-allotment option for 675,000 shares and (2) the acquisition of certain assets and customer relationships from Fabrik Communications as if such acquisition had occurred on March 31, 1999; and
(C) on a pro forma basis as adjusted to reflect the sale by Critical Path of 3,000,000 shares of common stock offered hereby at an assumed public offering price of $58.00 per share and the receipt of the estimated net proceeds after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by Critical Path. See "Use of Proceeds."

                                                      March 31, 1999
                                              ---------------------------------
                                                                     Pro Forma
                                               Actual    Pro Forma  As Adjusted
                                              ---------  ---------  -----------
                                                      (in thousands)
Capital lease obligations, less current
 portion..................................... $   4,095  $   4,095   $   4,095
                                              ---------  ---------   ---------
Shareholders' equity:
  Preferred Stock, $0.001 par value;
   5,000,000 shares authorized, no shares
   issued and outstanding, actual; no shares
   issued and outstanding, pro forma; no
   shares issued and outstanding, pro forma
   as adjusted...............................      --         --          --
  Common stock, $0.001 par value; 150,000,000
   shares authorized; 34,308,817 shares
   issued and outstanding, actual; 35,092,908
   shares issued and outstanding, pro forma;
   38,092,908 shares issued and outstanding
   pro forma as adjusted.....................        34         35          38
  Additional paid-in capital.................   306,629    329,688     496,225
  Stock subscriptions receivable.............  (100,440)      --          --
  Notes receivable from shareholders.........    (1,180)    (1,180)     (1,180)
  Unearned compensation......................  (151,474)  (151,474)   (151,474)
  Accumulated deficit........................   (30,129)   (30,129)    (30,129)
                                              ---------  ---------   ---------
    Total shareholders' equity...............    23,440    146,940     313,480
                                              ---------  ---------   ---------
      Total capitalization................... $  27,535  $ 151,035   $ 317,575
                                              =========  =========   =========

--------
   The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of March 31, 1999 and does not include the following:

  . 9,728,283 shares subject to options outstanding as of March 31, 1999 at a weighted average exercise price of $3.50 per share;

  . 70,401 additional shares that could be issued under our 1998 Stock Plan as of March 31, 1999;

  . 2,782,288 shares that could be issued upon exercise of outstanding warrants as of March 31, 1999;

  . 600,000 shares that could be issued under our Employee Stock Purchase
    Plan; and

  . 145,952 shares that could be issued upon exercise of options granted subsequent to March 31, 1999.

                                    DILUTION

  Our pro forma net tangible book value as of March 31, 1999 was $127,340,000, or $3.63 per share of common stock. Pro forma net tangible book value per share is determined by dividing the amount of our total tangible assets less total liabilities by the number of shares of common stock outstanding at that date, including the effect of (1) shares issued and net proceeds of $115.5 million from the initial public offering and exercise of the underwriters overallotment option and (2) the acquisition of certain assets and customer relationships from Fabrik Communications, Inc. as if the acquisition had occurred on March 31, 1999. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in the offering made hereby and the net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to the sale of the 3,000,000 shares of common stock offered by Critical Path hereby (at an assumed public offering price of $58.00 per share and after deducting the estimated underwriting discounts and commissions and our estimated offering expenses), our pro forma as adjusted net tangible book value at March 31, 1999 would have been $293,880,000 or $7.71 per share. This represents an immediate increase in net tangible book value of $4.08 per share to the existing shareholders and an immediate dilution of $50.29 per share to new investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed public offering price per share..........................       $58.00
                                                                        ------
Pro forma net tangible book value per share as of March 31,
 1999............................................................ $3.63
Increase in net tangible book value per share attributable to this offering...................................................  4.08
                                                                  -----
Net tangible book value per share after the offering.............         7.71
                                                                        ------
Dilution per share to new investors..............................       $50.29
                                                                        ======

  The following table summarizes, on a pro forma basis as of March 31, 1999, the total number of shares of common stock purchased from Critical Path, the total consideration paid to Critical Path and the average price per share paid by existing shareholders and by new investors purchasing shares in this offering (based upon an assumed public offering price of $58.00 per share and before deducting the estimated underwriting discounts and commissions and our estimated offering expenses):

                            Shares Purchased  Total Consideration
                           ------------------ -------------------- Average Price
                             Number   Percent    Amount    Percent   Per Share
                           ---------- ------- ------------ ------- -------------
Existing shareholders..... 35,092,908    92%  $174,026,000    50%     $ 4.96
New investors.............  3,000,000     8%   174,000,000    50%     $58.00
                           ----------   ---   ------------   ---
  Total................... 38,092,908   100%  $348,000,000   100%
                           ==========   ===   ============   ===

  The foregoing table includes the effect of (1) shares issued and net proceeds of $115.5 million from the initial public offering and exercise of the underwriters overallotment option for 675,000 shares, (2) the acquisition of certain assets and customer relationships from Fabrik Communications, Inc. as if the acquisition had occurred on March 31, 1999 and assumes no exercise of any outstanding stock options or warrants after March 31, 1999. As of March 31, 1999, there were outstanding options to purchase an aggregate of 9,728,283 shares of common stock at a weighted average exercise price of $3.50 per share and warrants to purchase an aggregate of 2,782,288 shares at a weighted average purchase price of $6.00 per share. To the extent any of these options or warrants are exercised, there will be further dilution to new investors. See "Management--1998 Stock Plan" and Notes 6, 7 and 8 of the Notes to Consolidated Financial Statements.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

  The selected consolidated balance sheet data as of December 31, 1997 and 1998 and March 31, 1999 and the selected consolidated statement of operations data for the period from February 19, 1997 (Inception) to December 31, 1997, for the year ended December 31, 1998 and for the three months ended March 31, 1998 and 1999 have been derived from the Consolidated Financial Statements of Critical Path included elsewhere in this prospectus. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the Notes thereto included elsewhere in this prospectus (in thousands, except per share data).

  The unaudited pro forma consolidated statement of operations data for the year ended December 31, 1998 and the three months ended March 31, 1999 reflect the effect of the acquisition of certain assets and customer relationships from Fabrik Communications, Inc. as if the acquisition had occurred on January 1, 1998. The unaudited pro forma balance sheet data reflects (i) the receipt of net proceeds from our initial public offering of $115.5 million, which includes the underwriter's over-allotment option and (ii) the acquisition of certain assets and customer relationships from Fabrik Communications as if the acquisition had occurred on March 31, 1999. See Pro Forma Condensed Consolidated Financial Information.

                                                        Three Months Ended
                                                            March 31,                Pro Forma
                                                        -------------------  -------------------------
                            Period from                                                   Three Months
                         February 19, 1997  Year Ended                        Year Ended     Ended
                          (Inception) to   December 31,                      December 31,   March 31,
                         December 31, 1997     1998       1998      1999         1998         1999
                         ----------------- ------------ --------- ---------  ------------ ------------
                                                           (unaudited)
Consolidated Statement
 of Operations Data:
Net revenues............      $    --        $    897   $     70  $   1,049    $ 12,439     $  4,122
Cost of net revenues....           --          (2,346)       (82)    (2,360)     (6,686)      (3,382)
                              -------        --------   --------  ---------    --------     --------
  Gross profit (loss)...           --          (1,449)       (12)    (1,311)      5,753          740
                              -------        --------   --------  ---------    --------     --------
Operating expenses:
 Research and
  development...........          454           2,098        273      1,379       4,537        1,653
 Sales and marketing....          244           1,687        135      1,984       5,781        3,005
 General and
  administrative........          358           3,814        307      1,550       6,468        2,560
 Amortization of
  intangible assets.....           --              --         --         --       6,600        1,650
 Stock-based expenses...           --           2,400        443     11,657       2,400       11,657
                              -------        --------   --------  ---------    --------     --------
  Total operating
   expenses.............        1,056           9,999      1,158     16,570      25,786       20,525
                              -------        --------   --------  ---------    --------     --------
Loss from operations....       (1,056)        (11,448)    (1,170)   (17,881)    (19,699)     (19,785)
Interest and other
 income, net............          (18)            (13)      (150)       287        (972)          49
                              -------        --------   --------  ---------    --------     --------
Net loss................      $(1,074)       $(11,461)  $ (1,320) $ (17,594)   $(21,005)    $(19,736)
                              =======        ========   ========  =========    ========     ========
Net loss per share--
 basic and diluted......      $(0.54)        $  (2.94)  $  (0.49) $   (2.51)
                              =======        ========   ========  =========
Weighted average
 shares--basic and
 diluted................        1,994           3,899      2,687      7,011
                              =======        ========   ========  =========
Pro forma net loss per
 share (unaudited):
  Net loss per share--
   basic and diluted....                     $  (0.81)            $   (0.68)   $  (1.46)    $  (0.75)
                                             ========             =========    ========     ========
  Weighted average
   shares--basic and
   diluted..............                       14,194                26,018      14,303       26,127
                                             ========             =========    ========     ========

                                 December 31,           March 31, 1999
                                ---------------- -----------------------------
                                                                    Pro Forma
                                 1997     1998   Actual  Pro Forma As Adjusted
                                -------  ------- ------- --------- -----------
                                                          (unaudited)
Consolidated Balance Sheet
 Data:
Cash and cash equivalents...... $     1  $14,791 $22,506 $125,906   $292,446
Working capital (deficit)......  (1,524)  12,524  18,851  122,251    288,791
Total assets...................     550   20,663  32,681  156,181    322,721
Capital lease obligations,
 long-term.....................      42    2,454   4,095    4,095      4,095
Shareholders' equity
 (deficit).....................  (1,021)  15,358  23,440  146,940    313,480

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto appearing elsewhere in this prospectus. The following discussion contains forward-looking statements. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in "Risk Factors" and elsewhere in this prospectus.

Overview

  Our company was founded in February 1997 to deliver email hosting solutions to Internet service providers, web hosting companies, web portals and corporations. From inception to October 1997, our operating activities related primarily to the planning and development of our proprietary technological solution, recruitment of personnel, raising of capital and purchase of operating assets. We began our email hosting service in October 1997. We have since continued to make investments to improve the quality of our service. In December 1997, we enhanced our initial service offering, a hosting service based on Post Office Protocol 3, with the addition of a web mail interface. Post Office Protocol 3 is a standard protocol for receiving email commonly referred to "POP3". In January 1999, we enhanced service with the addition of an offering based on the Lightweight Directory Access Protocol, or LDAP, a directory software protocol. We intend to further enhance our service offering with the inclusion of IMAP4. IMAP4 is a new hosting service based on the Internet Message Access Protocol, a standard protocol for accessing and storing email from a user's server. We have approximately 250 customers.

  We derive substantially all of our revenues through the sale of email hosting services. Our service revenues are derived primarily from contractual relationships which provide for revenues on a per mailbox basis. These contracts are typically one to three years in length. Agreements with some of our customers require minimum performance standards regarding the availability and response time of our email services. If we fail to meet these standards, our customers could terminate their relationships with us and we could be subject to contractual monetary penalties. Service revenues are recognized and billed on a monthly basis as the service is performed.

  We expect to expand our operations and employee base, including our sales, marketing, technical, operational and customer support resources. In particular, we intend to expand our sales force to deliver our email outsourcing services to customers in our four target markets: ISPs, web hosting companies, web portals and corporations. We also intend to further develop new and existing strategic relationships to expand our distribution channels and to undertake joint product development and marketing efforts.

  We intend to continue to develop worldwide sales offices and data centers. We currently have sales and operations subsidiaries in Germany and the United Kingdom, and we expect to open additional data centers in the United States and Europe during the current fiscal year.

  We expect that we will use a portion of the net proceeds to Critical Path of this offering to acquire or invest in businesses, products, services and technologies that complement or augment our service offerings and customer base. On May 26, 1999, we acquired substantially all the operating assets of the Connect Service business of Fabrik Communications. The acquisition has been accounted for using the purchase method of accounting and accordingly, the purchase price has been allocated to the tangible and intangible assets acquired on the basis of their respective fair values on the acquisition date. The total purchase price of $20.1 million consisted of $12.0 million cash and common stock valued at $8.0 million and other acquisition related expenses of approximately $100,000. Of the total purchase price, approximately $500,000 was allocated to property and equipment, and the remainder was allocated to intangible assets, including customer list ($2.1 million), assembled workforce ($400,000) and goodwill ($17.1 million). The acquired intangible assets will be amortized over their estimated useful lives of two to three years. We are currently engaged in discussions with a number of companies regarding strategic acquisitions or investments. Although these discussions are ongoing, we have not signed any definitive agreements and we cannot assure you that any of these discussions will result in actual acquisitions.

  During 1998, we recorded aggregate unearned compensation totaling approximately $19.9 million in connection with the certain sales of stock and the grant of certain options to employees, directors and consultants. This amount is being amortized over the four-year vesting period of the related options. These options were issued to create incentives for continued performance. Of the total unearned compensation, approximately $366,000, $217,000, $269,000 and $1.7 million were amortized in the quarters ended March 31, June 30, September 30, and December 31, 1998. In January and March 1999, we granted options resulting in an additional $18.1 million of unearned compensation. Amortization of unearned compensation for the first quarter of 1999 was approximately $3.7 million. We expect aggregate per quarter amortization related to unearned compensation of between $4.9 million and $4.0 million during 1999, between $3.2 million and $2.1 million during 2000, between $1.7 million and $1.0 million during 2001, and between $742,000 and $331,000 during 2002.

  In January 1999, we entered into an agreement with ICQ, a subsidiary of America Online, pursuant to which we will provide email hosting services that will be integrated with ICQ's instant messaging service provided to ICQ's customers. The ICQ instant messaging service is designed to allow users to communicate in real time over the Internet. As part of the agreement, ICQ agreed to provide sub-branded advertising for us in exchange for a warrant to purchase 2,442,766 shares of common stock, issuable upon attainment of each of five milestones. We believe that this agreement will have a significant current and potential future impact on our results of operations. The following table summarizes the shares underlying each milestone and the related exercise price:

                                                               Shares
                                                             Underlying Exercise
                                                              Warrant    Price
                                                             ---------- --------
   Milestone 1.............................................    814,254   $ 4.26
   Milestone 2.............................................    407,128     5.50
   Milestone 3.............................................    407,128     6.60
   Milestone 4.............................................    407,128     8.80
   Milestone 5.............................................    407,128    11.00
                                                             ---------
     Totals................................................  2,442,766
                                                             =========

  The shares underlying the first milestone were immediately vested on the effective date of the agreement. The shares underlying the remaining milestones vest on the dates that ICQ completes registration of the specified number of sub-branded ICQ mailboxes applicable to each milestone.

Using the Black-Scholes option pricing model and assuming a term of seven years and expected volatility of 90%, the initial fair value of the warrant on the effective date of the agreement approximated $16.5 million, which is being amortized to advertising expense using the straight-line method over four years. The shares underlying the second through fifth milestones will be remeasured at each subsequent reporting date until each sub-branded ICQ mailbox registration threshold is achieved. In the event such remeasurement results in increases or decreases from the initial fair value, which could be substantial, such increases or decreases will be recognized immediately, in the event the fair value of the shares underlying the milestone has been previously recognized, or over the remaining term. We expect to incur substantial non-cash charges associated with the grant of the warrant to ICQ. In addition to amortization of the initial fair value of this warrant, which totaled $16.5 million, we expect that future changes in the trading price of our common stock at the end of each quarter and at the date certain milestones are achieved, will cause additional substantial changes in the ultimate amount of such amortization. For example, we recognized a $7.9 million non-cash charge to advertising expense at the end of the first quarter of 1999 in connection with the amortization of the ICQ warrant.

  At March 31, 1999, none of the registration milestones specified within the ICQ warrant agreement had been achieved. Therefore, the shares underlying the second through fifth milestones of the ICQ warrant were remeasured using the closing price for our common stock on March 31, 1999 of $77 per share. This remeasurement resulted in an increase to the fair value of the warrant of $109.4 million, bringing the total fair value of the warrant to $125.9 million as of March 31, 1999. This revised fair value will be amortized ratably over four years, resulting in a quarterly amortization charge to advertising expense in the amount of $7.9 million beginning in the first quarter of 1999. As noted, this charge is subject to substantial increase or decrease in future quarters based upon future changes in the trading price of our common stock.

  We have incurred significant losses since our inception, and as of March 31, 1999 had an accumulated deficit of approximately $30.1 million. We intend to invest heavily to acquire new businesses and technologies, expand sales and marketing, continue development of our network infrastructure and continue technology developments. We expect to continue to incur substantial operating losses for the foreseeable future.

  In view of the rapidly evolving nature of our business and our limited operating history, we believe that period-to-period comparisons of our revenues and operating results, including our gross profit margin and operating expenses as a percentage of total net revenues, are not meaningful and should not be relied upon as indications of future performance. At March 31, 1999, we had 182 employees, in comparison with 27 employees at March 31, 1998. We do not believe that our historical growth rates for revenue, expenses, or personnel are indicative of future results.

Results of Operations

  The following table sets forth financial data, expressed as a percentage of net revenues, for the year ended December 31, 1998 and for the three months ended March 31, 1998 and 1999. Data for the inception period are not presented as Critical Path had no revenues in that period. Further, amounts from the inception period are not comparable to those for the year ended December 31, 1998 due to the different duration of the periods and the acceleration of Critical Path's activities and related expenses throughout 1998. We believe that operating expenses will continue to increase in the future as we continue to expand our operations.

                                                             Three Months
                                                            Ended March 31,
                                            Year Ended     -------------------
                                         December 31, 1998   1998       1999
                                         ----------------- --------   --------
Net revenues............................        100.0 %       100.0 %    100.0 %
Cost of net revenues....................       (261.5)       (117.1)    (225.0)
                                             --------      --------   --------
    Gross profit (loss).................       (161.5)        (17.1)    (125.0)
Operating expenses:
  Research and development..............        233.8         390.0      131.5
  Sales and marketing...................        188.1         192.9      189.1
  General and administrative............        425.2         438.6      147.8
  Stock-based expenses..................        267.6         632.9    1,111.2
                                             --------      --------   --------
    Total operating expenses............      1,114.7       1,654.3    1,579.6
                                             --------      --------   --------
Loss from operations....................     (1,276.2)     (1,671.4)  (1,704.6)
Other income (expense):
  Interest and other income.............         41.8            --       33.5
  Interest expense......................        (43.3)       (214.3)      (6.1)
                                             --------      --------   --------
Net loss................................     (1,277.7)%    (1,885.7)% (1,677.2)%
                                             ========      ========   ========

 Three Months Ended March 31, 1999 Compared to Three Months Ended March 31,
1998

  Net Revenues

  Our revenues consist principally of fees we earn from providing email hosting services. Payments for those services are based either on contractual rates per active mailbox per month, non-refundable fixed payments, or a percentage of the email advertising revenues earned by our customers. Revenues from contracts specifying a contractual rate per active mailbox per month are recognized monthly for each active mailbox covered by the respective contract. Revenues from contracts that provide non-refundable fixed payments are not dependent upon the active number of mailboxes, and are therefore recognized ratably over the contract term. Revenues based upon a percentage of the email advertising revenues generated by customers are recognized when those revenues are earned and reported by the customer.

  During the quarter ended March 31, 1999, our revenues were $1,049,000, an increase of $979,000 over the corresponding quarter of 1998. This increase in revenues resulted from a substantial increase in the number of mailboxes we hosted during the quarter ended March 31, 1999, in comparison with the corresponding quarter of 1998. At March 31, 1999, we hosted approximately 1.4 million active mailboxes. At March 31, 1998, by comparison, we hosted approximately 25,000 mailboxes.

  In connection with certain customer contracts executed in 1998, we granted warrants or options to purchase common stock to such customers. The fair value of such warrants or options, determined using the Black-Scholes option pricing model, has been recognized ratably as a sales discount over the terms of the respective agreements. Amortization of this discount amounted to $106,000 during the quarter ended March 31, 1999. As the customer contracts were executed after March 31, 1998, there was no such amortization in the first quarter of 1998.

  In early 1998, we executed agreements with E*TRADE and TABNet, a web hosting organization, pursuant to which we derived revenue for providing email services. During the quarter ended March 31, 1999, E*TRADE accounted for approximately 48% of our net revenues and TABNet accounted for 32% of our net revenues, excluding the value of stock purchase rights received by customers.

  Cost of Net Revenues

  Cost of net revenues consists principally of costs incurred in the delivery and support of our email services, including depreciation of capital equipment used in our network infrastructure and personnel costs in our operations and customer support functions. During the quarter ended March 31, 1999, these costs were $2,360,000, or 225% of net revenues, in comparison with costs of $82,000, or 117% of net revenues, for the corresponding quarter of 1998. We have made significant acquisitions of equipment for our data centers over the past nine months, and as a result our depreciation expense of networking equipment in the first quarter of 1999 increased substantially in comparison with the first quarter of 1998. Additionally, we have significantly increased our staffing in operations and customer support over the past year, and consequently compensation and other personnel costs were higher in the current fiscal year. From January 1, 1999 to March 31, 1999, our operations and customer support staff increased from 25 employees to 50 employees. At March 31, 1998, we had five employees on staff in operations and customer support functions.

  Operating Expenses

  Research and Development. Our research and development expenses consist principally of compensation for our technical staff, payments to outside contractors, and, to a lesser extent, related overhead. We expense research and development expenses as they are incurred. Research and development expenses amounted to $1.4 million, or 132% of net revenues, during the first quarter of 1999, and increased substantially from the corresponding quarter of 1998 due to our increases in personnel and use of outside contractors. From January 1, 1999 to March 31, 1999, our research and development staff increased from 27 employees to 52 employees. At March 31, 1998, we had 15 employees on staff in research and development functions.

  Sales and Marketing. Our sales and marketing expenses consist principally of compensation for our sales and marketing personnel, advertising, trade show and other promotional costs, and, to a lesser extent, related overhead. Sales and marketing expense during the quarter ended March 31, 1999, amounted to $2.0 million, or 189% of net revenue. Increases in marketing and promotional expenses, incentive compensation payments to sales personnel, and increases in compensation associated with additional headcount accounted for the increase to sales and marketing expense during the first quarter of 1999 in comparison with the corresponding quarter of 1998. From January 1, 1999 to March 31, 1999, our sales and marketing staff increased from 30 employees to 61 employees. At March 31, 1998, we had three employees on staff in sales and marketing functions.

  General and Administrative. Our general and administrative expenses consist principally of compensation for personnel, fees for outside professional services, allocated occupancy costs and, to a lesser extent, related overhead. General and administrative expenses amounted to $1.6 million, or 148% of net revenues, during the first quarter of 1999, and increased substantially in comparison with the corresponding quarter in 1998. This increase was due primarily to increases in compensation associated with additional headcount, higher fees for outside professional services, and higher occupancy costs. From January 1, 1999 to March 31, 1999, our general and administrative staff increased from 11 employees to 19 employees. At March 31, 1998, we had four employees on staff in general and administrative functions.

  Stock-based Expenses

  During 1998, we recorded aggregate unearned compensation in the amount of $19.9 million in connection with the grant of certain stock options during 1998. In the first quarter of 1999, we recorded an additional $18.1 million of unearned compensation related to the grant of stock options in the months of January 1999 and March 1999. Amortization of such compensation amounted to approximately $3.7 million during the first quarter of 1999. Approximately $400,000 of this amount was allocated to cost of revenues and approximately $3.3 million was allocated to operating expenses during the quarter.

  Additionally, we incurred stock-based expenses for warrants we granted to ICQ and to one other strategic partner. Amortization of the fair value of these warrants resulted in stock-based expenses of approximately $8.4 million during the first quarter of 1999. As noted in the Overview section, quarterly amortization associated with the ICQ warrant is subject to substantial increase or decrease in future quarters based upon future changes in the trading price of our common stock.

  Interest and Other Income and Interest Expense

  Interest and other income consist primarily of interest earnings on our cash and cash equivalents. Interest and other income amounted to $351,000 during the first quarter of 1999. We concluded private placements of equity securities in April 1998, September 1998, and January 1999. As a result, interest income increased significantly during the first quarter of 1999 in comparison with previous periods due to higher cash balances available for investment. During the first quarter of 1999, we incurred interest expense on capital lease obligations in the amount of $64,000. In the corresponding quarter of 1998, we incurred interest expense of $150,000, of which $119,000 related to the amortization of stock-based charges and the remainder to interest payments on notes payable and capital obligations.

  Income Taxes

  No provision for federal and state income taxes has been recorded as we have incurred net operating losses from inception through March 31, 1999. As of March 31, 1999, we had approximately $14 million of federal and state net operating loss carryforwards available to offset future taxable income which expire in varying amounts beginning in 2005. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances. For example, the amount of net operating losses that we may utilize in any one year would be limited in the presence of a cumulative ownership change of more than 50% over a three year period. Because there is significant doubt as to whether we will realize any benefit from this deferred tax asset, we have established a full valuation allowance as of March 31, 1999.

 Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

  Net Revenues

  Net revenues include charges relating to the amortization of fair value of warrants issued to certain customers. In January 1998, we began to recognize revenues from the sale of our email hosting services. Net revenues for 1998 were $897,000. In early 1998, we executed agreements with E*TRADE and TABNet pursuant to which we began to derive revenue for providing email services. For 1998, E*TRADE accounted for approximately 62% and TABNet accounted for approximately 30% of our net revenues, excluding the value of stock purchase rights received by customers. A substantial portion of those revenues occurred during the quarter ended December 31, 1998. Net revenues during the quarter ended December 31, 1998 were $605,000, or 68% of net revenues for 1998.

  Costs of Net Revenues

  During 1998, our costs of net revenues were approximately $2.3 million, or 261.5% of net revenues. We made significant acquisitions of equipment for our data centers at the beginning of the quarter ended September 30, 1998, and, as a result, our depreciation expense increased significantly in the final two quarters of 1998. Additionally, we significantly increased our headcount in operations and customer support throughout the year. From January 1, 1998 to December 31, 1998, operations and customer support personnel increased from zero to 25.

  Operating Expenses

  Research and Development. Research and development expenses amounted to $2.1 million, or 233.8% of net revenues, during 1998, and increased substantially each quarter throughout the year as we increased personnel and our use of outside contractors. From January 1, 1998 to December 31, 1998, our research and development personnel increased from 11 to 27.

  Sales and Marketing. Sales and marketing expenses amounted to $1.7 million or 188.1% of net revenue during 1998, and increased substantially in the final two quarters of the year as we expanded our sales force and significantly increased the promotion of our email hosting services. Increases in compensation associated with additional headcount, incentive compensation payments, and increases in advertising and promotional expenses accounted for the increases to sales and marketing expense in the second half of 1998. From January 1, 1998 to December 31, 1998, our sales and marketing personnel increased from 2 to 30.

  General and Administrative. General and administrative expenses amounted to $3.8 million, or 425.2% of net revenues, during 1998, and increased substantially in the quarter ended December 31, 1998. Increases in compensation associated with additional headcount, higher fees for outside professional services, and the amortization of unearned compensation related to stock and stock option grants accounted for this increase. From January 1, 1998 to December 31, 1998, general and administrative personnel increased from 4 to 11.

  Stock-based Expenses

  During 1998, we recorded aggregate unearned compensation in the amount of $19.9 million in connection with the grant of certain stock options during 1998. Related amortization totaled $2.5 million during 1998. See Notes 8 and 9 of Notes to Consolidated Financial Statements.

  Interest and Other Income and Interest Expense

  Interest and other income amounted to $375,000 during 1998. We concluded a private placement of equity securities in September 1998. As a result, interest income increased significantly in the final quarter of the year. To date, we have incurred interest expense on notes payable and capital lease obligations. For 1998, interest expense amounted to $388,000.

  Income Taxes

  No provision for federal and state income taxes was recorded as we incurred net operating losses from inception through December 31, 1998. As of December 31, 1998, we had approximately $8.8 million of federal and state net operating loss carryforwards available to offset future taxable income which expire in varying amounts beginning in 2005. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances. For example, the amount of net operating losses that we may utilize in any one year would be limited in the presence of a cumulative ownership change of more than 50% over a three year period. Because there is significant doubt as to whether we will realize any benefit from this deferred tax asset, we have established a full valuation allowance as of December 31, 1998.

Quarterly Results of Operations

  The following table sets forth certain unaudited quarterly statements of operations data for the five quarters ended March 31, 1999. This information has been derived from Critical Path's unaudited consolidated financial statements, which, in management's opinion, have been prepared on the same basis as the audited consolidated financial statements, and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the quarters presented. This information should be read in conjunction with the audited consolidated financial statements of Critical Path and the notes thereto included elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

                                                    Three Months Ended
                          ----------------------------------------------------------------------
                          Mar. 31, 1998 June 30, 1998 Sept. 30, 1998 Dec. 31, 1998 Mar. 31, 1999
                          ------------- ------------- -------------- ------------- -------------
                                                      (in thousands)
Net revenues............     $    70       $    66       $   156        $   605      $  1,049
Cost of revenues........         (82)         (230)         (941)        (1,093)       (2,360)
                             -------       -------       -------        -------      --------
  Gross profit (loss)...         (12)         (164)         (785)          (488)       (1,311)
                             -------       -------       -------        -------      --------
Operating expenses:
 Research and
  development...........         273           404           560            861         1,379
 Sales and marketing....         135           143           558            851         1,984
 General and
  administrative........         307           886           895          1,726         1,550
 Stock-based expenses...         443           201           224          1,532        11,657
                             -------       -------       -------        -------      --------
  Total operating
   expenses.............       1,158         1,634         2,237          4,970        16,570
                             -------       -------       -------        -------      --------
Loss from operations....      (1,170)       (1,798)       (3,022)        (5,458)      (17,881)
Interest and other
 income (expense), net..        (150)           47           (39)           129           287
                             -------       -------       -------        -------      --------
Net loss................     $(1,320)      $(1,751)      $(3,061)       $(5,329)     $(17,594)
                             =======       =======       =======        =======      ========

  Revenues increased substantially in the quarter ended December 31, 1998, as revenues from E*TRADE rose significantly during this period relative to prior periods. General and administrative expenses increased substantially during the quarter ended December 31, 1998, due to increases in compensation associated with additional headcount, higher fees for outside professional services, and the amortization of unearned compensation.

Fluctuations in Quarterly Results

  We have incurred operating losses since inception, and we cannot be certain that we will achieve profitability on a quarterly or annual basis in the future. Critical Path believes that future operating results will be subject to quarterly fluctuations due to a variety of factors, including, but not limited to:

  . continued growth of the Internet and of email usage;

  . demand for outsourced email services;

  . our ability to attract and retain customers and maintain customer satisfaction;

  . our ability to upgrade, develop and maintain our systems and infrastructure;

  . the amount and timing of operating costs and capital expenditures relating to expansion of our business and infrastructure;

  . technical difficulties or system outages;

  . the announcement or introduction of new or enhanced services by our competitors;

  . our ability to attract and retain qualified personnel with Internet industry expertise, particularly sales and marketing personnel;

  . the pricing policies of our competitors;

  . failure to increase our international sales; and

  . governmental regulation surrounding the Internet and email in particular.

  In addition to the factors set forth above, our operating results will be impacted by the extent to which we incur non-cash charges associated with stock-based arrangements with the employees and non-employees. In particular, we expect to incur substantial non-cash charges associated with the grant of a warrant to America Online. In addition to amortization of the initial fair value of this warrant, which totaled $16.5 million, we expect that future changes in the trading price of our common stock at the end of each quarter and at the date certain milestones are achieved will cause additional substantial changes in the ultimate amount of such amortization.

  At March 31, 1999, none of the registration milestones specified within the ICQ warrant agreement had been achieved. Therefore, the shares underlying the second through fifth milestones of the ICQ warrant were remeasured using the closing price for our common stock on March 31, 1999 of $77 per share. This remeasurement resulted in an increase to the fair value of the warrant of $109.4 million, bringing the total fair value of the warrant to $125.9 million as of March 31, 1999. This revised fair value will be amortized ratably over four years, resulting in a quarterly amortization charge to advertising expense in the amount of $7.9 million beginning in the first quarter of 1999. As noted, this charge is subject to substantial increase or decrease in future quarters based upon future changes in the trading price of our common stock.

  Due to lead times required to purchase, install and test equipment, we typically need to purchase equipment well in advance of the receipt of any expected revenues. Delays in obtaining this equipment could result in unexpected revenue shortfalls.

Liquidity and Capital Resources

  We have funded our operations primarily from the net proceeds from the sale of preferred stock and our initial public offering. In January 1999 we completed the second round of the Series B Convertible Preferred Stock financing through the issuance of approximately 3.2 million shares, including 454,544 shares issued pursuant to outstanding stock purchase rights, for gross proceeds of $13.6 million. Also in January 1999, we sold 1,090,909 shares of common stock for gross proceeds of $2.4 million. In April 1999, we received approximately $115.5 million in net proceeds upon the closing of our initial public offering of common stock.

  Our cash and cash equivalents increased by approximately $7.8 million during the quarter ended March 31, 1999. This net change occurred as we raised approximately $13.8 million in proceeds from the sale of equity securities, net of issuance costs, and used $4.6 million in cash to fund operating activities. Increased personnel costs and expanded sales and marketing programs were the primary causes of our increased operating expenses during the first quarter of 1999. Net of depreciation, our investment in property and equipment increased approximately $3.1 million during the quarter ended March 31, 1999. Installation of network infrastructure equipment in our data centers, purchases of furniture and equipment for new employees, and leasehold improvements related to office expansions accounted for this increase.

  We have a credit agreement with a bank which provides a line of credit for working capital advances of up to $1.0 million. There were no borrowings under this line of credit as of March 31, 1999. Outstanding borrowings accrue interest at a rate equal to the bank's prime rate plus 2.0%. Capital lease obligations, including both short-term and long-term portions, increased approximately $2.6 million, net of principal repayments, during the quarter ended March 31, 1999 as we secured financing for a substantial share of our additions to property and equipment. Deferred revenue decreased $500,000 during the quarter as we recognized into revenue a payment we had previously received from one customer as an advance for future service. Our line of credit and capital lease obligations contain no provisions that would limit our future borrowing ability.

  We believe that our current cash balances and proceeds from this offering will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months. We anticipate that further expansion of our operations will cause us to incur negative cash flows on a short-term basis, and therefore require us to consume our cash and other liquid resources to support our growth in operations. In addition, our operating and investing activities on a long-term basis may require us to obtain additional equity or debt financing. We expect that we will acquire or invest in businesses, products, services and technologies that complement or augment our service offerings and customer base. We are currently engaged in discussions with a number of companies regarding strategic acquisitions or investments. Although these discussions are ongoing, we have not signed any definitive agreements and we cannot assure you that any of these discussions will result in actual acquisitions. We expect that we will pay for some of our acquisitions by issuing additional common stock and this could dilute our shareholders. In addition, we may be required to amortize significant amounts of goodwill and other intangible assets in connection with future acquisitions, which would materially increase our operating expenses.

  Net of depreciation, our investment in property and equipment increased approximately $3.1 million during the first quarter of 1999. Installation of network infrastructure equipment in our data center, purchases of furniture and equipment for new employees, and leasehold improvements related to office expansions accounted for this increase. We expect that our investment in property and equipment will continue to grow as we seek to increase our capacity to provide email hosting services.

Year 2000 Issues

  The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations for any company using such computer programs or hardware, including, among other things, a temporary inability to process transactions, send invoices or engage in normal business activities. As a result, many companies' computer systems may need to be upgraded or replaced in order to avoid
"Year 2000" issues.

  We are a comparatively new enterprise, and, accordingly, the software and hardware we use to manage our business has all been purchased or developed by us within the last 24 months. While this fact pattern does not uniformly protect us against Year 2000 exposure, we believe we gain some mitigation from the fact that the information technology ("IT") we use to manage our business is not based upon "legacy" hardware and software systems. "Legacy system" is a term often used to describe hardware and software systems which were developed in previous decades when there was less awareness of Year 2000 issues. Generally, hardware and software design within the current decade and the past several years in particular has given greater consideration to Year 2000 issues. All of the software code we have internally developed to manage our network traffic, for example, is written with four digits to define the applicable year.

  We are in the process of testing our internal IT and non-IT systems. All of the testing we have completed has been performed by our own personnel; to date, we have not retained any outside service or consultants to test or review our systems for Year 2000 compliance. Based on the testing we have performed, we believe that this software is Year 2000 compliant. We are designing our systems to be Year 2000 compliant and will continue to test these systems as development of these systems progress.

  In addition to our internally developed software, we utilize software and hardware developed by third parties both for our network and internal information systems. To date, we have not done any testing of such third-party software or hardware to determine Year 2000 compliance. We have, however, obtained certifications from our key suppliers of hardware and networking equipment for our data centers that this hardware and networking equipment are Year 2000 compliant. Additionally, we have received assurances from the providers of key software applications for our internal operations that their software is Year 2000 compliant. Based upon an initial evaluation of our broader list of software and hardware providers, we are aware that all of these providers are in the process of reviewing and implementing their own Year 2000 compliance programs, and we will work with these providers to address the Year 2000 issue and continue to seek assurances from them that their products are Year 2000 compliant.

  In addition, we rely on third party network infrastructure providers to gain access to the Internet. If such providers experience business interruptions as a result of their failure to achieve Year 2000 compliance, our ability to provide Internet connectivity could be impaired, which could have a material adverse effect on our business, results of operations and financial condition.

  Our customers' success in maintaining Year 2000 compliance is also significant to our ability to generate revenues and execute our business plan. We currently derive revenue either by charging a fixed fee per month for each mailbox we host, or by sharing advertising revenues with our customers. In either case, interruptions in our customers' services and on-line activities caused by Year 2000 problems could have a material adverse effect on our revenues to the extent that such interruptions limit or delay our customers' ability to expand their base of email users.

  We have not incurred any significant expenses to date, and we do not anticipate that any future costs associated with our Year 2000 remediation efforts will be material. However, if we, our customers, our providers of hardware and software, or our third party network providers fail to remedy any Year 2000 issues, our service could be interrupted and we could experience a material loss of revenues that could have a material, adverse effect on our business, results of operations, and financial condition. We would consider such an interruption to be the most reasonably likely unfavorable result of any failure by us, or failure by the third parties upon whom we rely, to achieve Year 2000 compliance. Presently, we believe we are unable to reasonably estimate the duration and extent of any such interruption, or quantify the effect it may have on our future revenues. We have yet to develop a comprehensive contingency plan to address the issues which could result from such an event. We are prepared to develop such a plan if our ongoing assessment leads us to conclude we have significant exposure based upon the likelihood of such an event. See "Risk Factors--We face Year 2000 risks."

Recent Accounting Pronouncements

  In March 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") No. 98-1, "Software for Internal Use," which provides guidance on accounting for the cost of computer software developed or obtained for internal use. SOP No. 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. Critical Path does not expect that the adoption of SOP No. 98-1 will have a material impact on its consolidated financial statements.

  In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). Critical Path is required to adopt SFAS 133 in fiscal 2000. SFAS 133 established methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. Critical Path has not yet determined what the effect of SFAS 133 will be on its operations and financial position.

                                    BUSINESS

Company Overview

  We are a leading provider of email hosting services. Our email services are designed to allow a wide range of organizations, including Internet service providers, web hosting companies, web portals and corporations, to reduce costs and improve customer service by outsourcing their email systems. Our services are designed to facilitate scalability and reliability, allow access to advanced technologies and provide greater access with high levels of security. In addition, our service is designed to allow our customers to enhance their brand recognition by maintaining their "look and feel" while improving the functionality of their email service. We intend to build on our expertise in email services to provide additional Internet messaging services in the future. Currently, we have approximately 250 customers and intend to further develop new and existing strategic relationships to expand our distribution channels and to undertake joint product development and marketing efforts. Our strategic partners to date include ICQ, a subsidiary of America Online, E*TRADE, Network Solutions, Sprint and U S WEST.

Recent Developments

  Since our initial public offering, we have announced several strategic contracts that help us to expand both our customer base and broaden our global reach. We have expanded our relationship with America Online so it now includes ICQ, AOL Latin America and AOL Enterprise, which provides us with access to one of the largest concentrated customer bases of email users on the Internet. Our relationship with Promus provides us with access to 1,362 hotels with more than 194,000 rooms in North and South America. Furthermore, we have significantly expanded our international customer base to include Asiamail, Avantel British Telecom and o.tel.o.

Industry Background

  Growth of the Internet and Email

  The Internet has experienced rapid growth and has developed into a significant tool for global communications, commerce and media, enabling millions of people to share information and transact business electronically. International Data Corporation ("IDC") estimates that there were over 55 million web users in the United States and over 142 million worldwide at the end of 1998. IDC projects these numbers to increase to over 135 million web users in the United States and over 399 million worldwide by the end of 2002. Internet-based businesses have emerged to offer a variety of products and services over the Internet. Additionally, many traditional businesses now use the Internet for a growing number of applications, including advertising, sales, customer service and training. Advances in on-line security and payment mechanisms have also prompted more businesses and consumers to engage in electronic commerce. IDC estimates that the number of customers buying goods and services on the Internet will grow from 17.6 million worldwide in 1997 to
128.4 million worldwide in 2002. The growth of the Internet is the result of a number of factors, including the extensive and growing installed base of advanced personal computers in the home and workplace, increasingly faster and cheaper access to the Internet, improvements in network infrastructure and an increased awareness of the Internet among consumer and business users. Alternative access devices, including television set-top boxes, personal digital assistants, pagers, Internet capable telephones and wireless phones are also contributing to the increasing use of the Internet. Further, the development of applications for the Internet platform has helped fuel the growth of the Internet.

  Email, one of the most popular Internet applications, has broadened from a simple personal messaging tool to a strategic business tool. According to Electronic Mail & Messaging Systems ("EMMS"), there were 263 million electronic mailboxes worldwide as of September 30, 1998. EMMS estimated that this number increased to 382 million electronic mailboxes worldwide as of March 31, 1999. According to the Gartner Group, approximately 300 billion electronic mail messages were sent in 1998. Email messages have increased in volume and functionality, and this trend is expected to continue. For example, email is expected to become a major vehicle for e-commerce transactions. Forrester Research predicts that the typical online consumer will participate in eight to ten commerce-related exchanges via email per week by 2001. Furthermore, the electronic mailbox as a locating and delivering device has enabled additional applications such as directory services, scheduling, document sharing, work-flow and unified messaging. This increased functionality, along with the widespread acceptance of email, positions the electronic mailbox as a platform for other forms of electronic messaging.

  Development of Email

  Email was initially developed for isolated groups of people working on single mainframe computers or on small networks of homogeneous computers. Early email implementations were based on proprietary technologies, incompatible with other systems and limited to single local area networks ("LANs"). Mail transfer standards were subsequently developed to carry mail traffic between LANs but did not allow for communication outside of the user's corporation or service. While these systems were limited when compared to current email systems, they became an increasingly important communication tool within many organizations.

  Users have migrated to open-standards mail systems, such as Lotus Notes and Microsoft Exchange, that allow communication with any email user on the Internet, from proprietary systems, such as Lotus cc:mail and Microsoft Mail. Simple Mail Transport Protocol ("SMTP"), currently the most widely used mail standard on the Internet, allows users of proprietary mail systems to communicate over the Internet by converting messages' internal mail formats to SMTP before transmission. In addition, new open standards are emerging to enhance the functionality of email. For example, Post Office Protocol ("POP"), which has been adopted by most ISPs, allows users to connect to a shared mail server and download mail to their PC or alternative access device. In addition, Internet Messaging Access Protocol ("IMAP"), one of the latest email standards, allows users to access their mailboxes at the server rather than at the desktop level. This flexibility is particularly valuable for users who access their mail from a variety of different computers with different email clients such as Microsoft Outlook, Eudora and HyperText Markup Language ("HTML"), more commonly known as web-based email.

  Current Trends in Email

  As the importance of email grows, customers increasingly expect their email service to meet the same standards of carrier-class reliability and availability that consumers have traditionally received from their telephone service providers. For example, email customers expect reliability from their email service similar to the dial tone they hear when they pick up the telephone, commonly referred to as web-tone reliability. Similarly, customers want email access to be as ubiquitous as their telephone access by being able to download their email from anywhere in the world, at anytime and through a variety of devices. Just as many individuals have multiple phone numbers for home and business use, a growing number of people have multiple email accounts. As a result, domain names, which are the Internet identities that correlate to unique electronic addresses such as user@domain.com, are proliferating. Companies use multiple domains to build awareness of their brands in electronic communication, and individuals increasingly use domains to express personal identity.

  To address this growth, a wide range of businesses, including ISPs, web hosting companies, web portals and corporations, are finding that providing their customers or employees with email access is a necessity. ISPs, web hosting companies and telecommunication carriers offer email to enhance their services offerings and to maintain competitiveness with other companies in their industry. Many web portals offer email service to increase web traffic on their sites and strengthen their brand due to repeat traffic from users checking for messages. In addition, corporations increasingly view email as a means to decrease costs and increase productivity.

  Email messages have increased not only in volume but also in complexity. The use of graphics and multimedia elements is becoming more common and requires greater functionality on the part of the email service. As organizations and the numbers of users grow, the ability to accommodate thousands, or millions, of additional mailboxes in a single domain requires substantial investment in hardware, software and personnel. Further, in the largest email implementations, such as ISPs or web portals, the design architecture must handle complex networking and scale issues across many domains. Web organizations that implement and host multiple domains for customers incur substantial additional expenses because of the complexity associated with hosting multiple domains. There is no unified email service standard, and online service providers must continually enhance and maintain email applications for existing standards, as well as seek to develop new features and functionality for emerging standards. For example, LDAP is an emerging standard that is the foundation for adding additional applications to login and access features of email service. Moreover, ISPs and corporations running their own email must make substantial investments in backup systems and networking equipment if they are to meet the growing expectation of email service with carrier class access, availability and reliability.

  Today, most organizations are using internal hardware and software solutions to address their email needs. Many companies attempting to manage expanding and increasingly sophisticated email systems lack the resources and expertise to cost-effectively implement, maintain, scale, enhance and service the hardware and software components of an email system. Businesses often find it difficult to implement state-of-the-art technology in their own infrastructure and individuals with the expertise to maintain a sophisticated email system can be scarce and costly to hire, train and retain. As a result, organizations seeking to lower their costs and to quicken time to market with complex technologies are increasingly looking to outsource non-core competencies to maintain competitiveness.

Critical Path Solution

  We deliver advanced email services to ISPs, web hosting companies, web portals and corporations, giving them the ability to provide a feature-rich email service to their customers and employees. Our services are designed to provide the following key benefits:

  Lower Total Cost of Ownership

  Our customers do not need to lease, buy or continually upgrade existing hardware and software, or recruit and retain systems engineers and administrative personnel for their email services. Our service is designed to reduce customers' administrative burden by eliminating the cycle of purchasing, installing, testing, debugging and deploying email systems. The software is maintained at our facilities, not at customer facilities, and we employ a team of systems administrators to monitor the service 24 hours a day, seven days a week. By having the capability to host millions of mailboxes, we provide customers a cost savings over in-house email solutions through economies of scale.

  Scalability; Web-Tone Reliability

  Our system's architecture and infrastructure are designed to facilitate scalability and reliability. While existing email software solutions can scale to support millions of users at a single domain (user@domain.com), we have designed our architecture to support our service over hundreds of millions of mailboxes across millions of domains (user@domain1.com, user@domain2.com, user@domain3.com, etc.), allowing each customer to create email addresses at his or her own domain. Our hardware and software infrastructure consists of multiple servers running software in a manner that balances the use of the servers. This infrastructure allows multiple domain hosting while reducing the amount of required equipment and capacity. We have created a global network strategy to provide the type of continuous service that individuals have come to expect from their telephone service providers. We provide our customers improved performance through our multiple peering relationships, agreements with companies with existing peering relationships and the purchase of additional access to telecommunication paths from national Internet access providers. For redundancy purposes, we maintain three data centers in the United States and plan to open additional data centers in the United States and Europe.

  Leading-Edge Technology

  We provide our customers with access to advanced technologies. We eliminate the need for customers and partners to maintain a core competency in email by having experts with experience in rapidly deploying new technologies, combating system failures due to unsolicited commercial email traffic and maintaining network and system security. Our services include POP3, web-based email and, in the near future, IMAP4, which enables customers to choose the option that suits their end-users' needs. Customers rely on us to evaluate, test and implement the leading features to maintain a leading email solution. Our technological capabilities enable us to quickly implement competitive new technologies for our customers and end-users, reducing their time to market for leading technologies.

  Anytime, Anywhere Accessibility

  We have designed our services to allow easy access by customers and end-users. Designed and built on open Internet-based standards, our services are compatible with leading desktop software such as Microsoft Outlook and Eudora. In addition, we have developed a web-based email interface that is compatible with leading web browsers, including Microsoft Internet Explorer and Netscape Navigator. Our email services are designed to allow administrators and end-users to access their email system anywhere at any time. Our technology is designed to support innovations in standards-based access devices, such as hand-held computers, cellular and personal communications services ("PCS") telephones and pagers.

  Enhanced Security

  We have created a custom firewall solution to enhance network and data center security. Using a combination of licensed software technology, internally developed software and sophisticated third-party hardware, we reduce the potential for network breaches. We have network and data center surveillance 24 hours a day, seven days a week to identify and curtail potential security breaches. We are not aware of any security breaches to our network.

  Branding; Customer Control

  Our messaging service solution enables our customers to maintain control over their own brand and desired functionality. Our fully customized web-based "brandable" email interfaces include customer logos and preserve the existing "look and feel" of the customers' brands. Our web-based Mail Administration Center is designed to give customers control via a secure Account Provisioning Protocol, a software interface into our platform which allows customers to integrate their existing functionality with our mail system. This enables customers to add and delete accounts and functionality either at the domain level, or at the individual end-user level.

Strategy

  Our objective is to be the premier provider of comprehensive, advanced Internet messaging services. We plan to attain this goal by pursuing the following key strategies:

  Extend Technology Leadership in Messaging Applications

  We intend to capitalize on our expertise in email services to deliver industry-leading functionality to other types of electronic messaging. Building upon our Internet-based email architecture, we plan to deliver industry-leading functionality, including global and local directories and other capabilities, and to deliver new applications that will extend the core functionality of email and integrate smoothly with existing back office applications. Our services development team regularly meets with customers and participates in research projects with leading industry groups and analysts to anticipate future customer needs. We also participate in open standards organizations and Internet technology leadership groups, such as IETF (Internet Engineering Task Force), the North American Network Operators Group and the Coalition Against Unsolicited Commercial Email, a spam control organization.

  Acquire New Businesses and Technologies

  We evaluate acquisition opportunities on an ongoing basis and, at the present time, are engaged in discussions with respect to possible acquisitions of businesses or technologies. We will continue to seek acquisitions that will complement our current and planned business activities. We have a dual strategy in pursuing acquisitions. First, we plan to focus on target companies in our market with large numbers of email customers which will enable us to expand our customer base. Second, we will evaluate companies that help us augment our service offerings for our current and future email customers. In addition, these value-added services may be used by customers not using our basic email service to enhance the functionality of their email services. Examples of services that we may provide include: unified messaging, guaranteed delivery, digital certificates and calendaring.

  Develop and Leverage Strategic Relationships

  We intend to expand our marketing and distribution channels through strategic relationships with key ISPs, web hosting companies, web portals and corporations to increase quickly the number of electronic mailboxes we host. Our strategic partners include ICQ, a subsidiary of America Online, E*TRADE, Network Solutions, Sprint and U S WEST. We intend to further develop new and existing strategic relationships to expand our distribution channels and to undertake joint product development and marketing efforts, such as integrating email into e-commerce applications.

  Increase Sales and Marketing Efforts

  We intend to significantly expand our sales and marketing activities while focusing on four target markets: ISPs, web hosting companies, web portals and corporations. In this expansion, we plan to target and hire seasoned sales professionals with specific expertise and contacts within our focused markets. We also intend to expand our indirect sales channel by teaming with leading distributors, resellers and system integrators with strong backgrounds and market presence. As of March 31, 1999, we had 61 sales and marketing personnel.

  Develop Value-Added Services

  We intend to extend our services beyond email by offering additional value-added services. These services are intended to extend our relationships with current customers, to attract new customers and to allow us to differentiate ourselves in the email service provider market. We believe that our email hosting solution can form the foundation of a wide range of Internet messaging applications for which we intend to provide solutions. Examples of value-added services or applications that can be leveraged are unified messaging, secure email, e-commerce and enterprise services.

  Expand International Presence

  In addition to expanding our U.S. presence, we believe there is substantial opportunity for outsourcing messaging services in non-U.S. markets. We intend to capitalize by developing worldwide sales offices, data centers and strategic relationships. We have established sales and operations subsidiaries in Germany and the United Kingdom, and we plan to open data centers in Europe. In addition, we intend to support our worldwide operations by offering localized web-based email interfaces. For example, we have already developed web-based email interfaces in 13 languages and dialects.

Services

  We offer multiple email services to ISPs, web hosting companies, web portals and corporations. Our "all-in" service model pricing includes all enhancements, upgrades and new standard features. Pricing is based on a per mailbox, per month charge that varies depending on functionality and volume. Web portal market pricing is based on a minimal per mailbox, per month charge plus a share of revenue generated by advertising on the web-based email interface. Our standard service offering includes our basic services as part of the monthly mailbox fee. Our add-ons are included in the basic mailbox offering or offered as an optional premium service. Our premium services are optional add-ons to the basic mailbox charge and are offered for an additional charge.

  Our service offering includes web-based end-user support. Additional support through customer help desks is provided 24 hours a day, seven days a week by contractual agreement. Professional implementation and transitioning support for new customers is also included in the basic offering.




                    [VALUE-FUNCTIONALITY CHART APPEARS HERE]

  Current Services

  We have introduced to market a variety of email services. Information concerning our current email services is summarized in the following table:

                                                                                Class of   Target
 Service          Description                   Benefits                        Service    Markets
----------------------------------------------------------------------------------------------------
 Web-Based        . Hosting service based on a  . Requires no software          Basic      All
 Email              web mail interface            downloads or configurations
                                                . End-users simply point any
                                                  browser
                                                  to http://mail.userdomain.com,
                                                  enter account name and
                                                  password for full email
                                                  access

----------------------------------------------------------------------------------------------------
 POP3 Hosting     . Hosting service based       . Allows users to connect to a  Basic      ISPs, web
                    on Post Office Protocol       shared mail server and        (Premium   hosting,
                                                  download email to their       add-on     corporate
                                                  desktop client (Microsoft     for
                                                  Outlook, Eudora), which       portals)
                                                  stores the message on the
                                                  user's hard drive each time
                                                  the inbox is accessed

----------------------------------------------------------------------------------------------------
 Web-Based        . Mail Administration Center  . Allows email administrators   Basic      All
 Administration     (MAC)                         to add, delete and modify     Add-On
                    has Secure Socket Layer-      accounts online
                    based brandable web
                    interface

----------------------------------------------------------------------------------------------------
 Spam             . Utilizes comprehensive      . Protects users from           Basic      All
 Blocking/UBE       filtering                     unsolicited bulk email,       Add-On
 Filtering          system                        commonly referred to as
                                                  "spam" or "junk mail"
                                                . Identifies and eliminates
                                                  spam

----------------------------------------------------------------------------------------------------
 Directory        . Common directory layer to   . Search capabilities           Premium    All
 Services           share information between                                   Add-On
 (LDAP)             various independent
                    software applications
                  . LDAP services allow         . End-users can update their
                    publishing of directory       own directory entries, and
                    information for user          domain administrators to
                    communities                   update, add and delete
                                                  entries
                                                . Key component of many
                                                  collabora-
                                                  tive applications such as
                                                  certified delivery and
                                                  calendaring

----------------------------------------------------------------------------------------------------
 Additional       . Additional storage in       . Provides expandability of     Premium    All
 Data Storage       increments of 5 megabytes     storage                       Add-On
                                                  space

----------------------------------------------------------------------------------------------------
 Unified          . Private-label unified       . Allows users to retrieve      Premium    Portal
 Messaging          messaging service through     faxes and voice messages by   Add-On
                    JFAX, a company that          logging into their email
                    provides a unified
                    messaging solution
                                                . Allows users to retrieve
                                                  faxes and emails via
                                                  voicemail and universal
                                                  telephone number

  Planned Services

  We intend to develop several new Internet messaging services to complement our existing services.

                                                                                    Class
                                                                                    of       Target
 Service         Description                     Benefits                           Service  Markets
------------------------------------------------------------------------------------------------------
 IMAP4           . Hosting service that          . Email messages and files hosted  Basic    All
 Hosting           bridges the gap between         on an IMAP server can be
                   POP3 functionality and web-     manipulated from multiple email
                   based email accessibility       environments without the
                                                   need to transfer data

------------------------------------------------------------------------------------------------------
 Double-Byte     . Web mail interface in         . Allows display of web-based      Basic    All
 Localization      double-byte languages:          email interface in double-byte   Add-On
 and Traffic       Chinese and Japanese            languages and transfer and
                                                   storage of messages
                                                   containing double-byte message
                                                   data

------------------------------------------------------------------------------------------------------
 Permanent       . Archives up to 5 megabytes of . Stores and backs up daily        Basic    All
 Archiving         data per mailbox included       archived documents on its        Add-On
                   in basic service                servers

------------------------------------------------------------------------------------------------------
 ETRN            . Email access that does not    . Allows store and forward         Basic    ISP,
                   require a dedicated access      service for some or all          Add-On   Corporate
                   line to the Internet            messages at a specific domain
                                                 . Provides ability to send email
                                                   through the Internet while
                                                   maintaining the existing
                                                   groupware functionality of a
                                                   local mailserver

------------------------------------------------------------------------------------------------------
 Mailing List    . Supports custom-generated     . Allows for user specified list   Premium  All
 Management        lists, digest formats, list     management                       Add-On
                   filters, auto-subscribe and
                   unsubscribe, and
                   confirmation of
                   subscriptions

------------------------------------------------------------------------------------------------------
 Calendar and    . On-line calendars which       . Integrates scheduling function   Premium  Corporate
 Schedule          provide groupware               with the ability to access the   Add-On
 Functionality     functionality                   user's schedule and those of
                                                   colleagues

------------------------------------------------------------------------------------------------------
 SSL-Based       . SSL-based encryption of       . Provides enhanced security of    Premium  All
 Email             POP3, IMAP4 and web-based       email                            Add-On
                   email messages                  messages

------------------------------------------------------------------------------------------------------
 USENET/         . Public and private            . Facilitates participation in     Premium  All
 Newsgroup         newsgroups which give the       newsgroup in a web-friendly      Add-On
                   enterprise a platform for       manner
                   discussion outside the
                   mailing list functionality
                                                 . Allows access to messages
                                                   stored on a news server

------------------------------------------------------------------------------------------------------
 Digital         . Receipt verification          . Verifies that message was        Premium  All
 Certificates      service                         received by the authenticated    Add-On
                                                   recipient
                                                 . Sends a confirmation notice to
                                                   sender that the intended
                                                   recipient has picked up the
                                                   message when both sender and
                                                   recipient are hosted on our
                                                   system

------------------------------------------------------------------------------------------------------
 Certified       . More sophisticated receipt    . In addition to verifying that    Premium  Corporate
 Delivery          verification service            the message was delivered,       Add-On
                                                   users return encrypted
                                                   digital certificates that
                                                   identify them as the recipient

  The statements in this prospectus regarding planned service offerings and anticipated features of such planned service offerings are forward-looking statements. Actual service offerings and benefits could differ materially from those projected as a result of a variety of factors, some or all of which may be out of our control. For a discussion of some of these factors, see "Risk Factors."

Customers

  We currently have the opportunity to offer email services to millions of mailboxes across our four target markets. The following is a list of companies with whom we have email services agreements and which have the greatest number of active mailboxes within their respective categories:

Internet Service Providers                     Web Hosting Companies
--------------------------                     ---------------------
AGIS                                           123 India
DSL Networks                                   CardSecure
Isp.net                                        Data 2 Info
Las Vegas Digital Internet                     Navisite
NetConX                                        Network Solutions
Surfree.com                                    TABNet
US Online Network                              Tonic Domains Corporation
WNC Net                                        True Media Solutions
Sprint                                         Ultima Networks
                                               Worldport Online

Web Portals                                      Corporations
-----------                                      ------------
Ancestry.com                                     Bank Law Services
E*TRADE                                          Birkenstock
Gayweb                                           California Family Health Council
ifan                                             ChipShot Golf
The Zone Network                                 CompareNet
The Password (a division of Password Internet    ICT Financial
 Publishing)
Raging Bull                                      Partech International Ventures
Starmedia                                        Photonetics
Third Age Media
U S WEST

  In addition, we plan to initiate email services with Avantel, AsiaMail, British Telecom, o.tel.o, AOL Latin America, AOL Enterprise and Promus during the second quarter of 1999.

Target Markets

  We intend to expand our marketing and distribution channels through strategic relationships to rapidly increase the number of electronic mailboxes hosted. We have developed strategic relationships within four target markets: ISPs, web hosting companies, web portals and corporations.

  Internet Service Providers (ISPs)

  Internet service providers are companies that provide access to the Internet. Email has become an integral part of ISP service offerings. ISPs provide service via dial-up and ISDN as well as dedicated private-line hookups. For a monthly fee, customers receive a software package, username, password and access phone number. Many ISPs offer free home-page hosting to members at the ISP's domain name (for example, www.ispname.com/~username). Some ISPs are also providing commercial web hosting (hosting sites at a domain name registered by the user). ISPs serve large companies by providing a direct connection from the companies' networks to the Internet.

  Web Hosting Companies

  Web hosting companies offer corporate customers and individual consumers hosting of their website on a commercial web server (at a unique domain registered to the customer). In addition, web hosting companies are increasingly offering web design, domain name registration service and email services to their customers. We believe that most business customers are looking for a full-service web hosting company that can provide domain name registration, basic website services and enhanced website services including e-commerce and messaging.

  Web Portals

  Web portals include online communities and search engines which offer a one-stop source of information to a broad range of users, and vertical portals, such as E*TRADE, which cater to the needs of a specific audience. The goal of portal sites is to develop a sense of community in order to draw large online audiences, encourage repeat visits, and keep users engaged. Portals are accomplishing this goal by providing users with value-rich content and services such as search engines, free individual homepages and free email. The majority of a portal's revenue comes from advertising targeting its large, demographic-specific audience and repeat website visits.

  Corporations

  Email has become a mission-critical application for businesses. Many U.S.- based corporations of varying sizes use email as a primary form of communication. In addition, the ability to access Internet-based email from outside the office has added to email's appeal and utility for corporations. A large percentage of the corporate market's email is supplied internally via LAN mail systems. Companies are struggling with aging LAN-based systems designed in the late 1980s and early 1990s when email was used on a much more casual basis and by a smaller user population. Until recently, Internet standards-based email has accounted for only a small portion of corporate messaging systems, but according to Internet Week, that portion will increase to one-third of the corporate market by the end of the decade.

Strategic Relationships

  A key element of our strategy is to expand our marketing and distribution channels through strategic relationships with entities that are both commercial partners and/or equity investors or entities with whom we have contractualized reseller relationships. We believe that these strategic relationships will enable us to expand our distribution channels and to undertake joint product development and marketing efforts. The following are examples of our existing strategic relationships which we believe will position us to increase quickly the number of electronic mailboxes we host.

  America Online/ICQ

  In January 1999, we entered into an agreement with ICQ, a subsidiary of America Online, pursuant to which we will provide email hosting services that will be integrated with ICQ's instant messaging service provided to ICQ's customers. The ICQ instant messaging service allows users to communicate in real time over the Internet. Our agreement with ICQ also provides for our integration of features of the ICQ instant messaging service with our standard email services and our offering of these integrated services to our other customers. In April 1999, we expanded our relationship with America Online to include AOL Latin America and AOL Enterprise.

  E*TRADE Group

  In September 1998, we entered into an agreement with E*TRADE, an on-line brokerage services company, pursuant to which each party will include the other in certain advertising campaigns, including E*TRADE's international and strategic partner relationships. We will also provide email services to users of E*TRADE's Internet access services. E*TRADE uses our email services to extend its brand and value-added services to its fast-growing customer base. As online trading grows, the need for secure transmissions of trade confirmations grows. In addition, we are in the process of developing an electronic order confirmation system designed to be SEC compliant, which could allow online brokerages to conduct most of their customer communications electronically.

  Network Solutions

  In May 1998, we entered into an agreement with Network Solutions, currently the exclusive registrar of Internet domain names, pursuant to which we provide email outsourcing services to users of Network Solutions' website. In exchange for our services, Network Solutions will provide domain name registration services for our customers. Through this agreement, a Network Solutions customer is able to extend its brand using its unique domain name for its email address instead of the domain name of its Internet access provider.

  Sprint

  In September 1998, we entered into an agreement with Sprint's IP Business Services pursuant to which we provide email services to Sprint's corporate IP customers. Sprint has over 7,000 sales representatives who can now offer hosted email services to their business customers at their own domain name. We provide a dedicated customer support number and a sales support center to support Sprint's sales representatives. It is expected that Sprint will integrate our brand and bill email services under the Sprint name.

  U S WEST

  In December 1998, we entered into an agreement with U S WEST pursuant to which we provide email services to U S WEST's telephone customers. We believe that U S WEST views web mail as part of its strategy to offer its telephone customers value-added Internet services. Web mail is a user-friendly, simple vehicle to transition telephone customers from dial-tone to web-tone. The agreement also provides for the enhanced email functionality of US WEST's !nterprise Internet customers through an email viewer.

  Our agreements with our strategic partners typically are for terms of one to three years, and automatically renew for additional one-year periods unless either party gives prior notice of its intention to terminate the agreement. In addition, these agreements are terminable by our partners without cause, and some of the agreements are terminable by us without cause upon 30 - 120 days' notice. Most of the agreements also provide for the partial refund of fees paid or other monetary penalties in the event that our services fail to meet defined minimum performance standards. These strategic agreements may be terminated upon short notice.

Sales and Marketing

  Sales Strategy

  Our sales efforts target all market segment audiences through direct and indirect channels. We maintain our own direct sales force to introduce and educate prospective customers and partners about our service. The direct sales group targets larger ISPs, telecommunications companies, medium to large corporate customers, large web hosting companies and high-trafficked web portals. As of

March 31, 1999, we had 20 account executives in the direct sales group, and we plan to significantly expand this group in the next 12 months. We currently have domestic offices in the San Francisco, Irvine, San Jose, Seattle, New York, Phoenix, Denver and Washington D.C. metropolitan areas. We currently have international offices in Munich, Germany and London, England. Within our direct sales group, a subgroup is responsible for retaining and increasing use by existing customers. This group is critical to ensuring customer satisfaction and selling existing customers new add-on services as they become available in our service offering.

  A telesales group is located in Phoenix, Arizona and generates and qualifies leads for referral to the direct sales group. The target markets of the telesales group are smaller ISPs, web hosting companies and corporations. The vast majority of the activity generated through this channel results from phone calls that we initiate to prospective customers. The telesales group also handles outbound calls to a specific list of contacts provided by our marketing organization. In addition, the telesales group follows up on leads resulting from web and telephone communication initiated by prospective customers and qualifies those leads by placing additional calls or referring them to the direct sales group.

  The indirect sales channel will use the sales forces of our partners to offer our services to their end-users. We share revenue with our partners to achieve this purpose. To gain market presence and market share overseas, we plan to team with leading distributors, resellers and system integrators that have strong industry backgrounds and market presence in their respective markets and geographic regions.

  Marketing Strategy

  Our marketing strategy includes a media relations and public speaking focus to develop a reputation as an industry leader for email services and messaging. We will use narrowly focused, co-branded print and online advertising campaigns for lead generation. Direct marketing will be used to target specific ISP and web hosting firms. Co-branded and cooperative direct mail will be the cornerstone of the direct marketing efforts. Event, forum and trade show participation will also be used to promote our business-to-business brand presence.

Enhanced Services Development

  Our application management and marketing organizations focus on marketing and service development. Our application management team monitors new email and messaging service introductions by our competitors. This in turn assists our marketing group in determining our application pipeline and feature development schedules and provides direction for our engineering, operations, sales and support teams. We also have segment managers for each of our four target markets who are responsible for defining strategies to address specific needs within each market. These segment managers work with our technical service managers, who are in turn responsible for service strategies and development plans.

  Our service management team focuses on provisioning and billing, mail and directory services and mail center technology. In addition, the services management team manages a cross-departmental service development effort. The development process also includes quality-control steps such as reviews, walk-throughs and post-implementation audits. The services development process incorporates input from a variety of sources, including our current and potential customers, and refines this information through a business prioritization process. The service management team prepares a marketing requirements document, which is reviewed by our change control board. The change control board, which is attended by a cross-department management team, prioritizes and schedules our development efforts and assigns resources to the development project team.

  Our services development process involves coordination among our application management, marketing and service management teams. To support our service development and marketing functions, we conduct an ongoing analysis of competitive intelligence, product forecasting, financial analysis and pricing strategies.

Technology

  In offering email services, we employ advanced software and hardware, combining internal expertise with industry standard technology to create a proprietary infrastructure.

  Mail Center Technology

  We have created a proprietary email system, Mail Center Technology ("MCT"), designed to ensure access to hundreds of millions of mailboxes across millions of domains. MCT is able to handle high-volume loads for complex and diverse mail environments such as those required for ISPs, web hosting companies, web portals and corporations providing email accounts to their end-users for activities such as trading securities, shopping or participating in online communities. We have written proprietary load-balancing and email software, and Oracle Corporation databases are used in account provisioning and management.

  MCT is made up of multiple groups of servers and routers acting as a single, virtual point of contact to customers for email services. Our MCT hardware consists of Sun Microsystems, Inc. Ultra Enterprise servers, Cisco Systems, Inc. routers, Network Appliance, Inc. RAID array storage and rackmounted Intel processor-based servers running Solaris and FreeBSD, a free operating language. All aspects of MCT are deployed in pairs with the goal of ensuring that if any process or system goes down, another will be available to handle customer traffic seamlessly. This behavior is called "transparent failover," and is designed to increase the availability of email services to the customer. MCT also includes a dynamic load-balancing system that acts as proxy servers for firewall safety. The load balancers are configured in parallel to ensure that if one goes down, the load is transferred to the remaining systems.

  MCT currently hosts SMTP, POP3 and web-based email services and will also host IMAP4 and other services as they are released. Both the hardware capacity and the services hosted by the mail center can be expanded based on customer demand.

   Simple Mail Transfer Protocol (SMTP)

  SMTP is currently the standard mail protocol for the Internet. It allows hosts on the Internet to route mail from the sender to the destination. All Internet messages must be sent using SMTP; older proprietary mail systems must convert their internal mail formats to SMTP in order to communicate effectively over the Internet.

   Post Office Protocol (POP)

  With POP, mail is delivered to a shared mail server; users periodically connect to the server and download all pending mail to their machines. Thereafter, all mail processing is local to the client machine. POP provides only the store-and-forward service, moving mail on demand from a mail server to a single destination machine, usually a PC, Macintosh or UNIX workstation, and then typically deleting the messages from the POP server.

   Web-based Email

  Web-based email, also known as HTML (Hyper Text Markup Language) email, allows users to access their mail from any computer with Web browser and Internet access. This eliminates the need to maintain a separate program for accessing email.

   Internet Message Access Protocol (IMAP)

  IMAP is more sophisticated than the POP3 protocol and provides greater flexibility at the server level. This enhanced service allows users to sort mail by sender and subject, search for specific text, and manipulate folders and mailboxes while the files remain on the server, rather than downloading them to their local desktop. This flexibility is particularly valuable for users who travel frequently and access their mail from a variety of different computers and email clients.

  Account Provisioning

  We have created a proprietary Account Provisioning Protocol ("APP") for account creation and maintenance. The APP enables accounts transitioning from other services or legacy systems to be bulk-loaded, tested, replicated and deployed on our service automatically. This addresses a critical time to market issue by enabling organizations to quickly transition to the new standards-based email service with minimal down-time and degradation to their existing internal systems. In addition, the APP can be used by customers and partners to facilitate automatic account sign-ups from websites, typically in less than three minutes.

  Data Centers and Network Access

  We maintain data centers in San Francisco and Palo Alto, California and Laurel, Maryland. The data centers have private peering with all major backbones to allow high-bandwidth access to the Internet. With multiple high-speed connections to different backbone providers, we have reduced the likelihood that our customers will suffer downtime as a result of network outages. Our backbone architecture and interconnection strategy consists of clear channel DS-3 and OC-3 connections and direct 100 MB/sec Ethernet connections.

  We currently have bilateral peering arrangements in place with the following organizations:

AboveNet Communications Inc.       Exodus Communications         Nuri Net
Compaq/Digital Equipment
 Corporation                       Frontier GlobalCenter         Pilot Network Services
Concentric Networks                GTE Internetworking/Genuity   Skybytes
Dacom, Inc.                        @Home                         Verio
DataResearch Associates            Hurricane Electric            Web Professionals
Electric Lightwave, Inc.           MAXIM                         XMISSION

  In addition to our peering connections, we currently purchase additional Internet access from MCI WorldCom and Sprint, through their relationships with AboveNet Communications Inc.

  Our data centers feature redundant systems for power, fire protection, seismic reinforcement, and security surveillance 24 hours a day, seven days a week by both personnel and video monitors. If we experience service interruptions on either the East Coast or the West Coast due to a natural disaster, all Critical Path-hosted messages will be automatically rerouted to the data center that is not affected. We intend to open data centers in Europe and Asia. These data centers will add further redundancy and create a local connectivity in those markets.

  Network Security

  We have created a custom firewall solution to reduce the incidence of network security breaches, utilizing Cisco Systems, Inc. routers for firewall hardware. To enhance security for the network, our staff members monitor the network and hardware 24 hours a day, seven days a week. Any suspicious activity is reported and investigated immediately.

  Our operations and engineering staffs include many active participants in open Internet security groups. Newsgroups and industry consortium postings are actively monitored for information regarding reported security flaws. Suspected flaws in software and hardware products that could compromise security are investigated thoroughly and fixes are implemented, often within a matter of hours.

  The goals of our security efforts are to prevent intruders from gaining access to our customers' email messages, passwords or financial information, to protect our server software and design information from being accessed by intruders, and to prevent malicious individuals from causing service failure or slowdown. We accomplish these goals by ensuring that our server clusters are entirely isolated from the Internet at large except for the specific services we provide, continuously monitoring the network to detect intrusion attempts, staying up to date on current security issues, and tracking abuse incidents, such as "spamming," blocking as necessary, and reporting incidents to the appropriate originating ISPs.

  Spam Blocking

  Our basic email and web-based email services include comprehensive spam prevention at no additional charge. This spam prevention is currently being used to screen messages for all of our service partners and customers.

  Our engineers have written proprietary "learning" software that automatically screens incoming messages for telltale items in message headers and subject lines. We have also developed a comprehensive database of commonly forged addresses and frequently abused domain names. Most additions to the "black list" have been reported by our end-users, who are encouraged to notify us of suspected abuse. The black list is actively reviewed to ensure that no legitimate domains or individual users are blocked from accessing the system or sending messages.

  In addition to filtering technology at the server level, our personnel monitor incoming messages 24 hours a day, seven days a week. We are part of a group of key network operators and ISPs working to develop technologies and other measures aimed at protecting users from junk email. We have representatives serving on the Coalition Against Unsolicited Commercial Email, the leading national organization lobbying for anti-spam legislation. Our Acceptable Use Policy explicitly states that partners and customers may not use our service to send unsolicited bulk email.

Customer Support

  We provide customer support 24 hours a day, seven days a week by contractual agreement. Our customer support service consists of two tiers. Tier 1 includes technical support in response to end- user inquiries. Although our customers typically provide Tier 1 support directly to their end-users, they can outsource this function to us and we can provide Tier 1 support to their end-users via email or web-based support. We also provide support information on our website.

  Tier 2 support includes technical support, provided to our ISP, web hosting, web portal and corporate customers, via toll-free access and email correspondence managed by our team of trained technical support representatives. Our technical support representatives include pooled and dedicated representatives. Pooled representatives are trained to resolve the majority of inquiries and, where necessary, to escalate and manage inquiries through to resolution. Dedicated representatives must meet stringent technical criteria, are assigned to strategic accounts and assist in identifying and qualifying new features and functionality in addition to advanced problem solving.

  In an effort to further improve customer satisfaction, we are deploying new tools designed to allow customers to track the status of their open tickets and access standard reported metrics through a secure web interface. These tools will also facilitate our ability to track recurring customer issues that will identify opportunities for service improvements. Our staff of trained technical representatives, coupled with leading edge monitoring and tracking tools allows us to successfully serve the needs of our clients.

Competition

  The market for Internet-based email service is characterized by companies that elect to develop and maintain in-house solutions and companies that seek outsourcing arrangements for their email service. For customers seeking outsourcing arrangements, we compete with email service providers, such as USA.NET, and mail.com, as well as product-based companies, such as Software.com and Lotus Development Corporation. In addition, companies such as Software.com, Microsoft, Lotus and Sun Microsystems are currently offering email products directly to ISPs, web hosting companies, web portals and corporations. These companies could potentially leverage their existing capabilities and relationships to enter the email service industry by redesigning their system architecture, pricing and marketing strategies to sell through to the entire market. In the future, ISPs, web hosting companies and outsourced application companies may broaden their service offerings to include outsourced email solutions.

  The level of competition is likely to increase as current competitors increase the sophistication of their offerings and as new participants enter the market. In the future, as we expand our service offerings, we expect to encounter increased competition in the development and delivery of these services. Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do and may enter into strategic or commercial relationships with larger, more established and well-financed companies. Certain of our competitors may be able to enter into such strategic or commercial relationships on more favorable terms. Further, certain of our competitors may offer services at or below cost. In addition, new technologies and the expansion of existing technologies may increase competitive pressures on us. Increased competition may result in reduced operating margins and loss of market share. We believe that our service solution competes favorably with that of other providers with respect to the following:

  . providing cost savings over in-house solutions by relieving customers of expenses associated with acquiring and maintaining hardware and software and the associated administrative burden;

  . providing greater functionality and access to leading technologies and protocols, which in turn enables customers to choose the protocol that best suits their end-users' needs;

  . enabling customers to maintain brand control, thereby enhancing their brand identity; and

  . facilitating scalability through an infrastructure designed to support hundreds of millions of mailboxes across millions of domains.

  However, despite our competitive positioning, we may not be able to compete successfully against current and future competitors, and competitive pressures we face could have a material adverse effect on our business, operating results and financial condition.

Intellectual Property

  We regard our copyrights, service marks, trademarks, trade secrets and similar intellectual property as critical to our success, and rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners and others to protect our proprietary rights. We have no registered trademarks or service marks to date. It may be possible for unauthorized third parties to copy certain portions of our products or reverse engineer or obtain and use information that we regard as proprietary. Certain end-user license provisions protecting against unauthorized use, copying transfer and disclosure of the licensed program may be unenforceable under the laws of certain jurisdictions and foreign countries. We have one patent pending in the United States. We do not know whether this patent will be granted or, that if granted, that the patent will not be challenged or invalidated. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States. There can be no assurance that our means of protecting our proprietary rights in the United States or abroad will be adequate or that competing companies will not independently develop similar technology.

  Other parties have asserted and may assert, from time to time, infringement claims against us. We may also be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties by us and our licensees. For example, we recently received a letter alleging that our name infringed the trade name of another company. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

  We also intend to continue to strategically license certain technology from third parties, including our web server and SSL encryption technology. In the future, if we add certificate technology to our systems, we may license additional technology from third-party vendors. We cannot be certain that these third-party content licenses will be available to us on commercially reasonable terms or that we will be able to successfully integrate the technology into our products and services. These third-party in-licenses may expose us to increased risks, including risks associated with the assimilation of new technology, the diversion of resources from the development of our own proprietary technology and our inability to generate revenues from new technology sufficient to offset associated acquisition and maintenance costs. The inability to obtain any of these licenses could result in delays in product and service development until equivalent technology can be identified, licensed and integrated. Any such delays in services could cause our business, financial condition and operating results to suffer. See "Risk Factors--We have limited protection of our intellectual property and proprietary rights."

Government Regulation

  Although there are currently few laws and regulations directly applicable to the Internet and commercial email services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or commercial email services covering issues such as user privacy, pricing, content, copyrights, distribution, antitrust and characteristics and quality of products and services. Further, the growth and development of the market for online email may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. The adoption of any additional laws or regulations may impair the growth of the Internet or commercial online services, which could, in turn, decrease the demand for our products and services and increase our cost of doing business, or otherwise have a material adverse effect on our business, operating results and financial condition. Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business or the application of existing laws and regulations to the Internet could have a material adverse effect on our business, operating results and financial condition. See "Risk Factors--We face risks associated with government regulation and legal uncertainties."

Employees

  As of March 31, 1999, we had 182 full-time employees. None of our employees is covered by collective bargaining agreements. We believe that our relations with our employees are good.

Facilities

  Our principal executive offices are located in San Francisco, California, in a 31,500 square foot facility under a lease expiring on June 30, 2002, with a five-year renewal option and a sublease expiring on March 31, 2002. We believe that our facilities will be adequate for the next 12 months. However, we may not be able to lease additional space on commercially reasonable terms or at all.

                                   MANAGEMENT

Directors and Executive Officers

  The executive officers, directors and key employees of Critical Path and their ages as of December 31, 1998 are as follows:

   Name                     Age                       Position
   ----                     ---                       --------
   Douglas T. Hickey....... 43  President, Chief Executive Officer and Director
   David C. Hayden......... 43  Chairman of the Board of Directors
   David A. Thatcher....... 43  Executive Vice President and Chief Financial Officer
   Wayne D. Correia........ 32  Chief Technology Officer
   Joseph Duncan........... 50  Vice President and Chief Information Officer
   Judie A. Hayes.......... 51  Vice President of Corporate Communications
   Carolyn J. Patterson.... 34  Vice President of Operations
   William H. Rinehart..... 34  Vice President of Sales
   Marcy Swenson........... 34  Vice President of Software Engineering
   Mari E. Tangredi........ 33  Vice President of Marketing and Strategic Planning
   Cynthia D. Whitehead.... 51  Vice President of Customer Service
   Christos M. Cotsakos.... 50  Director
   Lisa Gansky(1).......... 40  Director
   Kevin R. Harvey(1)...... 34  Director
   James A. Smith(2)....... 46  Director
   George Zachary(2)....... 33  Director

--------
(1) Member of Compensation Committee of the Board of Directors.

(2) Member of Audit Committee of the Board of Directors.

  Douglas T. Hickey has served as the President and Chief Executive Officer and a director of Critical Path since October 1998. From February 1998 to October 1998, Mr. Hickey served as Executive Vice President of Frontier Communications Corporation, a telecommunications company, and as President of Frontier GlobalCenter. From July 1996 to February 1998, Mr. Hickey served as President and CEO of GlobalCenter, Inc., a web hosting company. In February 1998, GlobalCenter was acquired by Frontier. From December 1994 to July 1996, Mr. Hickey was President of Internet services at MFS Communications, a provider of high-speed fiber-optic services. From September 1990 to November 1994, Mr. Hickey was general manager of North American sales and field operations at Ardis, a Motorola company. Mr. Hickey received a B.S. in economics from Siena College.

  David C. Hayden founded Critical Path and served as the Chairman, President and Chief Executive Officer and Secretary from its inception in February 1997 to October 1998. Mr. Hayden has served as Chairman of the Board of Directors of Critical Path since October 1998. From February 1993 to August 1996, Mr. Hayden served as Chairman, Chief Executive Officer, and co-founder of The McKinley Group, Inc., creators of Magellan, an Internet search engine. Mr. Hayden received a B.A. in political science from Stanford University.

  David A. Thatcher has served as Executive Vice President, Chief Financial Officer and Secretary of Critical Path since December 1998, and served as a director of Critical Path from May 1997 to March 1998 and from May 1998 to November 1998. From June 1998 to December 1998, Mr. Thatcher served as President and Chief Executive Officer of Geoworks Corporation, a provider of software solutions for the wireless market. Mr. Thatcher joined Geoworks Corporation in March 1997 as Vice President of Finance and Administration and Chief Financial Officer and was appointed President and Director in January 1998. From May 1996 to January 1997, Mr. Thatcher served as Vice President and Chief Financial Officer of Diba, Inc., an Internet software company, which was later acquired by Sun Microsystems, Inc. From January 1996 to May 1996, Mr. Thatcher served as Vice President and Chief Financial Officer of The McKinley Group. From March 1993 to November 1995, Mr. Thatcher served as Vice President and Chief Financial Officer of Peregrine Systems, Inc., a provider of customer support software. Mr. Thatcher received a B.S. in accounting from San Diego State University and is a CPA in California.

  Wayne D. Correia has served as the Chief Technology Officer since April 1997 and as a director of Critical Path from May 1997 to January 1999. From November 1994 to February 1997, Mr. Correia was President and founder of domainNET, an Internet strategy, engineering and services company, providing application hosting and on-demand high-speed wireless Internet connections for mediacasts and other events. In January 1992, Mr. Correia founded Collaboration Technologies, a developer of leading-edge computer telephony hardware and software and was Chief Executive Officer until May 1995. From July 1988 to October 1993, he worked in the Macintosh Software Architecture Division and Apple Developer Group at Apple Computer, Inc., a computer manufacturer.

  Joseph Duncan has served as Vice President and Chief Information Officer of Critical Path since December 1998. From December 1997 to December 1998, Mr. Duncan was founder and Chief Executive Officer of Charybdis Software, a software company. From June 1993 to November 1997, Mr. Duncan held various positions at Oracle Corporation, most recently as Senior Vice President for Groupware Systems and Object-Oriented Tools. Mr. Duncan received a B.A. in philosophy from the University of Minnesota.

  Judie A. Hayes joined Critical Path as Vice President of Corporate Communications in December 1998. From January 1997 to December 1998, Ms. Hayes served as Vice President Corporate Marketing and Communications for Frontier GlobalCenter. From March 1995 to January 1997, Ms. Hayes served as Senior Director of Corporate Communications for NETCOM On-Line Communication Services, Inc., an Internet service provider. Ms. Hayes has served as Director of Marketing Communications for MCI Data Services Division, a telecommunications company, and Director of Corporate Communications for British Telecom North America, a telecommunications company. Ms. Hayes received her bachelor's degree from University of Wisconsin-Whitewater.

  Carolyn J. Patterson has served as Vice President of Operations of Critical Path since January 1999 and as Director of Operations of Critical Path from August 1998 to January 1999. From January 1998 to July 1998, Ms. Patterson served as Manager, Strategic Alliances for Sybase Inc. From February 1997 to January 1998, Ms. Patterson served as General Manager, Data Services Operations for AT&T Corp. From June 1986 to February 1997, Ms. Patterson worked as a programmer and later in various AT&T Corp. divisions including sales, product management, customer care, finance and sales. Ms. Patterson holds a B.S.C. in decision science from Rider University and an M.B.A. from Monmouth University.

  William H. Rinehart joined Critical Path as Vice President, Sales in November 1998. From May 1997 to November 1998, Mr. Rinehart served as Senior Vice President, General Manager at Frontier GlobalCenter. From July 1996 to June 1997, Mr. Rinehart held a range of positions including Vice President, Product Development and Vice President, Sales for Genuity, a Bechtel company. He has also served as Vice President, General Manager at MFS Communications, Internet Division, from January 1995 to July 1996. From April 1993 to January 1995, Mr. Rhinehart was a Senior Account Executive at Ardis, a wireless data communications company. Mr. Rinehart received a B.S. in business administration from Ball State University.

  Marcy Swenson has served as the Vice President of Software Engineering of Critical Path since June 1997. From May 1995 to June 1997, Ms. Swenson served as Vice President of Software Development at Providence Systems. In June 1987, Ms. Swenson co-founded After Hours Software, Inc., which provides custom software solutions to Fortune 500 customers, and served as Vice President of Software and Consulting Services until May 1994. Ms. Swenson has completed advanced studies in Artificial Intelligence at Stanford University, and received a B.S. in math/computer science from UCLA.

  Mari E. Tangredi has served as Vice President, Marketing and Strategic Planning for Critical Path since February 1998. From June 1995 to November 1997, Ms. Tangredi served as the General Manager/Vice President of Electronic Commerce of Pacific Bell. From July 1986 to May 1995, Ms. Tangredi worked at AT&T Corp. as a programmer and later in various positions in sales, emerging product development and customer care, providing network products and services to Fortune 500 customers. Ms. Tangredi received a B.S. in M.I.S. from Clarkson University and an M.B.A in high technology from Northeastern University.

  Cynthia D. Whitehead has served as Vice President of Customer Service since March 1999. From May 1998 to March 1999, Ms. Whitehead was an independent information technology consultant. From 1997 to May 1998, Ms. Whitehead was Vice President of Information Technology and Chief Information Officer of SBC Communications, parent of Pacific Bell and Southwestern Bell. From 1970 to 1997, Ms. Whitehead was employed in various capacities with Pacific Telesis, most recently as Chief Information Officer and as Vice President--Technology Services Group of its Pacific Bell operating subsidiary. Ms. Whitehead received a B.A. in Psychology from Stanford University.

  Christos M. Cotsakos has served as a director of Critical Path since May 1998. Mr. Cotsakos has served as President, Chief Executive Officer and a director of E*TRADE Group, an on-line brokerage services company, since March 1996. From March 1995 to January 1996, Mr. Cotsakos served as President, Co-Chief Executive Officer, Chief Operating Officer and a director of A.C. Nielsen, Inc. From September 1993 to March 1995, he served as President and Chief Executive Officer of Nielsen International. From March 1992 to September 1993, he served as President and Chief Operating Officer of Nielsen Europe, Middle East and Africa. Mr. Cotsakos serves as a director of National Processing Company, Forte Software, Inc. and The Fourth Network Communications Network, Inc. Mr. Cotsakos received a B.A. from William Patterson College and an M.B.A. from Pepperdine University and is currently pursuing a Ph.D. in economics at the Management School, University of London.

  Lisa Gansky has served as a director of Critical Path since May 1998. Ms. Gansky has been a Principal at Trading Fours, a venture development company, since January 1997. From June 1995 to January 1997, Ms. Gansky served as Vice President of AOL, Inc., an online and Internet services company. From June 1994 to January 1995, Ms. Gansky founded and served as Chief Executive Officer of Global Network Navigator, Inc., an Internet solutions company.

  Kevin R. Harvey has served as a director of Critical Path since April 1998. Mr. Harvey has been a General Partner of Benchmark Capital, a venture capital firm, since January 1995. From July 1993 to January 1995, he served as General Manager for Lotus Development Corporation. In August 1990, Mr. Harvey founded Approach Software Corporation ("Approach"), a software company, where he served as the President and Chief Executive Officer until July 1993 when Approach was sold to Lotus Development Corporation. Prior to founding Approach, Mr. Harvey founded Styleware, a software company, which was subsequently sold to Claris Corporation. Mr. Harvey is also a director of Silicon Gaming, Inc., an entertainment and gaming technology company, and a director of several privately held companies. Mr. Harvey received a B.S.E.E. degree from Rice University, 1987.

  James A. Smith has served as a director of Critical Path since January 1999. Mr. Smith has served as the President and Chief Executive Officer of US West Dex, a provider of Internet directory and database marketing services, since October 1997. From March 1996 to October 1997, Mr. Smith served as Vice President of Local Markets for US West. From July 1992 to March 1996, Mr. Smith served as Vice President and General Manager of Mass Markets for US West. Mr. Smith received a B.A. from Willamette University and a J.D. from the University of Washington.

  George Zachary has served as a director of Critical Path since April 1998. Mr. Zachary has been a partner at Mohr, Davidow Ventures II, a venture capital firm, since January 1996. From March 1993 to December 1997, Mr. Zachary ran the consumer products business at Silicon Graphics, Inc., a computer workstation company. Since September 1986 until March 1993, Mr. Zachary has held various engineering and marketing management positions at Silicon Graphics, Inc., VPL Research, Inc., Apple Computer, Inc., Texas Instruments Incorporated and C-ATS Software Inc. Mr. Zachary received a B.S. degree from Massachusetts Institute of Technology and Massachusetts Institute of Technology Sloan School of Management.

  We have authorized seven (7) directors. All directors are elected to hold office until our next annual meeting of shareholders and until their successors have been elected. Officers are elected at the first board of directors meeting following the shareholders' meeting at which the directors are elected and serve at the discretion of the board of directors. There are no family relationships among any of our directors or executive officers.

Compensation Committee Interlocks and Insider Participation

  The Compensation Committee is responsible for determining salaries, incentives and other forms of compensation for our directors, officers and other employees and administering various incentive compensation and benefit plans. The Compensation Committee consists of two outside directors. Lisa Gansky and Kevin Harvey are currently the two outside directors on our Compensation Committee.

Director Compensation

  We reimburse each member of our board of directors for out-of-pocket expenses incurred in connection with attending board meetings. No member of our board of directors currently receives any additional cash compensation. In connection with their joining the board of directors in May 1998, directors Christos Cotsakos and Lisa Gansky each received an option to purchase 136,363 shares of common stock vesting monthly over two years at an exercise price of $0.22 per share.

Executive Compensation

  The following table summarizes all compensation earned by or paid to Critical Path's Chief Executive Officer and to each of Critical Path's four most highly compensated executive officers other than the Chief Executive Officer whose total annual salary and bonus exceeded $100,000 (collectively, the "Named Executive Officers"), for services rendered in all capacities to Critical Path during the fiscal year ended December 31, 1998.

                Summary Compensation Table for Last Fiscal Year

                                                                   Long-Term
                                                      Annual      Compensation
                                                 Compensation(1)     Awards
                                                ----------------- ------------
                                                                    Security
                                                                   Underlying
Name and Principal Position                      Salary   Bonus   Options (#)
---------------------------                     -------- -------- ------------
Douglas Hickey(2)
President and Chief Executive Officer.......... $ 51,136 $    --   2,549,374(4)
David Hayden(3)
Chairman of the Board of Directors.............  170,833  135,000  1,363,636(5)
Wayne Correia
Chief Technology Officer.......................  140,417   25,000        --
Marcy Swenson
Vice President of Software Engineering.........  127,500   40,000        --
Mari E. Tangredi
Vice President of Marketing and
 Strategic Planning............................  108,056   65,000    431,816(6)

--------
(1) Other than the salary and bonus described herein, Critical Path did not pay any executive officer named in the Summary Compensation Table any fringe benefits, perquisites or other compensation in excess of 10% of such executive officer's salary and bonus during fiscal 1998.

(2) Mr. Hickey became President and Chief Executive Officer in October 1998.

(3) Prior to October 1998, Mr. Hayden served as Critical Path's Chief Executive Officer and President as well as its Chairman.

(4) In October 1998, Mr. Hickey received two options to purchase shares of common stock (an option to purchase 478,468 and 2,070,906 shares at an exercise price of $0.84, each of which vest in equal installments over 48 months.

(5) Option to purchase 1,363,636 shares of common stock at an exercise price of $.02 per share vests as to 25% of the shares on the first anniversary of Mr. Hayden's employment with Critical Path and 1/48th each full month thereafter.

(6) Includes options to purchase 68,181, 45,454, 227,272 and 90,909 shares at exercise prices of $0.02, $0.22, $0.84 and $2.20 per share, respectively. All options vest as to 25% of the shares on the first anniversary of Ms. Tangredi's employment with Critical Path and 1/48th each full month thereafter.

                       Option Grants in Last Fiscal Year

                                                                              Potential Realizable
                                                                                Value at Assumed
                                      Percentage of                          Annual Rates of Stock
                                      Total Options                          Price Appreciation for
                                        Granted to   Exercise or                 Option Term(3)
                          Options      Employees in   Base Price  Expiration ----------------------
Name                      Granted     Fiscal Year(1) ($/Share)(2)    Date        5%         10%
----                     ---------    -------------- ------------ ---------- ---------- -----------
Douglas Hickey..........   478,468(4)      4.50%        $0.84      10/18/08  18,303,062  29,382,633
                         2,070,906(5)      19.5          0.84      10/18/08  79,219,343 127,173,963
David Hayden............ 1,363,636(6)      12.9          0.02        3/2/03  53,281,992  84,858,822
Wayne Correia...........       --           --            --            --          --          --
Marcy Swenson...........       --           --            --            --          --          --
Mari Tangredi...........    68,181(7)      0.64          0.02        3/2/08   2,664,068   4,242,891
                            45,454(7)      0.43          0.22       6/15/08   1,766,955   2,819,503
                           227,272(7)      2.14          0.84       9/29/08   8,693,943  13,956,732
                            90,909(7)      0.86          2.20      12/29/08   3,353,949   5,459,069

--------
(1) Based on options to purchase an aggregate of 10,595,453 shares of common stock granted during fiscal 1998. Under the terms of Critical Path's 1998 Stock Plan, the committee designated by the board of directors to administer the 1998 Stock Plan retains the discretion, subject to certain limitations within the 1998 Stock Plan, to modify, extend or renew outstanding options and to reprice outstanding options. Options may be repriced by canceling outstanding options and reissuing new options with an exercise price equal to the fair market value on the date of reissue, which may be lower than the original exercise price of such canceled options. See "Stock Plans."

(2) The exercise price on the date of grant was equal to 100% of the fair market value on the date of grant as determined by the board of directors.

(3) The 5% and 10% assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent Critical Path's estimate or projection of the future common stock price. There can be no assurance that any of the values reflected in the table will be achieved. Assumes a per share fair market value equal to the initial public offering price of $24.00.

(4) This incentive stock option has a 10-year term, subject to earlier termination in certain events related to termination of employment, and vests as to 1/48th of the shares per month over a four-year period. This option provides for partial acceleration of vesting upon change of control of Critical Path, and an early exercise provision.

(5) This non-statutory stock option has a 10-year term, subject to earlier termination in certain events related to termination of employment, and vests as to 1/48th of the shares per month over a four-year period. This option provides for partial acceleration of vesting upon change of control of Critical Path, and an early exercise provision. In November 1998 this option was exercised as to 1,274,687 shares.

(6) This incentive stock option has a five-year term, subject to earlier termination in certain events related to termination of employment, and vests as to 25% of the shares on the first anniversary of the vest start date, and vests ratably on a monthly basis thereafter, becoming fully vested on the fourth anniversary of the vest start date.

(7) These incentive stock options have a ten-year term, subject to earlier termination in certain events related to termination of employment, and vest as to 25% of the shares on the first anniversary of the vest start date, and vest ratably on a monthly basis thereafter, becoming fully vested on the fourth anniversary of the vest start date.

                   Aggregated Option Exercises in Last Fiscal
                     Year And Fiscal Year-End Option Values

                                                                           Value of Unexercised
                                                 Number of Unexercised         In-the-Money
                          Shares                      Options at                Options at
                         Acquired                   Fiscal Year-End         Fiscal Year-End(3)
                            on         Value   ------------------------- -------------------------
    Name                 Exercise     Realized Exercisable/Unexercisable Exercisable/Unexercisable
    ----                 ---------    -------- ------------------------- -------------------------
Douglas Hickey(1)....... 1,274,687(2)   $--           1,274,687/0          $29,521,750/--
David Hayden............       --        --         653,409/710,227        15,668,747/17,031,243
Wayne Correia...........       --        --               --                        --
Marcy Swenson...........       --        --               --                        --
Mari Tangredi...........       --        --           --/431,816                    --/9,961,311

--------
(1) Mr. Hickey's option agreements allow for early exercise subject to repurchase by Critical Path over the vesting period. A portion of the shares acquired by Mr. Hickey upon exercise of his option remain subject to vesting.

(2) Includes 9,090 shares which are held in trust for benefit of minor children.

(3) Assumes a per share fair market value equal to the initial public offering price of $24.00.

1998 Stock Plan

  Our 1998 Stock Plan was adopted by the board of directors on January 21, 1998, amended on December 15, 1998 and was amended and restated effective upon completion of our initial public offering. Our 1998 Stock Plan provides for awards or sales of shares and options (including incentive stock options ("ISOs") and nonstatutory stock options ("NSOs")). Employees, consultants and advisors of Critical Path are eligible for all awards except ISOs. Only employees are eligible for the grant of ISOs. A total of 12,288,741 shares of common stock has been reserved for issuance under our 1998 Stock Plan and this amount is increased by 5% each January 1, commencing January 1, 2000.

  Our 1998 Stock Plan is administered by our compensation committee and our non-insider option committee. Our compensation committee consists of at least two directors who are "non-employee directors," as defined in Rule 16b-3. Our non-insider option committee consists of our chief executive officer, and is authorized to grant options to persons who are not executive officers. The board of directors may amend our 1998 Stock Plan as desired without further action by Critical Path's shareholders except as required by applicable law. Our 1998 Stock Plan will continue in effect until terminated by the board or for a term of 10 years from its original adoption date, whichever is earlier.

  The consideration for each award under our 1998 Stock Plan is established by the compensation committee, but in no event will the option price for ISOs be less than 100% of the fair market value of the stock on the date of grant. Awards will have such terms and be exercisable in such manner and at such times as the compensation committee may determine. However, each ISO must expire within a period of not more than 10 years from the date of grant.

  Our 1998 Stock Plan provides that, in the event of a merger or reorganization of Critical Path, outstanding options and restricted shares shall be subject to the agreement of merger or reorganization.

  As of March 31, 1999, 13,244,465 awards had been granted under our 1998 Stock Plan. Such options have exercise prices ranging from $0.02 to $24.00 per share and a weighted average per share exercise price of $2.71. Options to purchase 2,490,057 shares have been exercised, and 1,026,125 have been cancelled.

Employee Stock Purchase Plan

  The board of directors adopted our Employee Stock Purchase Plan effective upon completion of our initial public offering. A total of 600,000 shares of common stock have been reserved for issuance under our Employee Stock Purchase Plan and this amount will be increased by 5% each January 1 commencing January 1, 2000, up to a maximum of 1,000,000 additional shares. Our Employee Stock Purchase Plan, which is intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended, is administered by the board of directors or by a committee appointed by the board. Employees (including officers and employee directors of Critical Path but excluding 5% or greater shareholders) are eligible to participate if they are customarily employed for at least 20 hours per week and for more than five months in any calendar year. Our Employee Stock Purchase Plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 15% of an employee's compensation.

  Our Employee Stock Purchase Plan is implemented in a series of overlapping
24 month participation periods. The initial participation period commenced on the effectiveness of our initial public offering and ends on April 30, 2001. Subsequent 24 month participation periods will commence on November 1, 1999 and each May 1 and November 1 thereafter. Purchases will occur on each April 30 and October 31 (the "purchase dates") during each participation period, excluding April 30, 1999. If on any purchase date during a participation period the fair market value of a share of common stock is less than the fair market value on the commencement of the participation period, the participation period shall be terminated immediately following such purchase date. The employees who had enrolled in the terminated participation period shall automatically be enrolled in the participation period commencing on the day after the purchase date.

  The purchase price of the common stock under our Employee Stock Purchase Plan will be equal to 85% of the fair market value per share of common stock on either the start date of the participation period or on the purchase date, whichever is less. Employees may end their participation in an participation period at any time during that period, and participation ends automatically on termination of employment with Critical Path. In the event of a proposed dissolution or liquidation of Critical Path, the offering periods terminate immediately prior to the consummation of the proposed action, unless otherwise provided by the board. If there is a proposed sale of all or substantially all of Critical Path's assets or the merger of Critical Path with or into another corporation, then the offering period in progress will be shortened and a new exercise date will be set that is before the sale or merger. The offering period in progress shall end on the new exercise date. Each participant shall be notified at least ten business days prior to the new exercise date, and unless such participant ends his or her participation, the option will be exercised automatically on the new exercise date.

401(k) Plan

  Critical Path has established a tax-qualified employee savings and retirement plan (the "401(k) Plan") for which all of Critical Path's employees are eligible except for employees subject to a collective bargaining agreement and nonresident aliens with no U.S. source income. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation by up to the lower of 15% or the statutorily prescribed limit and have the amount of such reduction contributed to the 401(k) Plan. The 401(k) Plan permits additional discretionary matching contributions by Critical Path. To date, Critical Path has made no such matching contributions. The 401(k) Plan is intended to qualify under

Section 401 of the Internal Revenue Code of 1986, as amended, so that contributions by employees or by Critical Path to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by Critical Path, if any, will be deductible by Critical Path when made.

Employment Agreement and Change in Control Arrangements

  Critical Path does not currently have any employment contracts in effect with any of the Named Executive Officers other than Douglas T. Hickey, its President, Chief Executive Officer and director.

  Critical Path and Mr. Hickey are parties to a letter agreement dated October 1, 1998 governing his employment with Critical Path. The agreement sets forth Mr. Hickey's compensation level and eligibility for salary increases, bonuses, benefits and option grants under the 1998 Stock Plan. The agreement provides for accelerated vesting of a portion of Mr. Hickey's options in the event of a change of control. Mr. Hickey also received a loan in the amount of $500,000, bearing interest at the applicable federal rate. The loan will be due on the earlier of five years or 30 days following termination of his employment and is non-recourse unless Mr. Hickey terminates his employment voluntarily. Mr. Hickey's employment under the letter agreement is at-will and may be terminated by Critical Path or Mr. Hickey at any time, with or without cause and with or without notice.

Limitation of Liability and Indemnification Matters

  Critical Path's articles of incorporation limit the liability of directors to the maximum extent permitted by California law. This limitation of liability is subject to exceptions including intentional misconduct, obtaining an improper personal benefit and abdication or reckless disregard of director duties. Critical Path's articles of incorporation and bylaws provide that Critical Path may indemnify its directors, officers, employees and other agents to the fullest extent permitted by law. Critical Path's bylaws also permit it to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit indemnification.

  Critical Path has entered into agreements to indemnify its directors and executive officers, in addition to indemnification provided for in Critical Path's bylaws. These agreements, among other things, provide for indemnification of Critical Path's directors and executive officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Critical Path, arising out of such person's services as a director or executive officer of Critical Path, any subsidiary of Critical Path or any other company or enterprise to which the person provides services at the request of Critical Path. Critical Path believes that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

                              CERTAIN TRANSACTIONS

Transactions with Management and Others

  In 1997, Critical Path sold 2,272,727 shares of common stock to David Hayden, the founder and Chairman of the Board of Critical Path at a purchase price of $0.01 per share. Critical Path has also entered into a stock option agreement with Mr. Hayden pursuant to which it granted options to purchase 1,363,636 shares of common stock to Mr. Hayden at a purchase price of $0.02. These options vest over a four-year period, with a portion vesting in the event of a merger, reorganization or similar change in the voting control of Critical Path.

  In October 1998, Critical Path entered into a stock option agreement with Mr. Hickey pursuant to which it granted incentive stock options to purchase 478,468 shares of common stock to Mr. Hickey at a purchase price of $0.84. Also in October 1998, Critical Path entered into a stock option agreement with Mr. Hickey pursuant to which it granted non-statutory stock options to purchase 2,070,906 shares of common stock to Mr. Hickey at a purchase price of $0.84. These options vest over a four-year period, with a portion vesting in the event of a merger, reorganization or similar change in the voting control of Critical Path.

  During 1998, Critical Path entered into four stock option agreements with Mari Tangredi pursuant to which it granted incentive stock options to purchase an aggregate of 431,816 shares of common stock to Ms. Tangredi at purchase prices of between $0.02 and $2.20. These options vest over a four-year period.

  In May 1998, Critical Path entered into a stock option agreement with Mr. Cotsakos pursuant to which it granted a non-statutory stock option to purchase 136,363 shares of common stock to Mr. Cotsakos at a purchase price of $0.22. This option vests over a two-year period.

  In May 1998, Critical Path entered into a stock option agreement with Lisa Gansky pursuant to which it granted a non-statutory stock option to purchase 136,363 shares of common stock to Ms. Gansky at a purchase price of $0.22. This option vests over a two-year period.

  Between April 1998 and January 1999, Critical Path sold and issued 19,603,712 shares of its preferred stock for an aggregate consideration of $38,433,214. Critical Path sold 12,707,851 shares of Series A Preferred Stock in April 1998 at a sale price of $0.72 per share. In addition, 31,870 shares of Series A Preferred Stock were purchased at a sale price of $0.72 per share pursuant to the exercise of warrants. Critical Path sold an aggregate of 6,863,991 shares of Series B Preferred Stock in September 1998 and January 1999 at a sale price of $4.26 per share. Each share of Series A Preferred Stock and Series B Preferred Stock converted into one share of common stock upon the closing of Critical Path's initial public offering.

  The following table summarizes purchases, valued in excess of $60,000, of shares of preferred stock and of common stock by directors, executive officers and 5% shareholders of Critical Path:

                                                                        Common
                                                                         stock
                                                                       ---------
Directors and Executive Officers
Douglas Hickey........................................................ 1,256,504
The Cotsakos Revocable Trust, UAD 9/3/87..............................   176,248
David Hayden.......................................................... 2,423,831
Lisa Gansky...........................................................   242,236
5% Shareholders
E*TRADE Group, Inc.................................................... 3,865,876
U S WEST Data Investments, Inc........................................ 2,404,827
Mohr, Davidow Ventures V, L.P......................................... 4,565,282
Benchmark Capital Partners II, L.P.................................... 4,565,282
CMG@Ventures II, L.L.C................................................ 1,737,751

  In December 1998, Critical Path entered into an agreement with US West pursuant to which Critical Path agreed to provide email services and certain related development services to US West. In exchange for such services, US West, through the use of its sales channels, will provide Critical Path assistance in selling advertising for the email sites of certain customers of Critical Path. The agreement also provides for the joint development of certain services and features from time to time.

Certain Business Relationships

  In April 1998, Critical Path entered into an agreement with E*TRADE pursuant to which each party will include the other party in certain advertising campaigns, including E*TRADE's international and strategic partner relationships. Critical Path will also provide email services to users of E*TRADE's Internet access services. In addition, under the terms of the agreement, Critical Path agreed to develop certain features for its email services which Critical Path may make available to other customers in addition to E*TRADE. E*TRADE accounted for approximately 62% of our revenues in 1998. Christos Cotsakos, the Chief Executive Officer of E*TRADE is a director of Critical Path. Mr. Cotsakos is the trustee of The Cotsakos Revocable Trust, UAD 9/3/87.

  The shares held by Mohr, Davidow Ventures V, L.P. include 4,245,713 shares held by it and 319,570 shares held by Mohr, Davidow Ventures V, L.P. as nominee for MDV Entrepreneurs' Network Fund II (A), L.P. and MDV Entrepreneurs' Network Fund II (B), L.P. George Zachary, a member of Mohr, Davidow Ventures V, L.P., is a director of Critical Path.

  The shares held by Benchmark Capital Partners II, L.P. are held by it as nominee for Benchmark Capital Partners II, L.P., Benchmark Founders' Fund II, L.P., Benchmark Founders Fund II-A, L.P. and Benchmark Members' Fund II, L.P. Kevin Harvey, a managing member of Benchmark Capital Partners II, L.P., is a director of Critical Path.

Indebtedness of Management

  In November 1998, Critical Path loaned Douglas Hickey, the Chief Executive Officer of Critical Path, $500,000 pursuant to a five-year promissory note bearing interest at the rate of 4.51% (the applicable federal rate) per annum. In November 1998, Mr. Hickey exercised an option to purchase 1,274,687 shares of common stock by execution of a five-year promissory note in the principal amount of $1,065,638.94 bearing interest of 4.51% annually.

  In January 1999, Critical Path loaned William Rinehart $65,000 pursuant to a promissory note bearing interest at the rate of 4.64% per annum. Mr. Rinehart is an executive officer of Critical Path.

  Critical Path believes that the foregoing transactions were in its best interests. It is Critical Path's current policy that all transactions by Critical Path with officers, directors, 5 percent shareholders and their affiliates will be entered into only if such transactions are approved by a majority of the disinterested independent directors, are on terms no less favorable to Critical Path than could be obtained from unaffiliated parties and are reasonably expected to benefit Critical Path.

  For information concerning indemnification of directors and officers, see "Management--Limitation of Liability and Indemnification Matters."

                             PRINCIPAL SHAREHOLDERS

  The following table sets forth certain information regarding beneficial ownership of common stock as of May 26, 1999 by:

  . each person or entity known to Critical Path to own beneficially more than 5% of Critical Path's common stock;

  . each of Critical Path's directors;

  . each of Critical Path's Named Executive Officers;

  . all executive officers and directors as a group; and

  . the selling shareholders.

                                      Shares                        Shares
                                Beneficially Owned            Beneficially Owned
                                Prior to Offering  Number of  After Offering(2)
Name and Address of Beneficial  ------------------   Shares   ------------------
Owner(1)                          Number   Percent Offered(2)   Number   Percent
------------------------------  ---------- ------- ---------- ---------- -------
Benchmark Capital Partners II,
 L.P.(3)
 2480 Sand Hill Road
 Menlo Park, CA 94025.........   4,565,283  13.0%   107,933    4,457,350  11.7%
Mohr, Davidow Ventures V,
 L.P.(4)
 2775 Sand Hill Road, Suite
 240
 Menlo Park, CA 94025.........   4,565,283  13.0    107,933    4,457,350  11.7
E*TRADE Group, Inc.
 Four Embarcadero
 2400 Geng Road
 Palo Alto, CA 94306..........   3,865,877  11.0     91,388    3,774,489   9.9
U S WEST Data Investments,
 Inc.
 1999 Broadway, Suite 500
 Denver, CO 80202.............   2,404,827   6.8     56,855    2,347,972   6.2
CMG@Ventures II, L.L.C.
 2420 Sand Hill Road
 Menlo Park, CA 94025.........   1,737,752   4.9     41,084    1,696,668   4.5
Douglas T. Hickey(5)..........   1,326,280   3.7    120,000    1,206,280   3.2
David Hayden(6)...............   3,219,285   9.2    120,000    3,099,285   8.1
David A. Thatcher(7)..........     232,737     *     60,000      172,737     *
Wayne Correia.................   2,500,000   7.1     60,000    2,440,000   6.4
Marcy Swenson.................   1,113,636   3.2     60,000    1,053,636   2.8
Mari Tangredi(8)..............     106,533     *     30,000       76,533     *
Joseph Duncan(9)..............      47,348     *     25,000       22,348     *
William H. Rinehart(10).......      56,818     *     25,000       31,818     *
Christos M. Cotsakos(11)......   4,042,125  11.5     95,565    3,946,560  10.4
Lisa Gansky(12)...............     242,236     *      5,727      236,509     *
Kevin R. Harvey(13)...........   4,565,283  13.0    107,933    4,457,350  11.7
James A. Smith(14)............   2,404,827   6.8     56,855    2,347,972   6.2
George Zachary(15)............   4,565,283  13.0    107,933    4,457,350  11.7
Softbank Technology Ventures..     692,905   2.0     16,382      676,523   1.8
Network Solutions, Inc........     514,711   1.5     12,169      502,542   1.3
Other selling shareholders....   2,591,166   7.4     56,352    2,534,814   6.7
All directors and executive
 officers
 as a group (13 persons)(16)..  24,422,391  67.6    874,013   23,548,378  60.2

--------
 *Less than 1%.

 (1) Unless otherwise indicated, the address for the following shareholders is c/o Critical Path, Inc., 320 1st Street, San Francisco, California 94105.

 (2) Assumes no exercise of the underwriters' over-allotment option. If the underwriters exercise their over-allotment option in full, each of the selling shareholders will sell their pro rata share of these additional shares. Applicable percentage ownership is based on 35,124,532 shares of common stock outstanding as of May 26, 1999 and 38,124,532 shares outstanding immediately following completion of this offering. Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of March 31, 1999 are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each shareholder named in the table has sole voting and investment power with respect to the shares set forth opposite such shareholder's name.

 (3) Consists of shares held by Benchmark Capital Partners II, L.P. as nominee for Benchmark Capital Partners II, L.P., Benchmark Founders Fund II, L.P., Benchmark Founders Fund II-A, L.P. and Benchmark Members' Fund II, L.P.

 (4) Includes 4,245,713 shares held by Mohr, Davidow Ventures V, L.P. and 319,570 shares held by Mohr, Davidow Ventures V, L.P. as nominee from MDV Entrepreneurs' Network Fund II (A), L.P. and MDV Entrepreneurs' Network Fund II (B), L.P.

 (5) Includes 972,680 shares subject to Critical Path's right of repurchase as of May 30, 1999. Also includes 18,181 shares held in the name of Mr. Hickey's minor children's name and 69,776 shares subject to options exercisable within 60 days after March 31, 1999.

 (6) Includes 795,454 shares subject to options exercisable within 60 days after March 31, 1999.

 (7) Includes 68,181 shares of common stock subject to Critical Path's right of repurchase as of May 30, 1999. Also includes 60,011 shares subject to options exercisable within 60 days after March 31, 1999.

 (8) Includes 14,206 shares subject to options exercisable within 60 days after March 31, 1999.

 (9) Consists of 47,348 shares subject to options exercisable within 60 days after March 31, 1999.

(10) Includes 18,940 shares subject to options exercisable within 60 days after March 31, 1999.

(11) Includes 176,248 shares held by The Cotsakos Revocable Trust, UAD 9/3/87 of which Mr. Cotsakos is the trustee, including 68,181 shares of common stock subject to Critical Path's right of repurchase as of May 30, 1999. Also includes 3,865,877 shares held by E*TRADE Group, of which Mr. Cotsakos is the President and Chief Executive Officer. Mr. Cotsakos disclaims beneficial ownership of all shares held by E*TRADE Group, except to the extent of his pecuniary interest therein.

(12) Includes 68,181 shares subject to Critical Path's right of repurchase as of May 30, 1999.

(13) Consists of shares held by Benchmark Capital Partners II, L.P., of which Mr. Harvey is a managing partner. Mr. Harvey disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.

(14) Consists of shares held by U S WEST Data Investments, Inc., a subsidiary of U S WEST. Mr. Smith is the President and Chief Executive Officer of U S WEST Dex, also a subsidiary of U S WEST. Mr. Smith disclaims beneficial ownership of all shares held by U S WEST Data Investments, Inc., except to the extent of his pecuniary interest therein.

(15) Consists of shares held by Mohr, Davidow Ventures V, L.P., of which Mr. Zachary is a member. Mr. Zachary disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.

(16) Includes 1,005,734 shares subject to options exercisable within 60 days after March 31, 1999. Of the total shares, 1,177,223 shares are subject to Critical Path's right of repurchase as of May 30, 1999.

                          DESCRIPTION OF CAPITAL STOCK

  Our authorized capital stock consists of 150,000,000 shares of common stock, par value $0.001 and 5,000,000 shares of preferred stock, par value $0.001. The following summary of certain provisions of our common stock, preferred stock, amended and restated articles of incorporation and bylaws is qualified in its entirety by reference to our amended and restated articles of incorporation and bylaws, which have been filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

  As of May 26, 1999, there were 35,124,532 shares of common stock outstanding, held by approximately 106 shareholders of record.

  Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders, including the election of directors, and do not have cumulative voting rights. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor. See "Dividend Policy." Upon a liquidation, dissolution or winding up of Critical Path, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all debts and other liabilities of Critical Path, subject to the prior rights of any preferred stock then outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock. All outstanding shares of common stock are, and the common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

  Our board of directors has the authority, without further action by the shareholders, to issue from time to time the preferred stock in one or more series and to fix the number of shares, designations, preferences, powers and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and purchase funds and other matters. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or affect adversely the rights and powers, including voting rights, of the holders of common stock, and may have the effect of delaying, deferring or preventing a change in control of Critical Path. We currently do not plan to issue any shares of preferred stock.

Registration Rights

  The holders of 25,641,180 shares of common stock have the right to cause us to register their shares of common stock, as follows:

  . Demand Registration Rights: After September 25, 1999, the holders can send a written request to Critical Path to register their shares with respect to all or a part of their registrable securities having an aggregate proceeds, net of underwriting discounts and expenses, exceeding $12,500,000 and an initial offering price of at least $2.88 per share (as adjusted for splits or the like). The initial offering price of $2.88 per share is equal to four times the price per share of the Series A Preferred Stock, which was $0.72. The $12,500,000 aggregate proceeds threshold was negotiated as part of the Series A Preferred Stock financing.

  . Piggyback Registration Rights: The holders can request to have their shares registered anytime Critical Path is filing a registration statement to register any of our securities for our own account. Such registration opportunities are unlimited but the number of shares that can be registered may be eliminated entirely or cut back in certain situations by the underwriters.

  . S-3 Registration Rights: The holders of at least 20% of the registrable securities can request Critical Path to register their shares if Critical Path is eligible to use Form S-3 and if the aggregate price of the shares to the public is at least $1,000,000. The Form S-3 registration opportunities are not limited.

  All of the holders of registrable securities may sell their shares pursuant to Rule 144 after September 25, 1999, with the exception of 3,227,252 shares held by holders who purchased these shares in the second closing of the Series B financing. All of these shares will be eligible for resale under Rule 144 after January 2000.

  The registration rights terminate the earlier of 5 years following the closing of our initial public offering or when Rule 144 becomes available for the sale of all of the registrable shares during any 90 day period.

Antitakeover Effects of Provisions of Articles of Incorporation and Bylaws

  Our articles of incorporation and bylaws authorize us to indemnify our current and former directors, officers, employees or agents to the fullest extent permitted by law. Our articles of incorporation eliminate a director's liability for monetary damages to the fullest extent permitted by the California Corporations Code. We believe that these provisions will assist us in attracting or retaining qualified individuals to serve as directors and officers.

  Articles of Incorporation

  Under our articles of incorporation, the board of directors has the power to authorize the issuance of up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without further vote or action by the shareholders. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, may delay, defer or prevent a change in control of Critical Path, may discourage bids for the common stock at a premium over the market price of the common stock and may adversely affect the market price of and the voting and other rights of the holders of the common stock. These provisions are intended to:

  . enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors,

  . discourage certain types of transactions that may involve an actual or threatened change of control of Critical Path,

  . reduce the vulnerability of Critical Path to an unsolicited acquisition proposal, and

  . discourage certain tactics that may be used in proxy fights.

  These provisions, however, could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management.

  Our articles of incorporation provide that our bylaws may be repealed or amended only by a two-thirds vote of the board of directors or a two-thirds shareholder vote and that all shareholder action be taken at a shareholders' meeting. These provisions of the articles of incorporation may only be amended or repealed by the holders of at least two-thirds of the voting power of all the then-outstanding shares of stock entitled to vote generally for the election of directors voting together as a single class.

  Bylaws

  Our bylaws provide for a board that consists of a range of authorized directors from four to seven, which exact number can be set and amended from time to time by our board. The directors will be elected at the annual meeting of shareholders or any special meeting of shareholders and each director so elected will hold office until the next annual meeting or until his successor is duly elected and qualified or until his earlier resignation or removal. The shareholders may not cumulate their votes in the election of directors when we become a listed company under Section 301.5(d) of the California Corporations Code. Unless otherwise restricted by statute, our articles of incorporation or our bylaws, any director or the entire board may be removed, with or without cause, by the holders of at least two-thirds of the shares entitled to vote at an election of directors. Vacancies may be filled by a majority of the directors then in office or by a sole remaining director.

  Special meetings of shareholders may be called by the board of directors, the chairman of the board, the chief executive officer and president, or by the holders of shares entitled to cast no less than 10% of the votes at the meeting. The notice of any special meeting must specify the general nature of the business to be transacted and no other business may be transacted at such meeting.

  The bylaws may be amended or repealed by the affirmative vote of two-thirds of the outstanding shares entitled to vote or by the board of directors. The provisions described above, together with the ability of the board of directors to issue preferred stock as described above, may deter a hostile takeover or delay a change in control or management of Critical Path. See "Risk Factors-- Our articles of incorporation and bylaws contain provisions which could delay or prevent a change of control."

  Transactions Involving Interested Parties Under California Law

  Section 1203 of the California Corporations Code requires delivery of a report of an independent appraiser to shareholders in certain reorganizations, tender offers and cash-for-asset sales proposed by an interested party. The report must include an opinion as to the fairness of the consideration. An interested party is a person who indirectly or directly controls the subject corporation, is directly or indirectly controlled by an officer or director of the subject corporation or is an entity in which a material financial interest is held by any director or executive officer of the corporation.

Transfer Agent and Registrar

  The transfer agent and registrar for our common stock is American Securities Transfer & Trust.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, we will have 38,124,532 shares of common stock outstanding based on 35,124,532 shares outstanding at May 26, 1999. The 4,000,000 shares of common stock being sold hereby will be freely tradable, other than by our "affiliates" as such term is defined in the Securities Act, without restriction or registration under the Securities Act. Approximately
28.9 million shares of our common stock were issued and sold by us in private transactions and are restricted shares. These shares are eligible for public sale if registered under the Securities Act or sold in accordance with Rules 144 or 701 under the Securities Act.

  All restricted shares are subject to lock-up agreements with the underwriters under which the holders of the restricted shares have agreed they will not sell any common stock owned by them without the prior written consent of the representatives of the underwriters until September 25, 1999.

  The following table indicates approximately when the shares of our common stock that are not being sold in the offering but which will be outstanding after the offering is completed will be eligible for sale into the public market.

         Eligibility for Resale into Public Market of Restricted Shares

                Time                                          Number of Shares
                ----                                          ----------------
      Effective Date                                                      0
      After September 25, 1999                                   26,581,565

  The remaining shares of our common stock, including 3,227,252 shares of common stock issued upon conversion of the Series B Preferred Stock that we issued in January 1999, will be eligible for sale into the public market at various times after the expiration of one-year holding periods. Most of the restricted shares that will be available for public resale after September 25, 1999 will be subject to volume and other resale restrictions pursuant to Rule 144 because the holders are affiliates of Critical Path.

  Subject to limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisers prior to the closing of this offering, pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the SEC has indicated that Rule 701 will apply to stock options granted by us before this offering, along with the shares acquired upon exercise of these options. Securities issued in reliance on Rule 701 are deemed to be restricted shares and, beginning 90 days after the date of this prospectus, unless subject to the contractual restrictions described above, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its two-year minimum holding period requirements.

  In general, under Rule 144 as currently in effect, beginning June 27, 1999, a person deemed to be our affiliate, or a person holding restricted shares who beneficially owns shares that were not acquired from us or our affiliate within the previous two years, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  . 1% of the then outstanding shares of common stock, approximately 381,245 shares immediately after this offering, or

  . the average weekly trading volume of the common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

  Sales under Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about us. However, if a person (or persons whose shares are aggregated) is not deemed to have been our affiliate at any time during the 90 days immediately preceding the sale, he or she may sell his or her restricted shares under Rule 144(k) without regard to the limitations described above if at least three years have elapsed since the later of the date the shares were acquired from us or from our affiliate. The foregoing is a summary of Rule 144 and is not intended to be a complete description of it.

  We intend to file a registration statement under the Securities Act covering approximately 12,288,741 shares of common stock reserved for issuance under the 1998 Stock Plan. This registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing. Shares registered under this registration statement will be available for sale in the open market, unless the shares are subject to vesting restrictions with us or the contractual restrictions described above.

  We also intend to register an aggregate of 600,000 shares of common stock reserved for issuance under our 1999 Employee Stock Purchase Plan.

                                  UNDERWRITING

  The underwriters named below, acting through their representatives, BancBoston Robertson Stephens Inc., Hambrecht & Quist LLC, Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, and FAC/Equities, a division of First Albany Corporation, have severally agreed with Critical Path, subject to the terms and conditions set forth in the underwriting agreement, to purchase from Critical Path and the selling shareholders the number of shares of common stock set forth opposite their names below. The underwriters are committed to purchase and pay for all such shares if any are purchased.

                                                                        Number
                                Underwriter                            of Shares
                                -----------                            ---------
      BancBoston Robertson Stephens Inc...............................
      Hambrecht & Quist LLC...........................................
      Dain Rauscher Wessels...........................................
      First Albany Corporation........................................
                                                                       ---------
        Total......................................................... 4,000,000
                                                                       =========

  The underwriters' representatives have advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain
dealers at such price less a concession of not in excess of $     per share, of
which $     may be reallowed to other dealers. After the public offering, the public offering price, concession, and reallowance to dealers may be reduced by the underwriters' representatives. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

  E*OFFERING is facilitating the distribution of shares sold in the offering over the Internet.

  The selling shareholders have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 600,000 additional shares of common stock at the same price per share as will be paid for the 4,000,000 shares that the underwriters have agreed to purchase. To the extent that the underwriters exercise such option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares of common stock to be purchased by it shown in the above table represents as a percentage of the 4,000,000 shares offered hereby. If purchased, such additional shares will be sold by the underwriters on the same terms as those on which the 4,000,000 shares are being sold.

  Because E*TRADE Group, an affiliate of E*OFFERING, holds more than 10% of our common stock, E*TRADE Group may be deemed to have a conflict of interest with us. Consequently, the offering will be conducted in accordance with Conduct Rule 2720 of the National Association of Securities Dealers, Inc., which requires that the public offering price of any equity security be no higher than the price recommended by a qualified independent underwriter that has participated in the preparation of the registration statement and performed its usual standards of due diligence with respect to the registration statement. BancBoston Robertson Stephens Inc. has agreed to act as qualified independent underwriter with respect to the offering, and the public offering price of the common stock will be no higher than that recommended by BancBoston Robertson Stephens Inc.

  The underwriting agreement contains covenants of indemnity among the underwriters, the selling shareholders and us against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

  Our directors, officers and certain of our other shareholders have each agreed that, without the prior written consent of BancBoston Robertson Stephens Inc. on behalf of the underwriters, until September 25, 1999, they will not, directly or indirectly:

  . Offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (whether such shares or any such securities are then owned by such person or are thereafter acquired directly from us); or

  . Enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

  The restrictions described in the previous paragraph do not apply to

  . the sale to the underwriters of the shares of common stock under the underwriting agreement;

  . the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus which is described in the prospectus;

  . transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares of common stock; or

  . issuances of shares of common stock or options to purchase shares of common stock pursuant to our employee benefit plans as in existence on the date of the prospectus and consistent with past practices.

  The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

Stabilization Disclosure

  The underwriters' representatives have advised us that, pursuant to Regulation M under the Securities Act, certain persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids which may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for the purchase of the common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the underwriters' representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by such underwriter or syndicate member is purchased by the underwriters' representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The underwriters' representatives have advised us that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

Regulation M/Passive Market Disclosure

  In connection with this offering, certain underwriters and selling group members (if any) who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act, as amended, during the business day prior to the pricing of the offering before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid of such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

  Prior Transactions

  In September 1998 and January 1999, Hambrecht & Quist LLC acted as the placement agent for a private placement of Critical Path's Series B Preferred Stock. As compensation for its services as placement agent, Hambrecht & Quist LLC received a cash fee of approximately $1.0 million and warrants to purchase an aggregate of 121,654 shares of common stock at an exercise price of $4.26 per share, the same price per share paid by all investors who participated in the private placement. Some entities affiliated with Hambrecht & Quist LLC also invested in the private placement, purchasing an aggregate of 351,942 shares of common stock on the same terms and conditions as the other investors in the private placement, including price per share. In addition, certain affiliates of E*TRADE Group invested in the private placement, purchasing an aggregate of 82,120 shares of common stock also on the same terms and conditions. Of the foregoing securities, the NASD has deemed as underwriters' compensation 184,300 shares of common stock and a warrant to purchase an additional 51,364 shares of common stock held by Hambrecht & Quist LLC and its affiliates, and 82,120 shares of common stock held by affiliates of E*TRADE Group.

  Prior to the closing of our initial public offering, Hambrecht & Quist LLC exercised each of the warrants described above. In addition, Hambrecht & Quist LLC and persons associated with it entered into written agreements with Critical Path, whereby Hambrecht & Quist LLC and these associated persons agreed that, for a period of three years from the effective date of the registration statement, they will not sell, transfer, assign, pledge or hypothecate any of the shares of common stock purchased by them in the private placement that are deemed to be underwriting compensation or any shares of Critical Path's common stock received upon conversion of any of these shares of common stock. Hambrecht & Quist LLC also sold back to Critical Path at $4.26 per share an aggregate of 53,293 shares held by Hambrecht & Quist LLC or its affiliates. The $4.26 per share price was equal to the price at which the shares were originally sold to Hambrecht & Quist LLC and its affiliates.

  Prior to the closing of this offering, the affiliates of E*TRADE Group who hold the 82,120 shares of common stock purchased on January 1999 have agreed that for a period of one year from the effective date of this offering, they will not sell, transfer, assign, pledge or hypothecate any of the shares of common stock purchased by them in the private placement that are deemed to be underwriting compensation.

  In February 1999, BancBoston Robertson Stephens made a $2,000,000 loan to David C. Hayden, our Chairman, pursuant to a promissory note bearing interest at prime plus .25% per annum for the purchase of a personal residence. In May 1999, BancBoston Robertson Stephens Inc. made a $3,000,000 margin loan to Mr. Hayden, pursuant to a margin loan agreement, which was secured by Mr. Hayden's shares of our common stock.

                                 LEGAL MATTERS

  Certain legal matters with respect to the validity of the common stock offered hereby are being passed upon for Critical Path by Wilson Sonsini Goodrich & Rosati, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cooley Godward LLP, San Francisco, California.

                                    EXPERTS

  The consolidated financial statements of Critical Path, Inc. as of December 31, 1997 and 1998 and for the period from February 19, 1997 (Inception) through December 31, 1997 and for the year ended December 31, 1998 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

  Ernst & Young LLP, independent auditors, have audited Fabrik Communications, Inc.'s consolidated financial statements at September 30, 1997 and 1998 and for the years ended September 30, 1997 and 1998, as set forth in their report, included in this prospectus and registration statement. Fabrik Communications, Inc.'s consolidated financial statements are included in this prospectus and registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

  We have filed with the SEC a registration statement on Form S-1 with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to Critical Path and the common stock, reference is made to the registration statement and the exhibits and schedules thereto. Critical Path is subject to the information and periodic reporting requirements of the Securities Exchange Act and, in accordance therewith, files periodic reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room in Washington, DC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's website at http://www.sec.gov.

                              CRITICAL PATH, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
CRITICAL PATH, INC. CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Accountants..........................................  F-2

Consolidated Balance Sheet.................................................  F-3

Consolidated Statement of Operations.......................................  F-4

Consolidated Statement of Shareholders' Equity (Deficit)...................  F-5

Consolidated Statement of Cash Flows.......................................  F-6

Notes to Consolidated Financial Statements.................................  F-7

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Overview................................................................... F-22

Pro Forma Condensed Consolidated Balance Sheet............................. F-23

Pro Forma Condensed Consolidated Statement of Operations................... F-24

Notes to Pro Forma Condensed Consolidated Financial Information............ F-25

FABRIK COMMUNICATIONS, INC. FINANCIAL STATEMENTS

Report of Independent Accountants.......................................... F-26

Balance Sheet.............................................................. F-27

Statement of Operations.................................................... F-28

Statement of Shareholders' Equity.......................................... F-29

Statement of Cash Flows.................................................... F-30

Notes to Financial Statements.............................................. F-31

                       Report of Independent Accountants

To the Board of Directors and Shareholders of Critical Path, Inc.

  In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of shareholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Critical Path, Inc. and its subsidiary at December 31, 1997 and 1998, and the results of their operations and their cash flows for the period from February 19, 1997 (Inception) to December 31, 1997 and the year ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

San Jose, California
January 28, 1999, except
for Note 9, which is as of March 26, 1999

                              CRITICAL PATH, INC.

                           CONSOLIDATED BALANCE SHEET
                    (in thousands, except per share amounts)

                                                   December 31,      March 31,
                                                 -----------------  -----------
                                                  1997      1998       1999
                                                 -------  --------  -----------
                                                                    (Unaudited)
                     ASSETS
Current assets:
  Cash and cash equivalents..................... $     1  $ 14,791   $  22,506
  Restricted cash...............................      --       325         325
  Accounts receivable, net......................      --       121         512
  Other current assets..........................       4       138         654
                                                 -------  --------   ---------
    Total current assets........................       5    15,375      23.997
Notes receivable from officers..................      --       500         670
Property and equipment, net.....................     501     4,687       7,794
Other assets....................................      44       101         220
                                                 -------  --------   ---------
                                                 $   550  $ 20,663   $  32,681
                                                 =======  ========   =========
         LIABILITIES AND SHAREHOLDERS'
                EQUITY (DEFICIT)
Current liabilities:
  Accounts payable.............................. $   593  $    423   $   2,350
  Accrued expenses..............................      34       426         259
  Deferred revenue..............................      --       500          --
  Convertible promissory notes payable..........     420        --          --
  Convertible promissory notes payable--related
   party........................................     427        --          --
  Capital lease obligations, current............      55     1,502       2,537
                                                 -------  --------   ---------
    Total current liabilities...................   1,529     2,851       5,146
Capital lease obligations, long-term............      42     2,454       4,095
                                                 -------  --------   ---------
                                                   1,571     5,305       9,241
                                                 -------  --------   ---------
Commitments (Note 6)
Shareholders' equity (deficit):
  Series A Convertible Preferred Stock, $0.001
   par value; 13,288 shares authorized, 12,725
   shares issued and outstanding................      --        13          --
  Series B Convertible Preferred Stock, $0.001
   par value; 10,000 shares authorized, 3,637
   shares issued and outstanding................      --         4          --
  Common Stock, $0.001 par value; 38,636, 38,636
   and 150,000 (unaudited) shares authorized;
   2,394, 8,294 and 34,309 (unaudited) shares
   issued and outstanding ......................       2         8          34
  Additional paid-in capital....................      51    46,390     306,629
  Stock subscriptions receivable................      --        --    (100,440)
  Notes receivable from shareholders............      --    (1,151)     (1,180)
  Unearned compensation.........................      --   (17,371)   (151,474)
  Accumulated deficit...........................  (1,074)  (12,535)    (30,129)
                                                 -------  --------   ---------
    Total shareholders' equity (deficit)........  (1,021)   15,358      23,440
                                                 -------  --------   ---------
                                                 $   550  $ 20,663   $  32,681
                                                 =======  ========   =========

  The accompanying notes are an integral part of these consolidated financial statements.

                              CRITICAL PATH, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS
                    (in thousands, except per share amounts)

                                  Period from
                                  February 19,
                                      1997                     Three Months
                                 (Inception) to  Year Ended  Ended March 31,
                                  December 31,  December 31, -----------------
                                      1997          1998      1998      1999
                                 -------------- ------------ -------  --------
                                                               (unaudited)
Net revenues (1)................    $    --       $    897   $    70  $  1,049
Cost of net revenues (2)........         --         (2,346)      (82)   (2,360)
                                    -------       --------   -------  --------
  Gross profit (loss)...........         --         (1,449)      (12)   (1,311)
                                    -------       --------   -------  --------
Operating expenses:
  Research and development......        454          2,098       273     1,379
  Sales and marketing...........        244          1,687       135     1,984
  General and administrative....        358          3,814       307     1,550
  Stock-based expenses..........        --           2,400       443    11,657
                                    -------       --------   -------  --------
    Total operating expenses....      1,056          9,999     1,158    16,570
                                    -------       --------   -------  --------
Loss from operations............     (1,056)       (11,448)   (1,170)  (17,881)
Interest and other income.......         --            375        --       351
Interest expense (3)............        (18)          (388)     (150)      (64)
                                    -------       --------   -------  --------
Net loss........................    $(1,074)      $(11,461)  $(1,320) $(17,594)
                                    =======       ========   =======  ========
Net loss per share--basic and
 diluted .......................    $ (0.54)      $  (2.94)  $ (0.49) $  (2.51)
                                    =======       ========   =======  ========
Weighted average shares--basic
 and diluted....................      1,994          3,899     2,687     7,011
                                    =======       ========   =======  ========
Pro forma net loss per share
 (unaudited):
  Net loss per share -- basic
   and diluted..................                  $  (0.81)           $  (0.68)
                                                  ========            ========
  Weighted average shares --
   basic and diluted............                    14,194              26,018
                                                  ========            ========

--------
(1) Includes $231, $0, and $106 of stock-based charges in the year ended December 31, 1998, and the three months ended March 31, 1998 and 1999, respectively

(2) Includes $193, $5, and $447 of stock-based charges in the year ended December 31, 1998, and the three months ended March 31, 1998 and 1999, respectively

(3) Includes $161, $119, and $16 of stock-based charges in the year ended December 31, 1998 and the three months ended March 31, 1998 and 1999, respectively

  The accompanying notes are an integral part of these consolidated financial statements.

                              CRITICAL PATH, INC.

           CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)
                                (in thousands)

                   Convertible
                    Preferred                                                Notes                                  Total
                      Stock       Common Stock   Additional     Stock      Receivable                           Shareholders'
                  --------------- --------------  Paid-in   Subscriptions     from       Unearned   Accumulated    Equity
                  Shares   Amount Shares  Amount  Capital    Receivable   Shareholders Compensation   Deficit     (Deficit)
                  -------  ------ ------  ------ ---------- ------------- ------------ ------------ ----------- -------------
Inception,
February 19,
1997
Issuance of
Common Stock....       --   $--    2,394   $ 2    $     51    $      --     $    --     $      --    $     --     $      53
Net loss........       --    --       --    --          --           --          --            --      (1,074)       (1,074)
                  -------   ---   ------   ---    --------    ---------     -------     ---------    --------     ---------
Balance at
December 31,
1997............       --    --    2,394     2          51           --          --            --      (1,074)       (1,021)
Issuance of
Common Stock....       --    --    3,975     4          82           --         (85)           --          --             1
Exercise of
stock options...       --    --    1,925     2       1,104           --      (1,066)           --          --            40
Issuance of
Series A
Preferred Stock,
net.............   12,725    13       --    --       9,111           --          --            --          --         9,124
Issuance of
Series B
Preferred Stock,
net.............    3,637     4       --    --      15,437           --          --            --          --        15,441
Issuance of
warrants and
stock purchase
rights..........       --    --       --    --         723           --          --            --          --           723
Unearned
compensation....       --    --       --    --      19,882           --          --       (19,882)         --            --
Amortization of
unearned
compensation....       --    --       --    --          --           --          --         2,511          --         2,511
Net loss........       --    --       --    --          --           --          --            --     (11,461)      (11,461)
                  -------   ---   ------   ---    --------    ---------     -------     ---------    --------     ---------
Balance at
December 31,
1998............   16,362    17    8,294     8      46,390           --      (1,151)      (17,371)    (12,535)       15,358
Issuance of
Common Stock
(unaudited).....       --    --    1,091     1       2,399           --          --            --          --         2,400
Exercise of
stock options
(unaudited).....       --    --      565    --         164           --         (29)           --          --           135
Issuance of
Preferred Stock,
net
(unaudited).....    3,550     3       --    --      12,493           --          --            --          --        12,496
Conversion of
preferred to
common stock
(unaudited).....  (19,912)  (20)  19,912    20          --           --          --            --          --            --
Unearned
compensation
(unaudited).....       --    --       --    --     146,207           --          --      (146,207)         --            --
Amortization of
unearned
compensation
(unaudited).....       --    --       --    --          --           --          --        12,104          --        12,104
Issuance of
common stock in
initial public
offering, net
(unaudited).....       --    --    4,500     5      99,203           --          --            --          --        99,208
Stock
subscriptions
receivable
(unaudited).....       --    --       --    --                 (100,440)         --            --          --      (100,440)
Purchase of
treasury stock
(unaudited).....       --    --      (53)   --        (227)                      --            --          --          (227)
Net loss
(unaudited).....       --    --       --    --          --                       --            --     (17,594)      (17,594)
                  -------   ---   ------   ---    --------    ---------     -------     ---------    --------     ---------
Balance at March
31, 1999
(unaudited).....       --   $--   34,309   $34    $306,629    $(100,440)    $(1,180)    $(151,474)   $(30,129)    $  23,440
                  =======   ===   ======   ===    ========    =========     =======     =========    ========     =========

  The accompanying notes are an integral part of these consolidated financial statements.

                              CRITICAL PATH, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (in thousands)

                                   Period from
                                   February 19,
                                       1997                     Three Months
                                  (Inception) to  Year Ended  Ended March 31,
                                   December 31,  December 31, -----------------
                                       1997          1998      1998      1999
                                  -------------- ------------ -------  --------
                                                                (unaudited)
Cash flows from operating
 activities:
  Net loss......................     $(1,074)      $(11,461)  $(1,320) $(17,594)
  Adjustments to reconcile net
   loss to net cash used in
   operating activities:
    Provision for doubtful
     accounts...................          --             50        --        24
    Depreciation and
     amortization...............          26          1,019        41       626
    Common stock issued for
     services...................           3             --        --        --
    Amortization of warrants and
     stock purchase rights......          --            473       201       106
    Amortization of unearned
     compensation...............          --          2,511       366    12,104
    Changes in assets and
     liabilities:
      Accounts receivable.......          --           (171)      (47)     (415)
      Other assets..............         (48)           (86)        2      (741)
      Accounts payable..........         593           (170)       (2)    1,927
      Accrued expenses..........          34            392         3      (167)
      Deferred revenue..........          --            500        --      (500)
                                     -------       --------   -------  --------
        Net cash used in
         operating activities...        (466)        (6,943)     (756)   (4,630)
                                     -------       --------   -------  --------
Cash flows from investing
 activities:
  Notes receivable from
   officers.....................          --           (500)       --      (170)
  Property and equipment
   purchases....................        (409)          (491)     (189)     (659)
  Restricted cash...............          --           (325)       --        --
                                     -------       --------   -------  --------
        Net cash used in
         investing activities...        (409)        (1,316)     (189)     (829)
                                     -------       --------   -------  --------
Cash flows from financing
 activities:
  Proceeds from issuance of
   Preferred Stock, net.........          --         23,445       500    12,496
  Proceeds from equipment lease
   line.........................          --            198        --        --
  Proceeds from issuance of
   Common Stock.................          50             41        --     1,303
  Proceeds from convertible
   promissory notes payable.....         847            500       500        --
  Repayment of convertible
   promissory notes payable.....          --           (227)       --        --
  Principal payments on lease
   obligations..................         (21)          (908)      (20)     (398)
  Purchase of treasury stock....                                           (227)
                                     -------       --------   -------  --------
        Net cash provided by
         financing activities...         876         23,049       980    13,174
                                     -------       --------   -------  --------
Net increase in cash and cash
 equivalents....................           1         14,790        35     7,715
Cash and cash equivalents at
 beginning of period............          --              1         1    14,791
                                     -------       --------   -------  --------
Cash and cash equivalents at end
 of period......................     $     1       $ 14,791   $    36   $22,506
                                     =======       ========   =======  ========
Supplemental cash flow
 disclosure:
  Cash paid for interest........     $     1       $    244   $    31  $     48
Non-cash investing and financing
 activities
  Property and equipment
   leases.......................     $   118       $  4,714   $    20  $  3,074
  Common Stock issued for notes
   receivable...................     $    --       $  1,151   $    85  $     29
  Conversion of notes payable
   into Preferred Stock.........     $    --       $  1,120   $    --  $     --

  The accompanying notes are an integral part of these consolidated financial statements

                              CRITICAL PATH, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company

  Critical Path, Inc. (the "Company") was incorporated in California on February 19, 1997 to deliver advanced email hosting services.

Use of estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of presentation

  The financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash equivalents and restricted cash

  The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of deposits in money market funds. Restricted cash comprises amounts held on deposit which is required as collateral for Company provided credit cards.

Concentration of credit risk

  Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, restricted cash and accounts receivable. Cash and cash equivalents and restricted cash are deposited with financial institutions that management believes are creditworthy. The Company's accounts receivable are derived from transactions with companies throughout the United States. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectibility of accounts receivable.

  During the year ended December 31, 1998, approximately 62% and 30% of revenues before charges related to amortization of the fair value of warrants issued to customers were derived from the delivery of email services to two customers. During the three months ended March 31, 1999, these two customers accounted for approximately 48% (unaudited) and 32% (unaudited) of revenues before charges related to amortization of warrants.

Fair value of financial instruments

  The Company's financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, accounts payable and capital lease obligations, are carried at cost, which approximates fair value due to the short maturity of these instruments.

                              CRITICAL PATH, INC.

Property and equipment

  Property and equipment are stated at cost. Depreciation and amortization is computed using the straight-line method over the shorter of the estimated useful lives of the assets, generally three to five years, or the lease term, if applicable. The Company periodically assesses the recoverability of the carrying amount of property and equipment and provides for any possible impairment loss based upon the difference between the carrying amount and the fair value of such assets. Since February 19, 1997 (Inception) through December 31, 1998, no impairment losses have been identified.

Revenue recognition

  The Company derives revenue through the sale of email hosting services. Payments for such services are based either on contractual rates per active mailbox per month, non-refundable fixed payments or as a percentage of customer generated email advertising revenues. Revenues from contracts specifying a contractual rate per active mailbox per month are recognized monthly for each active mailbox covered by the respective contract. Revenues from contracts that provide non-refundable fixed payments are not dependent upon the active number of mailboxes and are therefore recognized ratably over the contract term. Revenues based upon a percentage of customer generated email advertising revenues are recognized when such revenues are earned and reported by the customer. Amounts billed or received in advance of service delivery are recorded as deferred revenue.

  In connection with certain customer contracts, the Company granted warrants or options to purchase Series B Convertible Preferred Stock to such customers. The fair value of such warrants or options, determined using the Black-Scholes option pricing model, is being recognized ratably as a sales discount over the terms of the respective agreements. See Note 7--Shareholders' Equity.

Research and development

  Research and development costs include expenses incurred by the Company to develop and enhance its email service offerings and to develop new electronic messaging services. Research and development costs are expensed as incurred.

Advertising expense

  Advertising costs are expensed as incurred and totaled $0 and $135,000 during the period from February 19, 1997 (Inception) through December 31, 1997 and the year ended December 31, 1998, respectively.

  Advertising costs totaled $0 (unaudited) and $18,000 (excluding $7.9 million of stock-based charges, unaudited) for the three months ended March 31, 1998 and 1999, respectively.

Stock-based compensation

  The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for

                              CRITICAL PATH, INC.

Stock Issued to Employees" and complies with the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company's stock and the exercise price of the option. The Company accounts for equity instruments issued to nonemployees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force ("EITF") 96-18.

Income taxes

  Income taxes are accounted for using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax assets and liabilities for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The measurement of current and deferred tax assets and liabilities are based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

Net loss per share

  Net loss per share is calculated in accordance with SFAS No. 128, "Earnings per Share" and Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 98 ("SAB 98"). Under the provisions of SFAS No. 128 and SAB 98, basic net loss per share is computed by dividing the net loss available to common stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of common and potential common shares outstanding during the period if their effect is dilutive. Potential common shares comprise restricted Common Stock and incremental common and preferred shares issuable upon the exercise of stock options and warrants and upon conversion of Series A and Series B Convertible Preferred Stock. At December 31, 1998 and March 31, 1999, 28,607,997 and 16,024,637 (unaudited) potential common shares respectively, are excluded from the determination of diluted net loss per share as the effect of such shares on a weighted average basis is anti-dilutive.

Pro forma net loss per share (unaudited)

  Pro forma net loss per share for the year ended December 31, 1998 and the three months ended March 31, 1999 is computed using the weighted average number of common shares outstanding, including the pro forma effects of the automatic conversion of the Company's Series A and Series B Convertible Preferred Stock into shares of the Company's Common Stock as if such conversion occurred at the beginning of the period, or at date of original issuance, if later. The resulting pro forma adjustment includes an increase in the weighted average shares used to compute basic and diluted net loss per share of approximately 10,295,000 shares for the year ended December 31, 1998 and 19,007,000 shares for the three months ended March 31, 1999. The pro forma effects of these transactions are unaudited and have been reflected in the accompanying pro forma consolidated statement of operations.

                              CRITICAL PATH, INC.

Comprehensive income

  Effective January 1, 1998, the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. To date, the Company has not had any transactions that are required to be reported in comprehensive income other than its net loss.

Segment information

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. In accordance with the provisions of SFAS No. 131, the Company has determined that it does not have separately reportable operating segments.

Interim Financial Information (Unaudited)

  The accompanying interim consolidated financial statements as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the results of the Company's operations and its cash flows for the three months ended March 31, 1998 and 1999. The financial data and other information disclosed in these notes to consolidated financial statements related to these periods are unaudited. The results for the three months ended March 31, 1999, are not necessarily indicative of the results to be expected for the year ending December 31, 1999.

Reclassifications

  In the quarter ended March 31, 1999, the Company elected to disclose stock-based expenses as a separate component of Operating Expenses. Accordingly, for the year ended December 31, 1998, approximately $148,000, $582,000, and $1,670,000 have been reclassified from Research and Development, Sales and Marketing, and General and Administrative expenses, respectively, to Stock-based expenses.

Recent accounting pronouncements

  In March 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") No. 98-1, "Software for Internal Use," which provides guidance on accounting for the cost of computer software developed or obtained for internal use. SOP No. 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The Company does not expect that the adoption of SOP No. 98-1 will have a material impact on its consolidated financial statements.

                              CRITICAL PATH, INC.

  In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Company is required to adopt SFAS 133 in fiscal 2000. SFAS 133 established methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. To date, the Company has not entered into any derivative financial instruments or hedging activities.

NOTE 2--BALANCE SHEET COMPONENTS:

                                                    December 31,
                                                    -------------   March 31,
                                                    1997   1998       1999
                                                    ----  -------  -----------
                                                                   (unaudited)
                                                         (in thousands)
   Accounts receivable, net:
     Accounts receivable........................... $ --  $   171    $   586
       Less: Allowance for doubtful accounts.......   --      (50)       (74)
                                                    ----  -------    -------
                                                    $ --  $   121    $   512
                                                    ====  =======    =======
   Property and equipment, net:
     Computer equipment and software............... $440  $ 5,247    $ 8,826
     Furniture and fixtures........................   34       74        115
     Leasehold improvements........................   53      411        524
                                                    ----  -------    -------
                                                     527    5,732      9,465
       Less: Accumulated depreciation and
        amortization...............................  (26)  (1,045)    (1,671)
                                                    ----  -------    -------
                                                    $501  $ 4,687    $ 7,794
                                                    ====  =======    =======

  Property and equipment includes $118,000, $4,832,000 and $7,906,000 (unaudited) of assets under capital leases at December 31, 1997, 1998 and for the three months ended March 31, 1999, respectively. Accumulated depreciation of assets under capital leases totaled $3,000, $765,000 and $1,399,000 (unaudited) at December 31, 1997, 1998 and for the three months ended March 31, 1999, respectively.

                                                       December 31,
                                                       -------------  March 31,
                                                        1997   1998     1999
                                                       ------ ------ -----------
                                                                     (unaudited)
                                                            (in thousands)
   Accrued liabilities:
     Compensation related............................. $  18  $   89    $193
     Other............................................    16     337      66
                                                       -----  ------    ----
                                                       $  34  $  426    $259
                                                       =====  ======    ====

NOTE 3--RELATED PARTY TRANSACTIONS:

Notes receivables from shareholders

  At December 31, 1998, the Company had notes receivable from shareholders and officers of the Company related to purchases of Common Stock in the amount of $85,000 and $1,066,000 which accrue interest at 5.69% and 4.51% per annum, respectively. The notes are full recourse and secured

                              CRITICAL PATH, INC.

by Common Stock. The notes are due and payable in February 2003 or, for the $1,066,000 note, 90 days following termination of the officer.

  At December 31, 1998, the Company held a note receivable from an officer totaling $500,000. The note accrues interest at the rate of 4.51% per annum, is secured by all shares of the Company's Common Stock held by this individual, and is due and payable in November 2003 or 30 days following termination. During the three months ending March 31, 1999, the Company received additional notes from officers totaling $170,000 (unaudited). These additional notes accrue interest at the rate of 4.64% per annum, are secured by all shares of the Company's Common Stock held by the officers and are due and payable in March 2004 or 30 days following termination.

Revenues

  In April 1998, the Company entered into an email services agreement with a significant customer, who is also a holder of the Company's Series B Preferred Stock. Net revenues from this shareholder approximated $605,000 and $552,000 for the year ended December 31, 1998 and the three months ended March 31, 1999, respectively.

NOTE 4--INCOME TAXES:

  No provision for income taxes was recorded due to the net losses for the periods from February 19, 1997 (Inception) to December 31, 1998.

  At December 31, 1998, and March 31, 1999, the Company had deferred tax assets of approximately $4,001,000, and 5,821,000 (unaudited), respectively. Management believes that, based on a number of factors, it is more likely than not that the deferred tax assets will not be realized, such that a full valuation allowance has been recorded. Deferred tax assets relate primarily to net operating loss carryforwards.

 At December 31, 1998, the Company had approximately $8,803,000 of federal and state net operating loss carryforwards available to offset future taxable income. At March 31, 1999 the Company had approximately $14 million (unaudited) of federal and state net operating loss carryforwards available to offset future taxable income. Federal and state net operating loss carryforwards expire in varying amounts beginning in 2012 and 2005, respectively. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances. Events which cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three year period.

NOTE 5--BORROWINGS:

Line of credit

  At December 31, 1998, and March 31, 1999 (unaudited), the Company maintained a revolving line of credit with a bank that provides for borrowings of up to $1,000,000. The line of credit expires

                              CRITICAL PATH, INC.

in November 1999 and accrues interest on outstanding borrowings at a rate equal to the bank's prime rate plus 2.0% (9.75% at December 31, 1998). The line of credit requires the Company to meet certain financial tests and to comply with certain other covenants. Borrowings are secured by substantially all of the assets of the Company. At December 31, 1998, and March 31, 1999 (unaudited), there were no borrowings outstanding and the Company was in compliance with all restrictive covenants.

Convertible promissory notes

  At December 31, 1997, the Company had obligations totaling $420,000 under 7% convertible promissory notes payable to individual investors. In April 1998, the principal amount of the notes was converted into 582,040 shares of Series A Convertible Preferred Stock at $0.72 per share.

  In January and February 1998, the Company issued an additional $430,000 of 7% convertible promissory notes to individual investors. In April 1998, the principal amount of the notes was converted into 595,897 shares of Series A Convertible Preferred Stock at $0.72 per share.

Convertible promissory notes--related parties

  At December 31, 1997, the Company had obligations totaling $427,000 under 7%- 10% convertible promissory notes payable to the Company's founder and an individual associated with the founder. In April 1998, $200,000 of the principal amount of the notes was converted into 277,162 shares of Series A Convertible Preferred Stock at $0.72 per share and the remaining balance of $227,000 was repaid in cash.

  In January and February 1998, the Company issued an additional $70,000 of 7% convertible promissory notes to a member of the Board of Directors and an individual associated with the Company's founder. In April 1998, the principal amount of the notes was converted into 97,006 shares of Series A Convertible Preferred Stock at $0.72 per share.

NOTE 6--COMMITMENTS:

Leases

  The Company leases office space and equipment under noncancelable operating and capital leases with various expiration dates through 2002. Rent expense for the period from February 19, 1997 (inception) to December 31, 1997 and the year ended December 31, 1998, and the three months ended March 31, 1998 and 1999, totaled $33,000, $220,000, $22,000 (unaudited), and $84,000 (unaudited), respectively.

                              CRITICAL PATH, INC.

  Future minimum lease payments under noncancelable operating and capital leases, including operating lease commitments entered into subsequent to December 31, 1998, are as follows:

                                                              Capital  Operating
                                                              Leases    Leases
   Year Ending December 31,                                   -------  ---------
                                                               (in thousands)
   1999.....................................................  $ 1,792    $358
   2000.....................................................    1,779     222
   2001.....................................................      979     213
   2002.....................................................        3     103
                                                              -------    ----
   Total minimum lease payments.............................    4,553    $896
                                                                         ====
   Less: Amount representing interest.......................     (453)
     Unamortized discount...................................     (144)
                                                              -------
   Present value of capital lease obligations...............    3,956
   Less: Current portion....................................   (1,502)
                                                              -------
   Long-term portion of capital lease obligations...........  $ 2,454
                                                              =======

Equipment lease lines

  In April 1998, the Company entered into a financing agreement that provides for the acquisition of equipment up to $1,000,000. Amounts available under this agreement are limited to specific acquisitions through March 2001 and are collateralized by the related equipment. Such amounts are payable over a three-year period in monthly installments of principal and interest, with interest accruing at a rate of 6.3% per annum.

  In April 1998, the Company entered into another financing agreement which provides for the acquisition of equipment up to $2,000,000. Amounts available under this agreement are limited to specific acquisitions between May 1, 1998 and April 30, 1999. Such amounts are payable over a three-year period in monthly installments of principal and interest, with interest accruing at the rate of 7.0% per annum. As part of this agreement, the Company issued warrants to purchase 97,006 shares of Series A Preferred Stock at a purchase price of $0.72 per share. The Company estimated the fair value of these warrants at date of issuance was approximately $53,000 which is being amortized as interest expense over the term of the lease obligation.

  In May 1998, the Company entered into a financing agreement which provides for the acquisition of equipment up to $3,500,000 and software and tenant improvements up to $1,500,000. Amounts available under this agreement are limited to specific acquisitions between March 1, 1998 and May 1, 1999. Such amounts are payable over a three-year period in monthly installments of principal and interest, with interest accruing at the rate of 7.0% per annum. As part of this agreement, the Company issued warrants to purchase 242,516 shares of Series A Preferred Stock at a purchase price of $0.72 per share. The Company estimated the fair value associated with these warrants at date of issuance was approximately $133,000 which is being amortized as interest expense over the term of the lease obligation.

Email service commitments

  Net revenues are derived from contractual relationships which typically have one to two year terms. Certain agreements require minimum performance standards regarding the availability and

                              CRITICAL PATH, INC.

response time of email services. If these standards are not met, such contracts are subject to termination and the Company could be subject to monetary penalties.

NOTE 7--SHAREHOLDERS' EQUITY:

  As of December 31, 1998, the Company's Articles of Incorporation authorized the Company to issue 38,636,363 shares of Common Stock at $0.001 par value, and 13,288,519 and 10,000,000 shares of Series A and Series B Convertible Preferred Stock ("Preferred Stock"), respectively, at $0.001 par value.

Preferred Stock

  On April 1, 1998, the Company completed its Series A Convertible Preferred Stock ("Series A") financing through the issuance of 12,707,851 shares at a price per share of $0.72 for net cash proceeds of $7,991,000, and the conversion of convertible promissory notes payable totaling $1,120,000. The Company issued an additional 18,013 shares of Series A Preferred Stock to the convertible promissory note holders upon the exercise of their warrants for proceeds of $13,000.

  In September 1998, the Company issued 3,636,739 shares of its Series B Convertible Preferred Stock ("Series B") at $4.26 per share for net proceeds of approximately $15,441,000.

  The holders of Preferred Stock have various rights and preferences as follows:

Voting

  Each share of Preferred Stock has voting rights equal to an equivalent number of shares of Common Stock into which it is convertible and votes together as one class with Common Stock.

  As long as at least 2,954,545 shares of Preferred Stock remain outstanding, the Company must obtain approval from a majority of the holders of Preferred Stock to declare or pay any dividend on Common Stock; redeem, purchase or otherwise acquire any Common Stock other than shares subject to right of repurchase by the Company; cause the acquisition, reorganization, merger or consolidation of the Company that results in a transfer of 50% or more of the voting control of the Company; authorize or issue another equity security having a preference over, or being on parity with, the Series A and Series B; or increase the number of directors of the Company.

  As long as at least 681,818 shares of Preferred Stock remain outstanding, the Company must obtain approval from a majority of the holders of Preferred Stock to alter the Articles of Incorporation as it relates to the Preferred Stock or change the authorized number of shares of Preferred Stock.

Dividends

  Holders of Series A and Series B are entitled to receive noncumulative dividends at the per annum rate of $0.0577 and $0.34 per share, respectively, when and if declared by the Board of Directors. The holders of Preferred Stock will also be entitled to participate in dividends on Common Stock, when and if declared by the Board of Directors, based on the number of shares of Common Stock held on an as-if converted basis. No dividends on Preferred Stock or Common Stock have been declared by the Board of Directors.

                              CRITICAL PATH, INC.

Liquidation

  In the event of any liquidation, dissolution or winding up of the Company, including a merger, acquisition or sale of assets where the beneficial owners of the Company's Common Stock and Preferred Stock own less than 51% of the resulting voting power of the surviving entity, the holders of Series A and Series B are entitled to receive an amount of $0.72 and $4.26 per share, respectively, plus any declared but unpaid dividends prior to and in preference to any distribution to the holders of Common Stock. The remaining assets, if any, shall be distributed ratably among the holders of Common Stock. Should the Company's legally available assets be insufficient to satisfy the liquidation preferences, the funds will be distributed ratably among the holders of Preferred Stock.

Conversion

  Each share of Preferred Stock is convertible, at the option of the holder, according to a conversion ratio, subject to adjustment for dilution. Each share of Preferred Stock automatically converts into the number of shares of Common Stock into which such shares are convertible at the then effective conversion ratio upon: (1) the closing of a public offering of Common Stock at a per share price of at least $15.50 per share with gross proceeds of at least $30,000,000, or (2) the consent of the holders of the majority of Convertible Preferred Stock. The initial conversion ratio of Preferred Stock for Common Stock is 1 to 1.

Warrants and Stock Purchase Rights

  In May 1998, the Company issued a right to purchase 454,544 shares of Common Stock or Preferred Stock in a subsequent financing to a customer as part of an email services agreement. Under the agreement, the price shall be 80% of the price at which the stock is sold in the subsequent financing for the initial 227,272 shares and 100% of such price for the remaining 227,272 shares. In September 1998, the Company completed its initial Series B financing at a per share price of $4.26. The Company has estimated the fair value of the purchase right to be $194,000, which will be recognized as a sales discount over the term of the services agreement. Approximately $136,000 was recognized in 1998. No warrants were exercised as of December 31, 1998.

  In May 1998, the Company issued to a different customer, a warrant to purchase up to $250,000 of Preferred Stock in the Company's next financing round. The warrant is exercisable until December 31, 2001 and the exercise price per share will equal the price per share at which the Preferred Stock is sold by the Company. In September 1998, the warrants were exercised in connection with the Series B financing at a per share price of $4.26. The Company has estimated the fair value of the warrants approximated $143,000, which will be recognized as a sales discount over the term of the services agreement. Approximately $95,000 was recognized in 1998.

  In connection with various financing agreements described in Note 6, the Company issued warrants to purchase 339,522 share of Series A at $0.72 per share. The warrants are exercisable for seven years from May 1, 1998, or five years from the effective date of the Company's initial public offering, whichever is shorter. As of December 31, 1998, no warrants were exercised.

  In connection with the issuance of certain convertible promissory notes described in Note 5, the Company issued warrants to purchase 113,636 shares of Common Stock at $0.02 per share and

                              CRITICAL PATH, INC.

241,123 shares of Series A at $0.72 per share. These warrants are exercisable for one and three years, respectively. The warrants to purchase Common Stock were exercised in September 1998. At December 31, 1998, warrants to purchase 18,013 shares of Series A had been exercised. The Company estimated the fair value of the warrants issued at approximately $119,000 which is being amortized as interest expense.

  In connection with the initial Series B financing, the Company issued warrants to purchase 70,290 shares of Series B at $4.26 per share to the placement agent. As of December 31, 1998, no warrants were exercised.

Common Stock purchase agreements

  In February 1998, the Company entered into stock purchase agreements with three founders and sold 3,863,635 shares of the Company's Common Stock at $0.02 per share. Under the terms of the stock purchase agreements, the Company has the right to purchase the shares of Common Stock at the original issue price in the event any one of the founders ceases to be an employee of the Company. The repurchase rights lapse 25% on the first anniversary of the vesting start date and ratably each month thereafter for 36 months. In the event of a change in control of the Company or the closing date of an Initial Public Offering, as defined, repurchase rights with respect to 50% of the then unvested shares of Common Stock will lapse. At December 31, 1998, 2,130,680 of these shares of Common Stock were subject to repurchase rights. In connection with the issuance of these shares, the Company recorded unearned compensation of $1,306,000 which is being recognized over the periods in which the Company's repurchase rights lapse.

  In October 1998, an officer exercised stock options to purchase 1,274,687 shares of the Company's Common Stock at a price of $0.84 per share. Under the terms of the option, the Company has the right to purchase the unvested shares of Common Stock at the original issue price in the event the officer ceases to be an employee of the Company. The repurchase rights lapse ratably each month for 48 months. At December 31, 1998, 1,221,575 of these shares of Common Stock were subject to repurchase rights. In connection with the option grant preceding this transaction, the Company recognized unearned compensation totaling $3.8 million which is included in the aggregate unearned compensation charges disclosed in Notes 8 and 9 to these consolidated financial statements.

NOTE 8--STOCK OPTIONS:

  In January 1998, the Company's Board of Directors adopted the 1998 Stock Option Plan. The Plan provides for the granting of up to 12,288,741 stock options to employees and consultants of the Company. Options granted under the Plan may be either incentive stock options ("ISO") or nonqualified stock options ("NSO"). ISOs may be granted only to Company employees (including officers and directors who are also employees). NSOs may be granted to Company employees and consultants.

  Options under the Plan may be granted for periods of up to ten years and at prices no less than 85% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO may not be less than 100% of the estimated fair value of the shares on the date of grant, and (ii) the exercise price of an ISO granted to

                              CRITICAL PATH, INC.

a 10% shareholder may not be less than 110% of the estimated fair value of the shares on the date of grant. Options generally vest 25% per year and are exercisable for a maximum period of ten years from the date of grant.

  The following table summarizes activity under the Plan for the year ended December 31, 1998 and the three months ended March 31, 1999:

                                                           Three Months Ended
                           Year Ended December 31, 1998      March 31, 1999
                           ----------------------------    ------------------
                                                              (unaudited)
                                               Weighted               Weighted
                                                Average               Average
                                               Exercise               Exercise
                               Shares            Price      Shares     Price
                           ----------------  -----------------------  --------
Outstanding at beginning
 of period................               --            --  7,752,556   $0.86
Granted...................       10,595,453         $0.74  2,649,012   10.57
Exercised.................       (1,924,723)         0.58   (565,334)   0.27
Canceled..................         (918,174)         0.16   (107,951)   1.78
                           ----------------                ---------
Outstanding at end of
 period...................        7,752,556          0.86  9,728,283    3.50
                           ================                =========
Options exercisable at
 period end...............          939,522          0.02  1,797,462    0.44
                           ================                =========
Weighted average minimum
 value of options
 granted during period....                           1.56               9.05

  The following table summarizes information about stock options outstanding at December 31, 1998:

                                                                           Options Exercisable
                             Options Outstanding at December 31, 1998      at December 31, 1998
                             --------------------------------------------  --------------------
                                                Weighted
                                                Average        Weighted                Weighted
                               Number of       Remaining        Average     Number of  Average
                                 Shares       Contractual      Exercise      Shares    Exercise
   Range of Exercise Price    Outstanding         Life           Price     Exercisable  Price
   -----------------------   --------------  ---------------  -----------  ----------- --------
           $0.02-
           $0.55                   2,850,201       9.2 years   $      0.08    939,522   $0.02
           $0.84-
           $2.20                   4,902,355       9.8 years          1.30        --      --
                              --------------                                ---------
                                   7,752,556       9.5 years          0.89    939,522    0.02
                              ==============                                =========

  The following table summarizes information about stock options outstanding at March 31, 1999 (unaudited):

                                                                           Options Exercisable
                               Options Outstanding at March 31, 1999        at March 31, 1999
                             --------------------------------------------  --------------------
                                                Weighted
                                                Average        Weighted                Weighted
                               Number of       Remaining        Average     Numberof   Average
                                 Shares       Contractual      Exercise      Shares    Exercise
   Range of Exercise Price    Outstanding         Life           Price     Exercisable  Price
   -----------------------   --------------  ---------------  -----------  ----------- --------
           $0.02-
           $0.55                   2,328,615       8.8 years         $0.07    881,875   $0.02
           $0.84-
           $2.20                   4,793,834       8.8 years          1.26    910,474    0.84
           $3.38-
           $7.13                   1,731,136       9.8 years          3.95      5,113    3.39
           $24.00                    874,698      10.0 years         24.00         --      --
                              --------------                                ---------
                                   9,728,283       9.1 years          3.50  1,797,462    0.44
                              ==============                                =========

                              CRITICAL PATH, INC.

Fair value disclosures

  The Company calculated the minimum value of each options grant on the date of grants using the Black-Scholes option pricing model as prescribed by SFAS No. 123 using the following assumptions:

                                                                    Three
                                                                   Months
                                                                 Ended March
                                     Year Ended December 31,         31,
                                     -------------------------   -------------
                                        1997          1998       1998    1999
                                     -----------   -----------   -----   -----
                                                                 (unaudited)
   Risk-free interest rates.........         6.0%          5.9%    5.5%    4.7%
   Expected lives (in years)........         4.0           4.0     4.0     4.0
   Dividend yield...................         0.0%          0.0%    0.0%    0.0%
   Expected volatility..............         0.0%          0.0%    0.0%    0.0%

  The compensation cost associated with the Company's stock-based compensation plans, determined using the minimum value method prescribed by SFAS No. 123, did not result in a material difference from the reported net loss for the year ended December 31, 1998, and the three months ended March 31, 1999 (unaudited).

Unearned stock-based compensation

  In connection with certain stock option grants and common stock issuances during the year ended December 31, 1998, and the three months ended March 31, 1999, the Company recognized unearned compensation totaling $19,882,000 and $18,108,000, respectively, which is being amortized over the vesting periods of the related options. Amortization expense recognized during the year ended December 31, 1998 and the three months ended March 31, 1999, totaled approximately $2,511,000, and $3,660,000 (unaudited), respectively.

NOTE 9--SUBSEQUENT EVENTS:

Reverse Stock Split

  On March 1, 1999, the Company's Board of Directors approved a 1:2.2 reverse stock split of the Company's outstanding shares which became effective on March 19, 1999. All share and per share information included in these consolidated financial statements have been retroactively adjusted to reflect this reverse stock split.

Series B Convertible Preferred Stock Financing

  In January 1999, the Company completed the second round of the Series B financing through the issuance of 2,772,708 shares at $4.26 per share for gross proceeds of approximately $11,817,000. In connection with this financing, the Company issued warrants to purchase 51,364 shares of Series B at $4.26 per share to the placement agent.

Exercise of Stock Purchase Rights

  In January 1999, a customer exercised stock purchase rights granted in May 1998 to purchase 454,544 shares of Series B for cash proceeds of approximately $1,744,000.

                              CRITICAL PATH, INC.

Employee Stock Purchase Plan

  In January 1999, the Board of Directors adopted the 1999 Employee Stock Purchase Plan (the "Purchase Plan") effective on the date of the Offering. The Purchase Plan reserves 600,000 shares for issuance thereunder. Employees generally will be eligible to participate in the Purchase Plan if they are customarily employed by the Company for more than 20 hours per week and more than five months in a calendar year and are not 5% or greater shareholders. Under the Purchase Plan, eligible employees may select a rate of payroll deduction up to 15% of their compensation subject to certain maximum purchase limitations. The Purchase Plan will be implemented in a series of overlapping twenty-four month offering periods and beginning on the effective date of the Offering and subsequent offering periods will begin on the first trading day on or after May 1 and November 1 of each year. Purchases will occur on each April 30 and October 31 (the "purchase dates") during each participation period. Under the Purchase Plan, eligible employees will be granted an option to purchase shares of Common Stock at a purchase price equal to 85% of the fair market value per share of Common Stock on either the start date of the offering period or the date on which the option is exercised, whichever is less. If the fair market value of the Common Stock on any purchase date (other than the final purchase date) is lower than the fair market value on the start date of that offering period, then all participants in that offering period will be automatically withdrawn from such offering period and re-enrolled in the offering period immediately following.

Stock Option Grants

  In January and March 1999, the Company granted incentive stock options to employees to purchase 1,789,110 shares of Common Stock at exercise prices ranging between $3.39 and $7.13 per share. In connection with such option grants, the Company recognized unearned compensation totaling $18,108,000 which is being amortized over the four year vesting period of the related options.

Sale of Common Stock

  In January 1999, the Company sold 1,090,909 shares of Common Stock at a price of $2.20 per share to a customer that also agreed to provide marketing related services. In connection with the transactions, the Company recognized a charge totaling $2,247,000 that will be attributed to sales and marketing expense over the one year term of the agreement.

Common Stock Warrant Issued for Services

  In January 1999, the Company entered into an agreement with ICQ, Inc., a subsidiary of America Online, Inc., pursuant to which it will provide email hosting services that will be integrated with ICQ's instant messaging service provided to ICQ's customers. The ICQ instant messaging service is designed to allow users to communicate in real time over the Internet. As part of the agreement, ICQ agreed to provide sub-branded advertising for the Company in exchange for a warrant to purchase 2,442,766 shares of Series B, issuable upon attainment of each of five

                              CRITICAL PATH, INC.

milestones. The following table summarizes the shares underlying each milestone and the related exercise price:

                                                               Shares
                                                             Underlying Exercise
                                                              Warrant    Price
                                                             ---------- --------
   Milestone 1.............................................    814,254   $ 4.26
   Milestone 2.............................................    407,128     5.50
   Milestone 3.............................................    407,128     6.60
   Milestone 4.............................................    407,128     8.80
   Milestone 5.............................................    407,128    11.00
                                                             ---------
     Totals................................................  2,442,766
                                                             =========

  The shares underlying the first milestone were immediately vested on the effective date of the agreement. The shares underlying the remaining milestones vest on the dates that ICQ completes registration of the specified number of sub-branded ICQ mailboxes applicable to each milestone. Using the Black-Scholes option pricing model and assuming a term of seven years and expected volatility of 90%, the initial fair value of the warrant on the effective date of the agreement approximated $16.5 million, which is being amortized to advertising expense using the straight-line method over four years. The shares underlying the second through fifth milestones will be remeasured at each subsequent reporting date until each sub-branded ICQ mailbox registration threshold is achieved. In the event such remeasurement results in increases or decreases from the initial fair value, which could be substantial, such increases or decreases will be recognized immediately, in the event the fair value of the shares underlying the milestone has been previously recognized, or over the remaining term.

Revaluation of Common Stock Warrant Issued for Services (unaudited)

  At March 31, 1999, none of the registration milestones specified within the ICQ warrant agreement had been achieved. Therefore, the shares underlying the second through fifth milestones of the ICQ warrant were remeasured using the closing price for our common stock on March 31, 1999 of $77 per share. This remeasurement resulted in an increase to the fair value of the warrant of $109.4 million, bringing the total fair value of the warrant to $125.9 million as of March 31, 1999. This revised fair value will be amortized ratably over four years, resulting in a quarterly amortization charge to advertising expense in the amount of $7.9 million beginning in the first quarter of 1999. As noted, this charge is subject to substantial increase or decrease in future quarters based upon future changes in the trading price of our common stock.

Initial Public Offering (unaudited)

  On March 29, 1999, the Company completed its initial public offering of 5,175,000 shares of Common Stock (including the exercise of the underwriters overallotment option) and realized net proceeds of $115.5 million.

Repurchase of Preferred Stock (unaudited)

  Prior to the closing of the Company's initial public offering, the Series B placement agent sold back to the Company at $4.26 per share an aggregate of 53,293 shares held by the placement agent or its affiliates.

                              CRITICAL PATH, INC.

Asset Acquisition (unaudited)

  On May 26, 1999, we acquired substantially all the operating assets of the Connect Service business of Fabrik Communications. The acquisition has been accounted for using the purchase method of accounting and accordingly, the purchase price has been allocated to the tangible and intangible assets acquired on the basis of their respective fair values on the acquisition date. The total purchase price of $20.1 million consisted of $12.0 million cash and common stock valued at $8.0 million and other acquisition related expenses of approximately $100,000. Of the total purchase price, approximately $500,000 was allocated to property and equipment, and the remainder was allocated to intangible assets, including customer list ($2.1 million), assembled workforce ($400,000) and goodwill ($17.1 million). The acquired intangible assets will be amortized over their estimated useful lives of two to three years.

                              CRITICAL PATH, INC.

             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

                                    Overview

  Effective May 26, 1999, the Company acquired substantially all of the operating assets of the Connect Service business of FABRIK Communications, Inc., which provides users of local area network e-mail systems a universal bridge to e-mail users outside their network, including those on the Internet and all other wide area network e-mail services. The acquisition has been accounted for using the purchase method of accounting and accordingly, the purchase price has been allocated to the tangible and intangible assets acquired on the basis of their respective fair values on the acquisition date. The fair value of intangible assets was determined based upon a preliminary valuation using a combination of methods, including a risk-adjusted income approach for the acquired customer list and replacement cost approach for the value of the assembled workforce.

  The total purchase price of approximately $20.1 million consisted of $12.0 million cash and 109,091 shares of the Company's Common Stock with an estimated fair value of approximately $8.0 million and other acquisition related expenses of approximately $100,000, consisting primarily of payments for legal and other professional fees. Of the total purchase price, approximately $500,000 was allocated to Property and equipment, and the remainder was allocated to intangible assets, including customer list ($2.1 million), assembled workforce ($400,000) and goodwill ($17.1 million). The acquired intangible assets will be amortized over their estimated useful lives of two to three years.

  The unaudited pro forma condensed consolidated balance sheet gives effect to this acquisition as if it had occurred on March 31, 1999, by consolidating the balance sheet of FABRIK Communications, Inc. with the balance sheet of Critical Path, Inc. at March 31, 1999.

  The unaudited pro forma condensed consolidated statement of operations gives effect to this acquisition as if it had occurred on January 1, 1998, by consolidating the results of operations of FABRIK Communications, Inc. for the year ended September 30, 1998 and the three months ended December 31, 1998, with the results of operations of Critical Path, Inc. for the year ended December 31, 1998 and the three months ended March 31, 1999.

  The unaudited pro forma condensed consolidated statement of operations is not necessarily indicative of the operating results that would have been achieved had the transactions been in effect as of the beginning of the periods presented and should not be construed as being representative of future operating results.

  The historical financial statements of the Company and FABRIK Communications, Inc. are included elsewhere in this Prospectus and the unaudited proforma condensed consolidated financial information presented herein should be read in conjunction with those financial statements and related notes.

                              CRITICAL PATH, INC.

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                  (Unaudited)
                    (in thousands, except per share amounts)

                                          March 31, 1999
                         ----------------------------------------------------
                          Critical
                            Path       Fabrik
                         Historical  Historical    Adjustments      Pro Forma
                         ----------  ---------- ------------------  ---------
Current assets:                                   (a)       (b)
  Cash and cash
   equivalents.......... $  22,506    $  3,060  $ (3,060) $(12,100) $  10,406
  Restricted cash.......       325         --        --        --         325
  Accounts receivable,
   net..................       512       1,426    (1,426)      --         512
  Other current assets..       654         126      (126)      --         654
                         ---------    --------  --------  --------  ---------
    Total current
     assets.............    23,997       4,612    (4,612)  (12,100)    11,897
Notes receivable from
 officers...............       670         --        --        --         670
Property and equipment,
 net....................     7,794       1,421      (921)      --       8,294
Intangible assets.......       --          --        --     19,600     19,600
Other assets............       220         --        --        --         220
                         ---------    --------  --------  --------  ---------
                         $  32,681    $  6,033  $ (5,533) $  7,500  $  40,681
                         =========    ========  ========  ========  =========

LIABILITIES, REDEEMABLE
 CONVERTIBLE PREFERRED
 STOCK AND SHAREHOLDERS'
 EQUITY (DEFICIT)
Current liabilities:
  Accounts payable...... $   2,350    $    459  $   (459) $    --   $   2,350
  Accrued expenses......       259         566      (566)      --         259
  Capital lease
   obligations,
   current..............     2,537         868      (868)      --       2,537
                         ---------    --------  --------  --------  ---------
    Total current
     liabilities........     5,146       1,893    (1,893)      --       5,146
Capital lease obliga-
 tions, long term.......     4,095       1,097    (1,097)      --       4,095
                         ---------    --------  --------  --------  ---------
                             9,241       2,990    (2,990)      --       9,241
                         ---------    --------  --------  --------  ---------
Redeemable Convertible
 Preferred Stock........       --       16,991   (16,991)      --         --
                         ---------    --------  --------  --------  ---------
Shareholders' equity
 (deficit):
  Common Stock..........        34           6       (6)       --          34
  Additional paid-in
   capital..............   306,629         231      (231)    8,000    314,629
  Stock subscriptions
   receivable...........  (100,440)        --        --        --    (100,440)
  Notes receivable from
   shareholders.........    (1,180)        --        --        --      (1,180)
  Unearned
   compensation.........  (151,474)        --        --        --    (151,474)
  Cummulative
   translation
   adjustment...........       --          (15)       15       --         --
  Accumulated deficit...   (30,129)    (14,170)   14,170       --     (30,129)
                         ---------    --------  --------  --------  ---------
    Total shareholders'
     equity (deficit)...    23,440     (13,948)   13,948     8,000     31,440
                         ---------    --------  --------  --------  ---------
                         $  32,681    $  6,033  $ (6,033) $  8,000  $  40,681
                         =========    ========  ========  ========  =========

                              CRITICAL PATH, INC.

            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                                  (Unaudited)
                    (in thousands, except per share amounts)

                             Year ended December 31, 1998             Three months ended March 31, 1999
                         -----------------------------------------  -----------------------------------------
                         Critical                           Pro     Critical                           Pro
                           Path    Fabrik   Adjustments    Forma      Path    Fabrik   Adjustments    Forma
                         --------  -------  -----------   --------  --------  -------  -----------   --------
Net revenues............ $    897  $11,542    $   --      $ 12,439  $  1,049  $ 3,073    $   --      $  4,122
Cost of net revenues....   (2,346)  (4,340)       --        (6,686)   (2,360)  (1,022)       --        (3,382)
                         --------  -------    -------     --------  --------  -------    -------     --------
  Gross profit (loss)...   (1,449)   7,202        --         5,753    (1,311)   2,051        --           740
                         --------  -------    -------     --------  --------  -------    -------     --------
Operating expenses:
  Research and
   development..........    2,098    2,439        --         4,537     1,379      274        --         1,653
  Sales and marketing...    1,687    4,094        --         5,781     1,984    1,021        --         3,005
  General and
   administrative.......    3,814    2,654        --         6,468     1,550    1,010        --         2,560
  Amortization of
   intangible assets....      --       --       6,600 (c)    6,600       --       --       1,650 (c)    1,650
  Stock-based expenses..    2,400      --         --         2,400    11,657      --         --        11,657
                         --------  -------    -------     --------  --------  -------    -------     --------
    Total operating
     expenses...........    9,999    9,187      6,600       25,786    16,570    2,305      1,650       20,525
Loss from operations....  (11,448)  (1,985)    (6,600)     (19,699)  (17,881)    (254)    (1,650)     (19,785)
Interest and other in-
 come, net..............      (13)    (235)      (724)(d)     (972)      287      (74)      (164)(d)       49
                         --------  -------    -------     --------  --------  -------    -------     --------
Net loss................ $(11,461) $(2,220)   $(7,324)    $(21,005) $(17,594) $  (328)   $(1,814)    $(19,736)
                         ========  =======    =======     ========  ========  =======    =======     ========
Pro forma net loss per
 share (unaudited) (e)
  Net loss per share--
   basic and diluted....                                  $  (1.46)                                  $  (0.75)
                                                          ========                                   ========
  Weighted average
   shares--basic and
   diluted..............                                    14,303                                     26,127
                                                          ========                                   ========

                            CRITICAL PATH, INC.

      NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

                                (Unaudited)

  The following adjustments were applied to the Company's historical financial statements and those of FABRIK Communications, Inc. to arrive at the pro forma condensed consolidated financial information. The proforma adjustments are preliminary and based upon Company management's estimates and a preliminary valuation of the intangible assets acquired.

    (a) Reflects adjustments to eliminate assets, liabilities and equity that were not acquired by the Company.

    (b) The allocation of the purchase price, assuming the acquisition occurred on March 31, 1999, for pro forma purposes, is as follows:

     Cash Paid..................................................... $12,000,000
     Value of Stock................................................   8,000,000
     Estimated acquisition costs...................................     100,000
                                                                    -----------
         Total purchase price...................................... $20,100,000
                                                                    ===========
     Property and equipment........................................ $   500,000
     Intangible assets:
       Assembled workforce......................................... $   400,000
       Customer list...............................................   2,100,000
       Goodwill....................................................  17,100,000
                                                                    -----------
         Total purchase price allocation........................... $20,100,000
                                                                    ===========

    (c) To record amortization of: acquired customer list totaling $2.1 million over the estimated period of benefit of three years, assembled workforce totaling $400,000 over the estimated period of benefit of two years, and goodwill totaling $17.1 million over the estimated period of benefit of three years.

    (d) Reflects the adjustment to reduce interest income for lower cash balances as a result of the elimination of the FABRIK cash balance which is not being acquired by the Company, and the reduction in cash balances due to the $12 million paid on acquisition.

    (e) Pro forma basic net loss per share for the year ended December 31, 1998 and the three months ended March 31, 1999 is computed using the weighted average number of common shares outstanding, including the pro forma effects of the conversion of the Company's Series A and Series B Convertible Preferred Stock into shares of the Company's Common Stock effective upon the closing of the initial public offering as if such conversion occurred on January 1, 1998, or at date of original issuance, if later. Pro forma diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of common and potential common shares outstanding during the period if their effect is dilutive. Potential common shares comprise restricted Common Stock and incremental common and preferred shares issuable upon the exercise of stock options and warrants and upon conversion of Series A and B Convertible Preferred Stock. At December 31, 1998 and March 31, 1999, 28,607,997 and 16,024,637
  potential common shares respectively, are excluded from the determination of diluted net loss per share as the effect of such shares on a weighted average basis is anti-dilutive. Differences between historical weighted average shares outstanding and pro forma weighted average shares outstanding used to compute net loss per share result from the inclusion of shares issued in conjunction with the acquisition as if such shares were outstanding from January 1, 1998 and from the conversion of the Company's Series A and Series B Convertible Preferred Stock effective upon the close of the initial public offering.

               Report of Ernst & Young LLP, Independent Auditors

To the Board of Directors and Shareholders
FABRIK Communications, Inc.

  We have audited the accompanying consolidated balance sheets of FABRIK Communications, Inc. as of September 30, 1997 and 1998 and the related consolidated statements of operations, redeemable convertible preferred stock and shareholders' deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FABRIK Communications, Inc. at September 30, 1997 and 1998 and the consolidated results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Palo Alto, California
November 6, 1998

                          FABRIK COMMUNICATIONS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                              September 30,
                                         ------------------------   March 31,
                                            1997         1998         1999
                                         -----------  -----------  -----------
                                                                   (Unaudited)
                ASSETS

Current assets:
  Cash and cash equivalents............  $ 3,861,399  $ 1,894,100  $ 3,060,643
  Accounts receivable, net of allowance
   for doubtful accounts of $71,107 and
   $295,777 in 1997 and 1998,
   respectively........................    1,268,328    1,853,880    1,425,493
  Other current assets.................      120,415      131,017      126,134
                                         -----------  -----------  -----------
Total current assets...................    5,250,142    3,878,997    4,612,270
Note receivable from officer...........       31,033       34,295           --
Property and equipment, net............    2,805,086    2,055,441    1,420,639
Other assets...........................       80,548           --           --
                                         -----------  -----------  -----------
                                         $ 8,166,809  $ 5,968,733  $ 6,032,909
                                         ===========  ===========  ===========

  LIABILITIES, REDEEMABLE CONVERTIBLE
   PREFERRED STOCK AND SHAREHOLDERS'
                DEFICIT

Current liabilities:
  Accounts payable.....................  $ 1,015,455  $   427,671  $   459,311
  Accrued compensation and related
   liabilities.........................      266,716      464,767      388,560
  Other accrued liabilities............      138,762      444,029      175,325
  Capital lease obligations............      588,888      810,129      868,350
                                         -----------  -----------  -----------
Total current liabilities..............    2,009,821    2,146,596    1,891,546

Capital lease obligations, less current
 portion...............................    1,467,725    1,336,650    1,097,333

Commitments

Redeemable convertible preferred stock,
 par value $.001; 20,950,868 shares
 authorized; shares issued and
 outstanding; 18,981,456 at September
 30, 1997 and 1998 and 20,231,456 at
 March 31, 1999 (liquidation preference
 of $17,075,002 at March 31, 1999).....   15,500,965   15,500,965   16,990,965

Shareholders' deficit:
  Common stock, par value $.001;
   42,000,000 shares authorized;
   5,277,498, 5,572,332 and 5,691,739
   shares issued and outstanding at
   September 30, 1997, and 1998 and
   March 31, 1999, respectively........        5,277        5,572        5,691
Additional paid-in capital.............      186,531      211,192      231,434
Cumulative translation adjustment......           --       (8,562)     (14,460)
Accumulated deficit....................  (11,003,510) (13,223,680) (14,169,600)
                                         -----------  -----------  -----------
Total shareholders' deficit............  (10,811,702) (13,015,478) (13,946,935)
                                         -----------  -----------  -----------
                                         $ 8,166,809  $ 5,968,733  $ 6,032,909
                                         ===========  ===========  ===========

                            See accompanying notes.

                          FABRIK COMMUNICATIONS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                             Year ended September     Six months ended March
                                      30,                      31,
                            ------------------------  -----------------------
                               1997         1998         1998         1999
                            -----------  -----------  -----------  ----------
                                                      (Unaudited)  (Unaudited)
Net revenues............... $ 4,621,508  $11,542,242  $5,812,842   $5,562,834

Costs and expenses:
  Cost of revenues.........   2,902,084    4,340,359   2,222,101    1,916,104
  Sales and marketing......   4,687,092    4,093,853   1,812,405    1,860,093
  Research and
   development.............   1,147,664    2,438,960     724,179      714,380
  General and
   administrative..........   2,562,414    2,654,369   1,938,879    1,864,480
                            -----------  -----------  ----------   ----------
Total costs and expenses...  11,299,254   13,527,541   6,697,564    6,355,057
                            -----------  -----------  ----------   ----------

Loss from operations.......  (6,677,746)  (1,985,299)   (884,722)    (792,223)
Interest income............     164,403      124,314      68,866       22,324
Interest expense...........    (222,068)    (359,185)   (175,758)    (176,021)
                            -----------  -----------  ----------   ----------
Net loss................... $(6,735,411) $(2,220,170) $ (991,614)  $ (945,920)
                            ===========  ===========  ==========   ==========

Net loss per share--basic
 and diluted............... $     (1.48) $     (0.42) $    (0.19)  $    (0.17)
                            ===========  ===========  ==========   ==========

Shares used in per share
 calculation--basic and
 diluted...................   4,541,273    5,280,723   5,122,132    5,633,671
                            ===========  ===========  ==========   ==========


                            See accompanying notes.

                          FABRIK COMMUNICATIONS, INC.

       CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK
                           AND SHAREHOLDERS' DEFICIT

                                                                      Shareholders' Deficit
                                          ---------------------------------------------------------------------------------
                   Redeemable Convertible                                  Note
                      Preferred Stock       Common Stock     Additional Receivable  Cumulative                    Total
                   ---------------------- -----------------   Paid-In      from     Translation Accumulated   Shareholders'
                     Shares     Amount     Shares    Amount   Capital   Shareholder Adjustment    Deficit        Deficit
                   ---------- ----------- ---------  ------  ---------- ----------- ----------- ------------  -------------
Balances at
September 30,
1996.............   4,474,878 $ 3,430,766 5,430,000  $5,430   $ 46,545    $(4,125)   $     --   $ (4,268,099) $ (4,220,249)
 Issuance of
 Series D
 redeemable
 convertible
 preferred stock
 at $.76 per
 share, net of
 issuance costs
 of $47,026......  12,006,578   9,077,972        --      --         --         --          --             --            --
 Issuance of
 Series E
 redeemable
 convertible
 preferred stock
 at $1.20 per
 share, net of
 issuance costs
 of $7,773.......   2,500,000   2,992,227        --      --         --         --          --             --            --
 Issuance of
 preferred stock
 warrants........          --          --        --      --     61,580         --          --             --        61,580
 Forgiveness of
 note receivable
 from
 shareholder.....          --          --        --      --         --      4,125          --             --         4,125
 Repurchase of
 common stock....          --          --  (267,708)   (268)    (2,586)        --          --             --        (2,854)
 Issuance of
 stock options to
 consultants.....          --          --        --      --     73,923         --          --             --        73,923
 Exercise of
 stock options...          --          --   115,206     115      7,069         --          --             --         7,184
 Net loss........          --          --        --      --         --         --          --     (6,735,411)   (6,735,411)
                   ---------- ----------- ---------  ------   --------    -------    --------   ------------  ------------
Balances at
September 30,
1997.............  18,981,456  15,500,965 5,277,498   5,277    186,531         --          --    (11,003,510)  (10,811,702)
 Repurchase of
 common stock....          --          --   (30,625)    (31)      (582)        --          --             --          (613)
 Translation
 loss............          --          --        --      --         --         --      (8,562)            --        (8,562)
 Exercise of
 stock options...          --          --   325,459     326     25,243         --          --             --        25,569
 Net loss........          --          --        --      --         --         --          --     (2,220,170)   (2,220,170)
                   ---------- ----------- ---------  ------   --------    -------    --------   ------------  ------------
Balances at
September 30,
1998.............  18,981,456  15,500,965 5,572,332   5,572    211,192         --      (8,562)   (13,223,680)  (13,015,478)
 Issuance of
 Series E
 redeemable
 convertible
 preferred stock
 at $1.20 per
 share, net of
 issuance costs
 of $10,000
 (unaudited).....   1,250,000   1,490,000        --      --         --         --          --             --            --
 Translation loss
 (unaudited).....          --          --        --      --         --         --      (5,898)            --        (5,898)
 Exercise of
 stock options
 (unaudited).....          --          --   119,407     119     20,242         --          --             --        20,361
 Net loss
 (unaudited).....          --          --        --      --         --         --          --       (945,920)     (945,920)
                   ---------- ----------- ---------  ------   --------    -------    --------   ------------  ------------
Balances at March
31, 1999
(unaudited)......  20,231,456 $16,990,965 5,691,739  $5,691   $231,434    $    --    $(14,460)  $(14,169,600) $(13,946,935)
                   ========== =========== =========  ======   ========    =======    ========   ============  ============

                            See accompanying notes.

                          FABRIK COMMUNICATIONS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                Year ended September       Six months ended
                                         30,                   March 31,
                               ------------------------  ----------------------
                                  1997         1998         1998        1999
                               -----------  -----------  ----------  ----------
Operating activities                                     (Unaudited) (Unaudited)
Net loss.....................  $(6,735,411) $(2,220,170) $ (991,614) $ (945,920)
Adjustments to reconcile net
 loss to net cash used in op-
 erating activities:
  Depreciation and
   amortization..............      942,674    1,434,942     720,495     713,030
  Issuance of options to
   consultants...............       73,923           --          --          --
  Forgiveness of note receiv-
   able to shareholder and
   officer...................        4,125           --          --      34,295
  Changes in operating assets
   and liabilities:
    Accounts receivable......   (1,063,393)    (585,552)   (812,427)    428,387
    Other current assets.....      (43,461)     (10,602)    (35,176)      4,883
    Note receivable from
     officer.................           --       (3,262)     (2,374)         --
    Accounts payable.........      528,774     (587,784)    166,978      31,640
    Accrued compensation and
     related liabilities and
     other accrued liabili-
     ties....................      250,269      503,318     (54,174)   (344,911)
                               -----------  -----------  ----------  ----------
Net cash used in operating
 activities..................   (6,042,500)  (1,469,110) (1,008,292)    (78,596)
Investing activities
Purchases of property and
 equipment...................   (2,467,912)    (627,181)   (452,684)    (78,228)
Other assets.................      (22,432)      22,432      22,432          --
                               -----------  -----------  ----------  ----------
Net cash used in investing
 activities..................   (2,490,344)    (604,749)   (430,252)    (78,228)


Financing activities
Proceeds (payments) on
 capital lease obligation,
 net.........................    1,376,164       90,166     269,918    (181,096)
Bridge financing.............      400,000           --          --          --
Proceeds from issuance of
 common stock................        7,184       25,569      11,768      20,361
Repurchase of common stock...       (2,854)        (613)         --          --
Other........................           --       (8,562)        266      (5,898)
Proceeds from issuance of Se-
 ries D redeemable
 convertible preferred
 stock.......................    7,465,957           --          --          --
Proceeds from issuance of Se-
 ries E redeemable
 convertible preferred
 stock.......................    2,992,227           --          --   1,490,000
                               -----------  -----------  ----------  ----------
Net cash provided by
 financing activities........   12,238,678      106,560     281,952   1,323,367
                               -----------  -----------  ----------  ----------
Increase (decrease) in cash..    3,705,834   (1,967,299) (1,156,592)  1,166,543
Cash and cash equivalents,
 beginning of period.........      155,565    3,861,399   3,861,399   1,894,100
                               -----------  -----------  ----------  ----------
Cash and cash equivalents,
 end of period...............  $ 3,861,399  $ 1,894,100  $2,704,807  $3,060,643
                               ===========  ===========  ==========  ==========
Supplemental disclosure of
 cash flow information:
  Cash paid during the period
   for interest..............  $   203,006  $   337,835  $  168,696  $  168,150
                               ===========  ===========  ==========  ==========
Supplemental disclosure of
 noncash financing
 activities:
  Issuance of Series D re-
   deemable convertible
   preferred stock in ex-
   change for promissory
   notes.....................  $ 1,612,015  $        --  $       --  $       --
                               ===========  ===========  ==========  ==========
  Issuance of preferred stock
   warrants..................  $    61,580  $        --  $       --  $       --
                               ===========  ===========  ==========  ==========

                            See accompanying notes.

                          FABRIK COMMUNICATIONS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (Information for the Six Months ended March 31, 1998 and 1999 is Unaudited)

1. The Company and Liquidity

  FABRIK Communications, Inc. (the "Company" or "Fabrik") provides messaging services to the expanding electronic mail ("e-mail") market principally in the United States. Fabrik provides users of local area network ("LAN") e-mail systems a universal bridge to e-mail users outside their network, including those on the Internet and all other wide area network ("WAN") e-mail services.

  Through fiscal 1998, Fabrik incurred cumulative net losses of $13,223,680, including a net loss of $2,220,170 in 1998. During fiscal 1997 and 1998, Fabrik used $6,042,500 and $1,469,110, respectively, of cash to finance its growth and related operating activities. In fiscal 1999, Fabrik expects to incur additional losses and will use additional cash to fund its operating activities. In fiscal 1999, Fabrik's operating plan contemplates reducing and then aligning its cost structure with expected revenue streams and eliminating activities that are not clearly aligned with the Fabrik's near and longer term strategies. Fabrik's financial plan contemplates obtaining additional third party financing. However, there can be no assurance that such financing will be available on terms acceptable to Fabrik, if at all. Should Fabrik be required to delay or reduce expenditures, it may not be able to expand its suite of services and may have to reevaluate its operating plans.

Basis of Presentation

  The consolidated financial statements include the accounts of Fabrik and its wholly owned subsidiary. All significant intercompany transactions and balances have been eliminated in consolidation.

  On May 26, 1999, Fabrik sold certain assets and customer relationships related to its connect business to Critical Path, Inc. for consideration of $12,000,000 in cash and 109,091 shares of Critical Path, Inc.'s common stock valued at approximately $8,000,000. The accompanying consolidated financial statements have been prepared on the Fabrik's historical cost basis and do not reflect any adjustments resulting from the acquisition.

2. Summary of Significant Accounting Policies

  The following is a summary of Fabrik's significant accounting policies used in the preparation of the accompanying consolidated financial statements.

Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and the reported amounts of revenue and expenses during the reporting period. Actual results may differ materially from those estimates.

                          FABRIK COMMUNICATIONS, INC.

  (Information for the Six Months ended March 31, 1998 and 1999 is Unaudited)


Interim Financial Information

  The interim financial information as of March 31, 1999 and for the six months ended March 31, 1998 and 1999 is unaudited but includes all adjustments, consisting only of normal recurring adjustments, that Fabrik considers necessary for a fair presentation of its consolidated financial position at such date and its consolidated results of operations and cash flows for those periods. Operating results for the six months ended March 31, 1999 are not necessarily indicative of results that may be expected for any future periods.

Cash and Cash Equivalents

  Fabrik considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Concentrations of Credit Risk and Credit Evaluations

  Financial instruments which subject Fabrik to concentrations of credit risk consist primarily of cash and trade accounts receivable. Fabrik maintains its cash and cash equivalents in a domestic financial institution with a high credit standing. Fabrik conducts business principally with companies in various industries throughout the United States. Fabrik performs ongoing credit evaluations of its corporate customers and generally does not require collateral. Reserves are maintained for potential credit losses and such reserves to date have been within management's expectations.

Property and Equipment

  Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the related assets of three years. Assets under capital leases and leasehold improvements are amortized using the straight-line method over the lesser of the estimated useful lives or the remaining lease terms, generally three years.

Income Taxes

  Fabrik accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"), which requires the use of the liability method in accounting for income taxes. Under FAS 109, deferred tax assets and liabilities are measured based on differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

Accounting for Stock-Based Compensation

  Fabrik accounts for employee stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and has adopted the "disclosure only" alternative described in Statement of Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The effect of applying the fair value method of SFAS 123 to Fabrik's stock options results in net losses that are not materially different from the amounts reported.

                          FABRIK COMMUNICATIONS, INC.

  (Information for the Six Months ended March 31, 1998 and 1999 is Unaudited)


Revenue Recognition

  Fabrik provides messaging services for the e-mail market. These services provide users of LAN e-mail systems a universal bridge to e-mail users outside their network. Fabrik charges users monthly for certain e-mail transactions in addition to a monthly service fee. Fabrik recognizes revenues as such services are provided.

Research and Development

  Research and development costs are charged to operations as incurred.

Computation of Net Loss Per Share

  Fabrik adopted Financial Accounting Standards Board Statement No. 128, "Earnings Per Share," ("FAS 128") during the year ended September 30, 1997. FAS 128 replaced the calculation of primary and fully diluted net loss per share with basic and diluted net loss per share. In accordance with FAS 128, basic net income (loss) per share excludes dilutive common stock equivalents and is calculated as net income (loss) divided by the weighted average number of common shares outstanding. Diluted net income (loss) per share is computed using the weighted average number of common shares outstanding and dilutive common stock equivalents outstanding during the period. Common equivalent shares from stock options and warrants (using the treasury stock method) are excluded from the calculation of net loss per share as their effect is anti-dilutive.

Impact of Recently Issued Accounting Standards

  In June 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income" ("FAS 130"). Fabrik is required to adopt this statement in fiscal year 1999. FAS 130 establishes new standards for reporting and displaying comprehensive income and its components. Adoption of this statement had no material impact on Fabrik's consolidated financial position, results of operations or cash flows.

  Additionally, the Financial Accounting Standards Board issued Financial Accounting Standards Board Statement No. 131, "Disclosure about Segments of an Enterprise and Related Information" which establishes standards for the way public business enterprises report information in annual statements and interim financial reports regarding operating segments, products and services, geographic areas, and major customers. Fabrik has determined that it operates in one segment.

Reclassifications

  Certain prior year balances have been reclassified to conform to the current year presentation.

3. Note Receivable from Officer

  In February 1996, Fabrik loaned an officer a total of $30,000 in return for a promissory note. In February 1998, the note was amended to $33,192 to include the original amount of the note plus accrued interest. The principal on the note, which is unsecured, is due and payable in February 2000. Interest is payable annually on the note in arrears at a rate of 5.32% per annum.

                          FABRIK COMMUNICATIONS, INC.

  (Information for the Six Months ended March 31, 1998 and 1999 is Unaudited)


4. Property and Equipment

  The major components of property and equipment are as follows:

                                                           September 30,
                                                      ------------------------
                                                         1997         1998
                                                      -----------  -----------
   Computer equipment................................ $ 3,393,384  $ 3,975,071
   Furniture and equipment...........................     306,779      309,492
   Leasehold improvements............................     178,029      220,810
                                                      -----------  -----------
                                                        3,878,192    4,505,373
   Less accumulated depreciation and amortization....  (1,073,106)  (2,449,932)
                                                      -----------  -----------
                                                      $ 2,805,086  $ 2,055,441
                                                      ===========  ===========

  The cost of assets acquired under capital leases was $2,527,690 and $3,311,946 and the accumulated amortization on these assets was $1,527,469 and $1,662,550 at September 30, 1997 and 1998, respectively.

5. Commitments

  Fabrik leases certain property and equipment under capital leases and office facilities under an operating lease. Future minimum lease payments under these capital leases and noncancellable payments under the operating lease with an original lease term in excess of one year as of September 30, 1998 are as follows:

                                                            Capital    Operating
                                                             Leases      Lease
                                                           ----------  ---------
   Year ending September 30
     1999................................................. $1,067,173  $498,867
     2000.................................................  1,037,933   222,715
     2001.................................................    459,279     1,268
     2002.................................................     34,071        --
                                                           ----------  --------
     Total minimum lease payments.........................  2,598,456  $722,850
                                                                       ========
     Less amounts representing interest...................   (451,677)
                                                           ----------
     Present value of minimum lease payments..............  2,146,779
     Less current portion.................................   (810,129)
                                                           ----------
                                                           $1,336,650
                                                           ==========

  Rent expense under operating leases totaled $282,638 and $279,215 for the years ended September 30, 1997 and 1998, respectively.

6. Related Party Transactions

  Fabrik is a party to a services agreement dated October 21, 1994, pursuant to which, the supplier, a shareholder of Fabrik, has agreed to provide Fabrik with substantially all of its telecommunication services necessary to operate its business. For the years ended September 30,

                          FABRIK COMMUNICATIONS, INC.

  (Information for the Six Months ended March 31, 1998 and 1999 is Unaudited)

1997 and 1998, purchases of services from this supplier amounted to $330,525 and $78,887, respectively. At September 30, 1997 and 1998, amounts due to this supplier were $102,942 and $2,332, respectively.

7. Bank Line of Credit

  In June 1998, Fabrik entered into a revolving line of credit agreement with a bank which provides for a line of credit of up to $2 million. Borrowings under the line of credit bear interest at the bank's prime rate plus .5% (8.3% at September 30, 1998). Interest payments are due monthly. Total borrowings are limited to the lesser of $2 million or 80% of eligible accounts receivable and are secured by Fabrik's assets. At September 30, 1998, there were no outstanding borrowings on the line of credit. The line of credit agreement expires on June 15, 1999, at which time all amounts due and payable under this agreement must be paid. Of the revolving line of credit, $200,000 is restricted for purposes of meeting deposit requirements of Fabrik's payroll processor.

  Among other provisions, the bank line of credit requires Fabrik to maintain certain minimum financial ratios and profitability/maximum loss provisions. Fabrik was not in compliance with the maximum loss provision for the fourth quarter of the year ended September 30, 1998. Fabrik subsequently obtained a waiver from the bank for this violation.

8. Shareholders' Equity

Redeemable Preferred Stock

  Preferred stock consists of the following at September 30, 1998:

                                                           Shares
                                                Shares   Issued and  Liquidation
   Series                                     Authorized Outstanding Preference
   ------                                     ---------- ----------- -----------
   A.........................................    748,750    700,000  $   700,000
   B.........................................    416,670    416,670      500,004
   C.........................................  3,431,502  3,358,208    2,249,999
   D......................................... 12,503,946 12,006,578    9,124,999
   E.........................................  2,600,000  2,500,000    3,000,000
                                              ---------- ----------  -----------
   Totals.................................... 19,700,868 18,981,456  $15,575,002
                                              ========== ==========  ===========

  Under Fabrik's Articles of Incorporation, preferred stock is issuable in series and the Board of Directors is authorized to determine the rights, preferences and terms of each series.

  Dividends

  The holders of shares of preferred stock, in preference to the holders of any other stock of Fabrik, are entitled to receive, when and as declared by the Board of Directors, but only out of funds that are legally available, dividends at the rate of eight percent (8%) of the "Original Issue Price" per annum on each outstanding share of preferred stock (as adjusted for any stock dividends, combinations or splits with respect to such shares). The Original Issue Price of the Series A,

                          FABRIK COMMUNICATIONS, INC.

  (Information for the Six Months ended March 31, 1998 and 1999 is Unaudited)

Series B, Series C, Series D and Series E preferred stock is $1.00, $1.20, $.67, $.76, and $1.20, respectively.

  Conversion

  Each share of preferred stock, at the option of the holder, is convertible into the number of fully paid and nonassessable shares of common stock at the conversion rate. The conversion rate per share of the Series A, Series B, Series C, Series D and Series E preferred stock is 5:1, 5:1, 1:1, 1:1, and 1:1, respectively. The conversion rates are subject to adjustment from time to time. The number of shares of common stock into which a share of a series of preferred stock is convertible is referred to as the conversion rate of such series.

  Each share of preferred stock shall automatically be converted into shares of common stock, based on the then-effective conversion price, at any time upon the affirmative vote of the holders of at least 66-2/3% of the outstanding shares of the Preferred Series, or immediately upon the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock for the account of Fabrik in which (i) the per share price is at least $5.00 (as adjusted for stock splits, recapitalizations and the like), and
(ii) the gross cash proceeds to Fabrik (before underwriting discounts, commissions and fees) are at least $10,000,000.

  Redemption

  The holders of at least sixty-six and two-thirds percent (66-2/3%) of the then outstanding preferred stock, voting as a separate class, may, by notice delivered on or before March 1, 2001, require Fabrik to redeem the preferred stock in four equal annual installments beginning on August 1, 2001 and ending on August 1, 2004 (each a "Redemption Date"). Fabrik shall effect such redemptions on the applicable Redemption Date by paying in cash in exchange for the shares of preferred stock to be redeemed a sum equal to the Original Issue Price per share of preferred stock (as adjusted for any stock dividends, combinations or splits) plus declared and unpaid dividends with respect to such shares. The number of shares of preferred stock that Fabrik shall be required to redeem on any one redemption date is equal to the amount determined by dividing the number of shares outstanding immediately prior to the Redemption Date by the number of remaining Redemption Dates (including the Redemption Date to which such calculation applies). Shares subject to redemption are to be redeemed from each holder of preferred stock on a pro rata basis.

  If Fabrik does not have sufficient funds legally available to redeem all shares to be redeemed at the Redemption Date (including, if applicable, those to be redeemed at the option of Fabrik), then Fabrik shall redeem such shares pro rata (based on the portion of the aggregate Redemption Price payable to them) to the extent possible and shall redeem the remaining shares to be redeemed as soon as sufficient funds are legally available.

  Liquidation

  In the event of any liquidation, dissolution or winding up of Fabrik, whether voluntary or involuntary, the holders of preferred stock are entitled to receive, prior and in preference to any

                          FABRIK COMMUNICATIONS, INC.

  (Information for the Six Months ended March 31, 1998 and 1999 is Unaudited)

distribution of any of the assets of Fabrik to the holders of common stock by reason of their ownership, an amount per share equal to the sum of Original Issue Price, plus any declared but unpaid dividends on such share. After payment of the full liquidation preference of the preferred stockholders, any remaining assets of Fabrik legally available are to be distributed ratably to the holders of the common stock and preferred stock on an as-if-converted to common stock basis until such time as the holders of preferred stock and common stock have received a total liquidation amount of one hundred million dollars ($100,000,000). The remaining assets of Fabrik legally available for distribution, if any, are to be distributed ratably to the holders of common stock.

  If, upon the occurrence of a liquidation event, the assets and funds distributed among the holders of the preferred stock are insufficient to permit the payment to such holders of the full preferential amount, then the entire assets and funds of Fabrik legally available for distribution are to be distributed ratably among the holders of the preferred stock, in proportion to the preferential amount each such holder is otherwise entitled to received.

  Voting

  The holder of each share of preferred stock is entitled to the number of votes equal to the number of shares of common stock into which each share of preferred stock could be converted immediately after the close of business on the record date for the vote or consent of shareholders, except as otherwise required by law, and has voting rights and powers equal to the voting rights and powers of the common stock.

Warrants

  In connection with the capital lease facility, Fabrik has issued four warrants. The first is a warrant issued in October 1994 to purchase 48,750 shares of Series A redeemable preferred stock at $1.00 per share expiring on December 31, 2000 (convertible into 243,750 common shares). The second warrant issued in October 1995 allows the lessor to purchase 73,294 shares of Series C redeemable preferred stock at $0.67 per share, expiring on December 31, 2001. Fabrik deemed the fair value of these warrants to be immaterial at the date of issuance. The third warrant issued in November 1996 allows the lessor to purchase 72,368 shares of Series D redeemable preferred stock at $0.76 per share, expiring on September 30, 2002. Fabrik valued the warrant at $18,095. The fourth warrant issued in April 1997 allows the lessor to purchase 95,000 shares of Series D redeemable preferred stock at $0.76 per share expiring on December 31, 2002. Fabrik valued this warrant at $23,750.

  In association with a July 1996 promissory note, Fabrik issued warrants in August 1997 to purchase an aggregate of 197,368 shares of Series D preferred stock at $0.76 per share. Fabrik valued the warrants at $19,735. The warrants were issued to certain investors involved in the bridge financing. These warrants expire December 31, 1999. No new warrants were issued during the year ended September 30, 1998.

                          FABRIK COMMUNICATIONS, INC.

  (Information for the Six Months ended March 31, 1998 and 1999 is Unaudited)


Options Issued to Consultants

  Fabrik granted options to purchase 49,500 shares of common stock to consultants at exercise prices ranging from $.08 to $.30 throughout fiscal 1997. These options were granted in exchange for consulting services performed. Fabrik valued these options using the fair value of the services performed which amounted to $73,923. This amount was recorded as consulting expense and additional paid-in capital in the year ended September 30, 1997.

Equity Incentive Plan

  Under the 1995 Equity Incentive Plan (the "Plan"), the Board of Directors may issue incentive stock options, nonstatutory stock options and stock bonuses to employees of Fabrik. As of September 30, 1998, Fabrik has reserved 5,920,000 shares of common stock for issuance under the Plan. The Board of Directors determines to whom options and bonuses will be granted, the number of shares, the term and the exercise price (which cannot be less than the fair market value at the date of grant, or 85% of fair market value for nonstatutory stock options). Options granted under the Plan to date generally become exercisable ratably over a four-year period with a one-year anniversary cliff in the first year of the option term.

  Activity under the Plan is as follows:

                                                       Outstanding Options
                                                     -------------------------
                                                                  Weighted-
                                           Shares                  Average
                                         Available    Number    Exercise Price
                                         for Grant   of Shares    per Share
                                         ----------  ---------  --------------
   Balances at September 30, 1996.......    688,600  1,811,400       $.07
     Additional options reserved........    700,000         --         --
     Options granted.................... (1,535,000) 1,535,000        .16
     Options exercised..................         --   (115,206)       .08
     Options canceled...................    315,439   (315,439)       .10
                                         ----------  ---------
   Balances at September 30, 1997.......    169,039  2,915,755        .11
     Additional options reserved........  2,720,000         --         --
     Options granted.................... (1,340,000) 1,340,000        .42
     Options exercised..................         --   (325,459)       .08
     Options canceled...................    959,960   (959,960)       .18
                                         ----------  ---------
   Balances at September 30, 1998.......  2,508,999  2,970,336        .23
     Additional options reserved
      (unaudited).......................  1,500,000         --         --
     Options granted (unaudited)........ (3,372,500) 3,372,500        .45
     Options exercised (unaudited)......         --   (119,407)       .17
     Options canceled (unaudited).......    449,018   (449,018)       .37
                                         ----------  ---------
   Balances at March 31, 1999
    (unaudited).........................  1,085,517  5,774,411        .35
                                         ==========  =========

  At March 31, 1999, options to purchase 1,473,155 shares of common stock were vested and exercisable at a weighted-average exercise price of $0.16 per share.

                          FABRIK COMMUNICATIONS, INC.

  (Information for the Six Months ended March 31, 1998 and 1999 is Unaudited)


  The following table summarizes information concerning currently outstanding and exercisable options at March 31, 1999:

                               Options Outstanding         Options Exercisable
                        --------------------------------- ---------------------
                                     Weighted-
                                      Average   Weighted-             Weighted-
                                     Remaining   Average    Number     Average
                          Number    Contractual Exercise  Exercisable Exercise
   Exercise Prices      Outstanding    Life       Price   and Vested    Price
   ---------------      ----------- ----------- --------- ----------- ---------
   $ .07-.08...........  1,348,838     7.04       $.07     1,033,701    $.07
    .15-.30............    219,948     8.24        .26       130,141     .25
    .35-.40............    267,250     8.94        .40        77,625     .40
    .45................  3,938,375     9.55        .45       231,688     .45
                         ---------                         ---------
                         5,774,411                         1,473,155
                         =========                         =========

  The weighted-average fair value at grant date for options granted during the years ended September 30, 1997 and 1998 and the six months ended March 31, 1999 was $.03, $.08 and $0.09 per share, respectively.

9. Income Taxes

  The Company did not provide any current or deferred federal, state or foreign income tax provision or benefit for the periods presented because it has experienced operating losses since inception.

  As of September 30, 1998, the Company had federal and state net operating loss carryforwards of approximately $9,500,000 and $6,400,000, respectively. The federal and state net operating loss carryforwards will expire in the years ending 2002 through 2013, if not utilized. Utilization of the net operating loss carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of the net operating losses before utilization.

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

                                                            September 30,
                                                       ------------------------
                                                          1997         1998
                                                       -----------  -----------
   Net operating loss carryforwards................... $ 3,587,000  $ 3,632,000
   Capitalized research and development...............     518,000      849,000
   Depreciation and amortization......................      39,000      275,000
   Research and development credit carryfowards.......     109,000      239,000
   Other..............................................     197,000      255,000
                                                       -----------  -----------
   Total deferred tax assets..........................   4,450,000    5,250,000
   Valuation allowance................................  (4,450,000)  (5,250,000)
                                                       -----------  -----------
   Net deferred tax assets............................ $       --   $       --
                                                       ===========  ===========

                          FABRIK COMMUNICATIONS, INC.

  (Information for the Six Months ended March 31, 1998 and 1999 is Unaudited)


  The Company has provided a full valuation allowance on the deferred tax assets due to uncertainty regarding their realizability. The valuation allowance increased by $2,795,000 and $800,000 during the years ended September 30, 1997 and 1998, respectively.

10. Retirement Plan

  Fabrik has established the 401(k) Savings and Retirement Plan (the "Plan") under Section 401(k) of the Internal Revenue Code covering substantially all of its employees. Under the Plan, participating employees may defer a portion of their pretax earnings up to the Internal Revenue Service annual contribution limit. Fabrik does not make contributions to the Plan.

11. Year 2000 Issue (Unaudited)

  The Year 2000 issue relates to the use by many existing computer programs of only two digits to identify a year in the date field. If not corrected, many computer applications could fail or create erroneous results by or at the year 2000. Fabrik recognizes the need to ensure that the potential Year 2000 software failures will not adversely impact its operations. Fabrik believes that Year 2000 problems will not have a material adverse effect on its results of operations or financial position.

  Fabrik is in the process of determining if the current versions of Fabrik's internally developed and purchased software are Year 2000 compliant. Additionally, Fabrik is in the process of completing its Year 2000 assessment of internal systems and applications. Fabrik is also in the process of determining if all of its hardware systems are Year 2000 compliant. Fabrik expects some changes to its systems will be necessary to reach compliance and plans to complete the Year 2000 conversion of such systems by March 1999. To date, Year 2000 costs have been minimal and Fabrik believes that future costs will be immaterial. However, there can be no assurances that Fabrik will not experience serious unanticipated negative consequences and/or material costs caused by undetected errors or defects in the technology used in its internal systems.

  Fabrik has also initiated communications with third parties on which it is dependent for essential software and services (including services necessary for Fabrik to perform its own services) to determine how they are addressing Year 2000 issues and to evaluate any impact on Fabrik's operations. Although Fabrik intends to work with these third parties to resolve Year 2000 compliance issues, the lack of resolution of Year 2000 issues by these parties could have a material adverse effect on Fabrik's future business operations, financial condition and results of operations. At this time, Fabrik cannot quantify the potential impact of third-party Year 2000 issues; nor has it developed contingency plans for the possibility that one or more of such third parties may experience a significant disruption due to Year 2000 issues.

  The year 2000 readiness of the general infrastructure necessary to support its operations is difficult to assess. For instance, Fabrik depends on the integrity and stability of the Internet to provide its services. Fabrik also depends on the year 2000 compliance of the computer systems and financial services used by consumers. Thus, the infrastructure necessary to support its operations consists of a network of computers and telecommunications systems located throughout the world and operated by numerous unrelated entities and individuals, none of which has the ability to control

                          FABRIK COMMUNICATIONS, INC.

  (Information for the Six Months ended March 31, 1998 and 1999 is Unaudited)

or manage the potential year 2000 issues that may impact the entire infrastructure. Fabrik's ability to assess the reliability of this infrastructure is limited and relies solely on generally available news reports, surveys and comparable industry data. Based on these sources, Fabrik believes most entities and individuals that rely significantly on the Internet are carefully reviewing and attempting to remediate issues relating to year 2000 compliance, but it is not possible to predict whether these efforts will be successful in reducing or eliminating the potential negative impact of year 2000 issues. A significant disruption in the ability of consumers to reliably access the Internet or portions of it would have an adverse effect on demand for Fabrik's services and would have a material adverse effect on Fabrik.

  At this time, Fabrik has not yet developed a contingency plan to address situations that may result if Fabrik or its vendors are unable to achieve year 2000 compliance because Fabrik currently does not believe that such a plan is necessary. The cost of developing and implementing such a plan, if necessary, could be material. Any failure of its material systems, Fabrik's vendors' material systems or the Internet to be year 2000 compliant could have material adverse consequences for Fabrik.

12. Subsequent Events

  In October 1998, Fabrik entered into a services agreement with a third-party service provider under which the service provider will provide Fabrik with telecommunications services. The term of the agreement is for three years beginning November 1998 and will require payments by Fabrik totaling $234,654 over the three-year term.

  In October 1998, Fabrik granted a new officer of Fabrik options to purchase
1.6 million shares of common stock, or approximately 5% of the total outstanding shares of Fabrik. These options were granted at an exercise price of $.45 per share, the fair market value of underlying common stock on the date of grant, and will vest over a four-year period.

  In November 1998, Fabrik entered into an equipment financing lease agreement with a financial services company. The agreement provides Fabrik with a lease line for up to $2,500,000 for the purchase of computer equipment and software. The term of the agreement is 42 months. In November 1998, Fabrik drew down $203,190 under the agreement for the purchase of computer equipment. Under the agreement, the financial services company has the right to purchase preferred stock in all of Fabrik's future private or public offerings in amounts of not less than $10,000 and not more than $500,000 at the fair market value at the time of such an offering.

                               INSIDE BACK COVER

the
        brand
                behind
        the
                brand

                          [pictures of Critical Path
                               customer branded
                              web mail interfaces
                                 appears here]

                      [LOGO OF CRITICAL PATH APPEARS HERE]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

  The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, Inc. filing fee.

                                                                      Payable by
                                                                      Registrant
                                                                      ----------
   SEC registration fee..............................................  $118,775
   National Association of Securities Dealers, Inc. filing fee.......    30,500
   Nasdaq National Market Listing Fee................................    17,500
   Accounting fees and expenses......................................    50,000
   Legal fees and expenses...........................................    50,000
   Printing and engraving expenses...................................   125,000
   Blue Sky fees and expenses........................................     5,000
   Registrar and Transfer Agent's fees...............................    20,000
   Miscellaneous fees and expenses...................................    83,225
                                                                       --------
   Total.............................................................  $500,000
                                                                       ========

Item 14. Indemnification of Directors and Officers

  Section 317 of the California Corporations Code provides for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act"). Article V, Section B of our articles of incorporation (Exhibit 3.1 hereto) provides for indemnification of our directors, officers, employees and other agents to the extent and under the circumstances permitted by the California Corporations Code. We have also entered into agreements with our directors and officers that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent permitted by law.

  The Underwriting Agreement (Exhibit 1.1) provides for indemnification by ourself, our underwriters and our directors and officers of the underwriters, for certain liabilities, including liabilities arising under the Act, and affords certain rights of contribution with respect thereto.

Item 15. Recent Sales of Unregistered Securities

1. From February 1997 to February 26, 1999, the Registrant issued and sold 8,486,398 shares of common stock to employees, directors and consultants at prices ranging from $0.02 to $2.20 per share.

2. On April 1, 1998, the Registrant issued and sold 12,707,869 shares of Series A Preferred Stock to a total of 29 investors for an aggregate purchase price of $9,170,002.

3. On September 11, 1998 and January 13, 1999, the Registrant issued and sold 6,863,991 shares of Series B Preferred Stock to a total of 19 investors for an aggregate purchase price of $29,061,014.

4. On January 13, 1999, the Registrant issued and sold 1,090,909 shares of common stock to one investor for an aggregate purchase price of $2,400,000.

5. From February 1997 to February, 1998, the Registrant issued and sold 6,258,251 shares of common stock to 5 investors at a purchase price of $0.02 per share.

6. On January 1999 the Registrant issued a warrant to purchase up to 2,442,766 shares of Series B Preferred Stock to one investor in connection with the Registrant's entering into a commercial agreement with a subsidiary of such investor.

  The foregoing transactions were made in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701.

Item 16. Exhibits and Financial Statement Schedules

  (a) Exhibits

  See exhibits listed on the Exhibit Index following the signature page of the Form S-1, which is incorporated herein by reference.

  (b) Financial Statement Schedules

  Schedules other than those referred to above have been omitted because they are not applicable or not required or because the information is included elsewhere in the Financial Statements or the notes thereto.

Item 17. Undertakings

  Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to

Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) The Registrant will provide to the underwriters at the closing(s) specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on the 27th day of May, 1999.

                                          Critical Path, Inc.

                                                 /s/ David A. Thatcher
                                          By: _________________________________

                                                   David A. Thatcher

                                             Executive Vice President and

                                                Chief Financial Officer

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                Name                             Title                 Date
                ----                             -----                 ----

                 *                   President, Chief Executive     May 27, 1999
____________________________________ Officer and Director
         Douglas T. Hickey           (Principal Executive
                                     Officer)

       /s/ David A. Thatcher         Executive Vice President,      May 27, 1999
____________________________________ Chief Financial Officer
         David A. Thatcher           (Principal Financial Officer)
                                     and Accounting Officer

                 *                   Chairman of the Board          May 27, 1999
____________________________________
          David C. Hayden

                 *                   Director                       May 27, 1999
____________________________________
        Christos M. Cotsakos

                 *                   Director                       May 27, 1999
____________________________________
            Lisa Gansky

                 *                   Director                       May 27, 1999
____________________________________
          Kevin R. Harvey

                 *                   Director                       May 27, 1999
____________________________________
           James A. Smith

                 *                   Director                       May 27, 1999
____________________________________
           George Zachary

  /s/ David A. Thatcher

*By:
  ----------------------------

     David A. Thatcher

     Attorney-in-Fact

                                 EXHIBIT INDEX

  Exhibit
  Number                         Description of Document
  -------                        -----------------------
   1.1    Form of Underwriting Agreement.
   2.1    Asset Purchase Agreement, dated May 26, 1999, between the Registrant and Fabrik Communications, Inc.
   3.1    Amended and Restated Articles of Incorporation. (Incorporated by
          reference to Exhibit 3(i)(b) to the Registrant's Registration
          Statement on Form S-1 (File No. 333-71499))
   3.2    Amended and Restated Bylaws. (Incorporated by reference to Exhibit
          3(ii)(b) to the Registrant's Registration Statement on Form S-1 (File
          No. 333-71499))
   4.1    Form of Common Stock Certificate. (Incorporated by reference to
          Exhibit 4.1 to the Registrant's Registration Statement on Form S-1
          (File No. 333-71499))
   4.2    Warrant to Purchase Preferred Stock dated September 11, 1998 issued by the Registrant to Hambrecht & Quist LLC. (Incorporated by
          reference to Exhibit 4.2 to the Registrant's Registration Statement
          on Form S-1 (File No. 333-71499))
   4.3    Warrant to Purchase Preferred Stock dated January 13, 1999 issued by the Registrant to Hambrecht & Quist LLC. (Incorporated by reference to Exhibit 4.3 to the Registrant's Registration Statement on Form S-1
          (File No. 333-71499))
   4.4    Warrant to Purchase Common Stock dated January 29, 1999 issued by the
          Registrant to America Online, Inc. (Incorporated by reference to
          Exhibit 4.4 to the Registrant's Registration Statement on Form S-1
          (File No. 333-71499))
   5.1    Opinion of Wilson Sonsini Goodrich & Rosati.
  10.1    Form of Indemnification Agreement between the Registrant and each of its directors and officers. (Incorporated by reference to Exhibit
          10.1 to the Registrant's Registration Statement on Form S-1 (File No.
          333-71499))
  10.2    Employee Stock Purchase Plan. (Incorporated by reference to Exhibit
          10.2 to the Registrant's Registration Statement on Form S-1 (File No.
          333-71499))
  10.3    1998 Stock Plan and forms of stock option agreements thereunder.
          (Incorporated by reference to Exhibit 10.3 to the Registrant's
          Registration Statement on Form S-1 (File No. 333-71499))
  10.4    Series B Preferred Stock Purchase Agreement dated September 11, 1998.
          (Incorporated by reference to Exhibit 10.4 to the Registrant's
          Registration Statement on Form S-1 (File No. 333-71499))
  10.5    Amendment to Series B Preferred Stock Purchase Agreement dated
          January 13, 1999. (Incorporated by reference to Exhibit 10.5 to the
          Registrant's Registration Statement on Form S-1 (File No. 333-71499))
  10.6    Amended and Restated Investors' Rights Agreement dated September 11,
          1998. (Incorporated by reference to Exhibit 10.6 to the Registrant's
          Registration Statement on Form S-1 (File No. 333-71499))
  10.7    Amendment to the Amended and Restated Investors' Rights Agreement
          dated January 13, 1999. (Incorporated by reference to Exhibit 10.7 to the Registrant's Registration Statement on Form S-1 (File No. 333-
          71499))
  10.8    Master Equipment Lease Agreement dated April 28, 1998, and Lease Line
          Schedule thereto, by and between the Registrant and Lighthouse
          Capital Partners II, L.P. (Incorporated by reference to Exhibit 10.8 to the Registrant's Registration Statement on Form S-1 (File No. 333-
          71499))
  10.9    Master Lease Agreement dated May 1, 1998, and addendum thereto, by and between the Registrant and Comdisco, Inc. (Incorporated by reference to Exhibit 10.9 to the Registrant's Registration Statement
          on Form S-1 (File No. 333-71499))
  10.10   Standard Industrial/Multitenant Lease-Gross dated June 20, 1997 by and between the Registrant and 501 Folsom Street Building.
          (Incorporated by reference to Exhibit 10.10 to the Registrant's
          Registration Statement on Form S-1 (File No. 333-71499))
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
  Exhibit
  Number                         Description of Document
  -------                        -----------------------
  10.11   Letter Agreement dated October 1, 1998 by and between the Registrant and Douglas Hickey. (Incorporated by reference to Exhibit 10.11 to the Registrant's Registration Statement on Form S-1 (File No. 333-
          71499))
  10.12   Promissory Note and Security Agreement dated November 2, 1998 by and between the Registrant and Douglas Hickey. (Incorporated by reference to Exhibit 10.12 to the Registrant's Registration Statement on Form
          S-1 (File No. 333-71499))
  10.13   Warrant Agreement dated April 28, 1998 by and between the Registrant and Lighthouse Capital Partners II, L.P. (Incorporated by reference to Exhibit 10.13 to the Registrant's Registration Statement on Form
          S-1 (File No. 333-71499))
  10.14   Warrant Agreement dated May 1, 1998 by and between the Registrant and
          Comdisco, Inc. (Incorporated by reference to Exhibit 10.14 to the
          Registrant's Registration Statement on Form S-1 (File No. 333-71499))
  10.15   Master Services Agreement dated December 10, 1998 by and between the
          Registrant and US West Communications Services, Inc. (Incorporated by
          reference to Exhibit 10.15 to the Registrant's Registration Statement
          on Form S-1 (File No. 333-71499))
  10.16   Email Services Agreement dated May 27, 1998 by and between the
          Registrant and Network Solutions, Inc. (Incorporated by reference to
          Exhibit 10.16 to the Registrant's Registration Statement on Form S-1
          (File No. 333-71499))
  10.17   Email Services Agreement dated July 6, 1998 by and between the
          Registrant and StarMedia Network, Inc. (Incorporated by reference to
          Exhibit 10.17 to the Registrant's Registration Statement on Form S-1
          (File No. 333-71499))
  10.18   Amendment to Email Services Agreement September 30, 1998 by and
          between the Registrant and E*TRADE Group, Inc. (Incorporated by
          reference to Exhibit 10.18 to the Registrant's Registration Statement
          on Form S-1 (File No. 333-71499))
  10.19   Email Services Agreement dated September 14, 1998 by and between the
          Registrant and Sprint Communications Company L.P. (Incorporated by
          reference to Exhibit 10.19 to the Registrant's Registration Statement
          on Form S-1 (File No. 333-71499))
  10.20   Email Services Agreement dated March 19, 1998 by and between the
          Registrant and NTX, Inc. dba TABNet, Inc. (Incorporated by reference to Exhibit 10.20 to the Registrant's Registration Statement on Form
          S-1 (File No. 333-71499))
  10.21   QuickStart Loan and Security Agreement dated May 12, 1998 by and between the Registrant and Silicon Valley Bank. (Incorporated by
          reference to Exhibit 10.21 to the Registrant's Registration Statement
          on Form S-1 (File No. 333-71499))
  10.22   Email Services Agreement dated January 29, 1999 by and between the
          Registrant and ICQ, Inc. (Incorporated by reference to Exhibit 10.22 to the Registrant's Registration Statement on Form S-1 (File No. 333-
          71499))
  10.23   Sublease dated February 8, 1999 by and between Times Direct
          Marketing, Inc. and Critical Path. (Incorporated by reference to
          Exhibit 10.23 to the Registrant's Registration Statement on Form S-1
          (File No. 333-71499))
  10.24   Promissory Note and Security Agreement dated January 26, 1999 by and between the Registrant and Bill Rinehart. (Incorporated by reference to Exhibit 10.24 to the Registrant's Registration Statement on Form
          S-1 (File No. 333-71499))
  23.1    Consent of PricewaterhouseCoopers LLP.
  23.2    Consent of Ernst & Young LLP, Independent Auditors.
  23.3    Consent of Wilson Sonsini Goodrich & Rosati (included in Exhibit
          5.1).
  24.1    Power of Attorney.
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